As filed with the Securities and Exchange Commission on August 25, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SunPower Corporation

(Exact name of registrant as specified in its charter)

California (prior to reincorporation) Delaware (after reincorporation)	3674	94-3008969
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

430 Indio Way

Sunnyvale, California 94085

(408) 991-0900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas H. Werner

Chief Executive Officer

SunPower Corporation

430 Indio Way

Sunnyvale, California 94085

(408) 991-0900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Davina K. Kaile, Esq. Stephen M. Wurzburg, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4500	Larry W. Sonsini, Esq. Matthew W. Sonsini, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Gregg A. Noel, Esq. Thomas J. Ivey, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Class A Common Stock, par value $0.001 per share	$115,000,000	$13,536

(1)	Includes shares of class A common stock to be sold upon exercise of the underwriters’ over-allotment option, if any.
(2)	Estimate solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST     , 2005

             Shares

Class A Common Stock

We are selling              shares of class A common stock. Prior to this offering, there has been no public market for our class A common stock. The initial public offering price of our class A common stock is expected to be between $             and $             per share. We have applied to list our class A common stock on The Nasdaq National Market under the symbol “SPWR.”

Following this offering, we will have two classes of authorized common stock: class A common stock and class B common stock. Only Cypress Semiconductor Corporation, or Cypress, its successors in interest and its subsidiaries may hold shares of our class B common stock unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution. The rights of the holders of class A and class B common stock are substantially similar, except with respect to voting, conversion and other protective provisions as set forth in this prospectus. The holders of class B common stock shall be entitled to eight votes per share and the holders of class A common stock shall be entitled to one vote per share. Each share of class B common stock is convertible into one share of class A common stock at any time and will so convert automatically on any transfer unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution. In the event that Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress has not effected a tax-free distribution of our class B common stock to its stockholders prior to such time, each outstanding share of class B common stock will automatically convert into one share of class A common stock.

The underwriters have an over-allotment option to purchase a maximum of                      additional shares of class A common stock from us and certain selling stockholders on the same terms and conditions as set forth below if the underwriters sell more than              shares in this offering.

Investing in our class A common stock involves risks. See “ Risk Factors” beginning on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to SunPower
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of class A common stock will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Lehman Brothers

SG Cowen & Co.	First Albany Capital

The date of this prospectus is                     , 2005

SUNPOWER

12 kilowatt residential solar system, California

SunPower 200 watt Solar Panel   Conventional 150 watt Solar Panel

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2005 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the class A common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

Our Company

We design, manufacture and sell solar electric power products, or solar power products, based on our proprietary processes and technologies. We have spent more than 15 years developing high performance solar cells, which are semiconductor devices that directly convert sunlight into electricity. We believe our solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market. We believe our solar cells provide the following benefits compared with conventional solar cells:

•	Superior performance, including the ability to generate up to 50% more power per unit area;

•	Superior aesthetics with our uniformly black surface design which eliminates highly visible reflective grid lines and metal interconnect ribbons; and

•	Efficient use of silicon, a key raw material used in the manufacture of solar cells.

We offer solar power products including solar cells, solar panels and inverters which convert sunlight to electricity compatible with the utility network. Our initial solar sales efforts have been focused on residential and commercial applications where the high performance and superior aesthetics of our solar power products provide compelling customer benefits. We sell our solar power products in many countries, principally in regions where government incentives have accelerated solar power adoption. In addition, we offer high performance imaging detectors based on our solar power technology, primarily for medical imaging applications. We also offer infrared detectors based on our high performance all back contact technology, primarily for use in computing and mobile phone applications.

Market Opportunity

The electric power industry is one of the world’s largest industrial segments, with annual revenue of approximately $1.06 trillion in 2004, according to Datamonitor, an industry consulting firm. Global electricity demand has shown consistent growth over the past decade and is expected to increase from 14.3 trillion kilowatt hours in 2003 to 26.0 trillion kilowatt hours by 2025, according to the United States Department of Energy’s International Energy Outlook 2005. Investments in generation, transmission and distribution to meet growth in electricity demand, excluding investments in fuel supply, are expected to be roughly $10 trillion by 2030, according to the International Energy Agency, or IEA. However, fossil fuel supply constraints, infrastructure limitations, the desire for energy security and environmental concerns pose a challenge to meeting this growing worldwide electricity demand. The use of renewable resources, which include solar, biomass, geothermal, hydroelectric and wind power generation, has grown significantly in response to the challenges associated with growing global electricity production. As opposed to fossil fuels which draw on finite resources that may eventually become too expensive to retrieve, renewable resources are generally unlimited in availability.

Solar power has emerged as one of the most rapidly growing renewable energy sources primarily due to multiple advantages it offers over other renewable energy sources, including negligible impact on the environment, no fuel price or delivery risk, point-of-use power generation, price competitiveness with peak retail electric rates, maximum generation during peak energy demand periods, modularity and reliability. Since 1985, the market for solar power, as defined by worldwide shipments of solar power systems, has grown at a compound annual growth rate of over 20%, according to Strategies Unlimited, a research firm. Since 2000, the growth of the global solar power market, as defined by solar power system installations, has accelerated to an average rate of 38%, according to SolarBuzz, an industry consulting firm. The global solar power market had an estimated $6.5 billion in revenue in 2004 and is expected to grow to $18.5 billion by 2010, according to SolarBuzz.

Our Strengths

Solar power is an emerging high-growth power generation technology. Adoption of solar power is accelerating, driven partially by government programs, although solar power’s cost competitiveness versus other electricity generation alternatives and aesthetics are challenges to widespread acceptance of solar power. We believe we are a leader in producing high performance solar cells and believe our competitive advantages include:

•	Superior Conversion Efficiency. We believe our solar cells have the highest conversion efficiency available for the mass market. Our proprietary all back contact design results in conversion efficiencies of up to 50% more power per unit area than conventional solar cells.

•	Superior Aesthetics. Because all electrical contacts are located on the back, our solar cells have a uniformly black appearance that allows our solar panels to blend into customers’ rooftops, which we believe appeals to customers seeking a solution which is more aesthetically appealing.

•	Efficient Silicon Utilization. Unlike conventional solar cells, which generally lose efficiency with thinner silicon wafers, our proprietary technology allows our solar cells to maintain high efficiency levels with thinner silicon wafers. This provides our solar cells with more efficient utilization of silicon, the primary raw material used in solar cells, as defined by grams of silicon per watt, than that of conventional solar cells.

•	Ease of Assembly. Our proprietary solar cell architecture simplifies panel assembly, allowing for backside connections, versus the traditional interconnect weaving process. We believe our architecture reduces the complexity and cost of assembling solar panels.

•	Manufacturing Advantages. We manufacture our solar cells at our facility in the Philippines, a low-cost production region. In addition, we believe our background and expertise in the semiconductor industry enable us to improve our manufacturing yields, cost, quality and product ramp predictability.

•	Strong Management Team. Our management team has a diverse set of industry skills and global operating experience, including backgrounds spanning the solar, semiconductor and optical media industries, as well as expertise running complex organizations and managing rapid growth. Our executive officers have an average of over 25 years of experience in the solar or high technology industries.

Our Strategy

Our principal objective is to be the leader in high performance solar power products. We plan to achieve this objective by pursuing the following strategies:

•	Maintain our Technology Advantage and Reduce Manufacturing Costs. We intend to maintain our technology advantage by continuing to invest in research and development to improve solar cell efficiency and lower manufacturing costs.

•	Continue to Expand Manufacturing Capacity. Since late 2004, we have been operating a single 25 megawatts per year solar cell production line. To meet the ongoing demand for our products, we have ordered manufacturing equipment for the second and third 25 megawatts per year production lines, which are expected to increase our manufacturing capacity to 75 megawatts per year in 2006. We are evaluating the timing of a fourth line in our existing facility and of a second production facility.

•

Reduce our Dependence on Market Incentives.    Most of our current customers operate in markets that depend on a variety of government incentives to reduce the cost of solar power systems to end customers.

In the short term, we intend to diversify our customer and market base to include non-incentivized markets. Over the long term, we plan to reduce our solar power system cost to reduce or eliminate the need for these market incentives.

•	Build a Leading Brand. We believe establishing strong brand name recognition is important to increase product awareness and to address the mass market. We intend to differentiate our brand by emphasizing our combination of high performance and superior product appearance.

•	Drive Efficiency Improvements Through Relationships with Suppliers and Customers. We intend to pursue relationships with, and investments in, our suppliers and customers to increase overall channel efficiency and reduce the cost of our products delivered to end customers.

Our Corporate History

We were incorporated in California in April 1985. We intend to reincorporate in Delaware prior to completion of this offering. Our headquarters are located at 430 Indio Way, Sunnyvale, CA 94085 and our telephone number is (408) 991-0900. Our website is www.sunpowercorp.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus. In this prospectus, “SunPower,” “we,” “us” and “our” refer to SunPower Corporation and its subsidiaries and not to the underwriters or Cypress.

SunPower is our registered trademark. The SunPower logo is our trademark. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

Our Relationship with Cypress Semiconductor Corporation

Cypress made a significant investment in us in 2002. On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock but leaving our unexercised warrants and options outstanding.

After this offering, Cypress will hold in the aggregate 104,066,575 shares of class B common stock, representing approximately         % of our total outstanding shares of common stock. At that time, Cypress is expected to hold         % of the voting power of our outstanding capital stock. Cypress has advised us that it does not have any current plans to distribute to its stockholders the shares of our class B common stock that it beneficially owns, although it may elect to effect such a distribution in the future.

We design, manufacture and sell solar power products based on our proprietary processes and technologies. We intend to enter into various agreements with Cypress for administrative and other services, including a master separation agreement, an employee matters agreement, a tax sharing agreement, a master transition services agreement, a wafer supply agreement, an investor rights agreement, and an indemnification and insurance matters agreement. We have reached an agreement in principle with Cypress to extend our lease in the Philippines for an additional 15 years with a right to purchase the facility. See “Related Party Transactions.”

Cypress designs, develops, manufactures and markets a broad line of high-performance digital and mixed-signal integrated circuits for a broad range of markets, including networking, wireless infrastructure and handsets, computation, consumer, automotive and industrial. Cypress’ product portfolio includes a selection of wired and wireless USB devices, CMOS image sensors, timing solutions, network search engines, specialty memories, high-bandwidth synchronous and micropower memory products, optical solutions and reconfigurable mixed-signal arrays. Cypress stock is traded on the New York Stock Exchange under the symbol “CY.”

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	104,066,575(1) shares

Total common stock to be outstanding after this offering	shares

Voting rights

Following this offering, we will have two classes of authorized common stock: class A common stock and class B common stock. Only Cypress, its successors in interest and its subsidiaries may hold shares of class B common stock unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution. The rights of the holders of class A and class B common stock are substantially similar, except with respect to voting, conversion and other protective provisions as set forth in this prospectus. The holders of class B common stock shall be entitled to eight votes per share and the holders of class A common stock shall be entitled to one vote per share. Each share of class B common stock is convertible into one share of class A common stock at any time. In the event that Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress has not effected a tax-free distribution of our class B common stock to its stockholders prior to such time, each outstanding share of class B common stock will automatically convert into one share of class A common stock. See “Description of Capital Stock.”

Use of proceeds

We intend to use the net proceeds from this offering for the expansion of our manufacturing capacity and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. We are not currently engaged in any negotiations for any acquisitions. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“SPWR”

(1)	Only Cypress, its successors in interest and its subsidiaries may hold shares of our class B common stock unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution.

The number of shares of class A and class B common stock to be outstanding immediately after this offering is based upon 82,020 shares of class A common stock and 80,066,575 shares of class B common stock outstanding as of June 30, 2005 and excludes:

•	12,304,869 shares of class A common stock issuable upon the exercise of options outstanding as of June 30, 2005, at a weighted average exercise price of $1.33 per share;

•	793,470 shares of class A common stock reserved for future issuance as of August 12, 2005 under our 2005 stock incentive plan; and

•	7,642,859 shares of class A common stock issuable upon the exercise of warrants outstanding as of June 30, 2005, which were terminated in connection with the purchase of 24,000,000 shares of our class A common stock by Cypress in July 2005, which shares will be exchanged for an equal number of shares of class B common stock prior to completion of this offering.

As of June 30, 2005, 1,349,070 shares of class A common stock remained available for future issuance under our 1996 Stock Plan. Upon the completion of this offering, the 1996 Stock Plan will be terminated. No shares of our class A common stock will remain available under the 1996 Stock Plan or our 1988 Stock Incentive Plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

Unless otherwise stated, all information in this prospectus assumes:

•	the exchange of all outstanding shares of class A common stock held by Cypress for 59,151,515 shares of class B common stock prior to completion of this offering;

•	the automatic conversion of all outstanding shares of our series one convertible preferred stock into 12,915,060 shares of class B common stock and all outstanding shares of our series two convertible preferred stock into 32,000,000 shares of class B common stock upon completion of this offering; and

•	no exercise of the over-allotment option granted to the underwriters.

Upon completion of this offering, each share of series one convertible preferred stock will convert into one share of class B common stock and each share of series two convertible preferred stock will convert into one share of class B common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock but leaving our unexercised warrants and options outstanding. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. See note 2 of the notes to our consolidated financial statements. The consolidated balance sheet and statements of operations data in this prospectus prior and up to November 8, 2004 refer to the Predecessor Company and this period is referred to as the pre-merger period, while the consolidated balance sheet and statements of operations data subsequent to November 8, 2004 refer to the Successor Company and this period is referred to as the post-merger period. A black line has been drawn between the accompanying financial statements to distinguish between the pre-merger and post-merger periods.

The summary consolidated balance sheet data at June 30, 2005 and the consolidated statements of operations data for the fiscal years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the six months ended June 30, 2005, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In 2002, we reported our results of operations on a calendar year-end basis. In fiscal 2003, we began to report our results of operations on the basis of 52 or 53 week periods, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and included 52 weeks. The combined periods of fiscal 2004 ended on January 2, 2005 and included 53 weeks. Our fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year in which the additional week falls into the fourth quarter of that fiscal year. For presentation purposes only, the consolidated financial statements and notes refer to the calendar year-end and month-end of each respective period.

Our consolidated financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined on bases that we and Cypress considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The financial information included in this discussion and in our consolidated financial statements may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had we been a separate stand-alone entity during the periods presented. See note 3 of the notes to our consolidated financial statements for additional information on our relationship with Cypress.

	Predecessor Company				Successor Company
	Years Ended December 31,		Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
Consolidated Statements of Operations Data	($ in thousands, except per share data)
Revenue:
Product revenue	$3,722	$4,245	$3,644	$6,708	$3,881	$27,342
Other	333	760	—	122	174	150

Total revenue	4,055	5,005	3,644	6,830	4,055	27,492

Costs and expenses:
Cost of revenue	3,198	4,987	3,459	9,397	5,410	28,318
Research and development	2,532	9,816	7,425	12,095	1,124	2,935
Sales, general and administrative	1,396	3,238	2,420	4,706	850	3,918
Stock-based compensation*	—	—	55	131	650	184
Amortization of intangible assets	—	—	—	—	573	2,353

Total costs and expenses	7,126	18,041	13,359	26,329	8,607	37,708

Operating loss	(3,071)	(13,036)	(9,715)	(19,499)	(4,552)	(10,216)
Interest expense	(493)	(1,509)	(1,417)	(3,759)	(1,072)	(3,184)
Other income (expense), net	31	—	3	(44)	15	(173)

Net loss	$(3,533)	$(14,545)	$(11,129)	$(23,302)	$(5,609)	$(13,573)

Net loss per share:
Basic and diluted(1)	$(0.55)	$(1.75)	$(1.33)	$(2.75)	$(5.31)	$(0.74)
Pro forma basic and diluted(2)				$(1.02)	$(0.40)	$(0.24)
Weighted-average shares:
Basic and diluted(1)	6,376	8,313	8,397	8,461	1,056	18,307
Pro forma basic and diluted(2)				22,769	14,135	57,305

* Stock-based compensation consists of:
Cost of revenue			$55	$101	$96	$92
Research and development			—	23	293	69
Sales, general and administrative			—	7	261	23

			$55	131	$650	$184

(1)	The basic and diluted net loss per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock as their effect would be antidilutive. See note 1 of the notes to our consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted loss per share.

(2)	For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements included elsewhere in this prospectus. Pro forma basic and diluted net loss per share is presented for the period from January 1, 2004 through November 8, 2004, the period from November 9, 2004 through December 31, 2004 and the six months ended June 30, 2005 to reflect per share data assuming the conversion of all our preferred stock into shares of class B common stock, which will occur upon completion of this offering, as if the conversion had taken place at the beginning of fiscal 2004.

The following table presents a summary of our consolidated balance sheet data as of June 30, 2005.

•	on an actual basis;

•	on a pro forma basis to give effect to (a) the issuance of 24,000,000 shares of our class A common stock to Cypress, the payment of $20.2 million in cash by Cypress, the termination of warrants held by Cypress to purchase 7,642,859 shares of our class A common stock and the cancellation of $39.8 million of debt and payables owed to Cypress in July 2005, (b) the exchange of all outstanding shares of class A common stock held by Cypress into 59,151,515 shares of class B common stock prior to completion of this offering, (c) the automatic conversion of all outstanding shares of our series one convertible preferred stock into 12,915,060 shares of class B common stock and all outstanding shares of our series two convertible preferred stock into 32,000,000 shares of class B common stock and (d) the filing of our restated certificate of incorporation upon completion of this offering; and

•	on the pro forma basis described above, as adjusted to reflect the sale of shares of class A common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as described under “Use of Proceeds.”

	As of June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	($ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$8,091		$
Working capital (deficiency)	(2,238)
Total assets	122,916
Notes payable to Cypress, net of current portion	21,553
Customer advances, net of current portion	10,706
Convertible preferred stock	24,552
Total shareholders’ equity	32,057

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our class A common stock could decline and you might lose all or part of your investment in our class A common stock. You should also refer to the other information set forth in this prospectus, including “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and the related notes.

Risks Related to Our Business

We are currently experiencing an industry-wide shortage of polysilicon. The prices that we pay for polysilicon have increased recently and we expect these price increases to continue, which may constrain our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in our production of photovoltaic, or solar, cells. Polysilicon is created by refining quartz or sand. Polysilicon is melted and grown into crystalline ingots by companies specializing in ingot growth. We procure silicon ingots from these suppliers on a contractual basis and then slice these ingots into wafers. We also purchase wafers from third-party vendors. The ingots are sliced and the wafers are processed into solar cells in our Philippines manufacturing facility.

There is currently an industry-wide shortage of polysilicon, which has resulted in significant price increases. For example, according to SolarBuzz, an industry consulting firm, the average price of polysilicon increased from $25 per kilogram in 2004 to between $35 and $45 per kilogram for the first quarter of 2005. Increases in polysilicon prices have in the past increased our manufacturing costs and may impact our manufacturing costs and net income in the future. As demand for solar cells has increased, many of our principal competitors have announced plans to add additional manufacturing capacity. As this manufacturing capacity becomes operational, it will increase the demand for polysilicon and further exacerbate the current shortage. Polysilicon is also used in the semiconductor industry generally and any increase in demand from that sector could compound the shortage. The production of polysilicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture of polysilicon are under construction, we do not believe that the supply imbalance will be remedied in the near term. It is also possible that polysilicon demand may continue to outstrip supply for the foreseeable future.

Although we have made arrangements for what we believe will be an adequate supply of silicon ingots for the remainder of 2005, our estimates regarding our supply needs may not be correct and our purchase orders may be cancelled by our suppliers. If our manufacturing yields decrease significantly, our second manufacturing line becomes available earlier than anticipated or our suppliers cancel or fail to deliver, we may not have made adequate provision for our polysilicon needs for the balance of the year.

There are a limited number of polysilicon suppliers. Many of our competitors also purchase polysilicon from our suppliers. Since we have only been purchasing polysilicon in bulk for less than a year, these other competitors have longer and perhaps stronger relationships with our suppliers than we do. Many of them also have greater buying power than we do. Some of our competitors also have inter-locking board members with their polysilicon suppliers. Since we have committed to significantly increase our manufacturing output, an inadequate allocation of polysilicon would harm us more than it would harm our competitors.

The inability to obtain sufficient polysilicon at commercially reasonable prices or at all would adversely affect our ability to meet existing and future customer demand for our products and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby seriously harming our business, financial condition and results of operations.

We currently depend on four customers for a high percentage of our total revenue and the loss of, or a significant reduction in orders from, any of these customers, if not immediately replaced, would significantly reduce our revenue and harm our operating results.

Conergy AG, or Conergy, accounted for approximately 7.6% of our total combined revenue in fiscal 2004 and 52.6% of our total revenue in the six months ended June 30, 2005. Solon AG, or Solon, accounted for approximately 19.3% of our total combined revenue in fiscal 2004 and 18.0% of our total revenue in the six months ended June 30, 2005. General Electric Company, or GE, and its subcontracting partner, Plexus Corp., or Plexus, accounted for approximately 9.3% of our total combined revenue in fiscal 2004, and accounted for approximately 12.2% of our total revenue in the six months ended June 30, 2005. Integration Associates accounted for 31.9% of our total combined revenue in fiscal 2004 and 6.7% of our total revenue in the six months ended June 30, 2005. Currently, our largest customers for our solar power products are Conergy and Solon, our largest customers for our imaging detector products are GE and Plexus and our largest customer for our infrared detector products is Integration Associates. The loss of sales to any of these customers would have a significant negative impact on our business. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement or in the event of bankruptcy, and our customers may seek to renegotiate the terms of current agreements or renewals. Most of the solar panels we sell to the European market are sold through our agreement with Conergy and we may enter into similar agreements in the future.

We currently sell to a relatively small number of customers, and we expect our operating results will likely continue to depend on sales to a relatively small number of customers for the foreseeable future, as well as the ability of these customers to sell solar power products that incorporate our solar cells. Our customer relationships have been developed over a short period of time and are generally in their preliminary stages. We cannot be certain that these customers will generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with our other customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our revenue. This is exacerbated by our current manufacturing constraints for solar cells which limit our ability to sell to other customers and our contractual arrangements which require us to sell part of our future output to Conergy and Solon. In addition, our business is affected by competition in the market for the end products that each of Solon, Conergy and Plexus sell, and any decline in their business could harm our business and cause our revenue to decline.

The reduction or elimination of government and economic incentives could cause our revenue to decline.

We believe that the near-term growth of the market for “on-grid” applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, depends in large part on the availability and size of government and economic incentives. Because a majority of our sales are in the on-grid market, the reduction or elimination of government and economic incentives may adversely affect the growth of this market or result in increased price competition, which could cause our revenue to decline.

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan and the United States, have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems, and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of feed-in tariffs over time. In addition, the federal incentive program in Japan is scheduled to expire at the end of 2005. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. For example, in California, the Emerging Renewables Program has finite funds that may not last through the current program period and the incentive levels are scheduled to decline on January 1, 2006 from $2.80 to $2.60 per alternating current, or AC, watt. Net metering policies in Japan and California could limit the amount of solar power installed in these locations. Reductions in, or eliminations or expirations of, incentives could result in decreased demand for our products and lower revenue.

Our quarterly revenue and operating results are difficult to predict, and if we do not meet quarterly financial expectations, our stock price will likely decline.

Our quarterly revenue and operating results are difficult to predict and have in the past, and may in the future, fluctuate from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. Our quarterly operating results are affected by a number of factors, including:

•	the availability and pricing of raw materials, particularly polysilicon;

•	the rate and cost at which we are able to expand our manufacturing capacity to meet customer demand, including costs and timing of adding personnel;

•	timing, availability and changes in government incentive programs;

•	unplanned additional expenses such as manufacturing failures, defects or downtime;

•	unpredictable volume and timing of customer orders, some of which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	foreign currency fluctuations, particularly in the Euro or Philippine peso;

•	our currency hedging activities;

•	our ability to establish and expand customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our solar cells, solar panels and imaging detectors;

•	the availability, pricing and timeliness of delivery of other products, such as inverters, necessary for our solar power products to function;

•	our ability to successfully develop, introduce and sell new or enhanced solar power products in a timely manner, and the amount and timing of related research and development costs;

•	the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment;

•	decreases in the overall average selling prices of our solar power products and imaging detectors;

•	increases or decreases in electric rates due to fossil fuel prices; and

•	shipping delays.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any future guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our stock price could decline, perhaps substantially.

We have incurred losses since inception and may not be able to generate sufficient revenue in the future to achieve or sustain profitability.

We have incurred net losses since inception and, at June 30, 2005, we had an accumulated deficit of approximately $56.3 million. To achieve profitability, we will need to generate and sustain higher revenue while maintaining reasonable cost and expense levels. We do not know if our revenue will grow, or if so whether it will grow sufficiently to outpace our expenses, which we expect to increase as we expand our manufacturing capacity. We may not be able to achieve or increase profitability on a quarterly or an annual basis. If we do not achieve or sustain profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common stock will likely decline.

Our dependence on a limited number of third-party suppliers for key components for our solar power products could prevent us from delivering our products to our customers within required timeframes, which could result in order cancellations and loss of market share.

In North America, where we intend to increase our sales and marketing efforts, systems incorporating our solar cells and solar panels currently require a specialized inverter. We currently obtain the inverters we sell with our solar panels from a single supplier and expect to continue to obtain inverters from a single supplier for at least the next six months. We believe there are only a few suppliers of inverters which are compatible with our solar cells and solar panels, and our supplier is the only one that is currently in commercial production. We have no long-term commitments regarding supply or price from our supplier, which leaves us vulnerable to the risk that our supplier may stop supplying inverters to us for any reason, including its financial viability. If we or our customers cannot obtain substitute sources of inverters on a timely basis or on acceptable terms, these supply problems may cause our revenue to decline, increase our costs, delay solar power system installations, result in loss of market share or otherwise harm our business.

We manufacture all of our solar power products using components procured from a limited number of third-party suppliers. For example, we currently purchase glass from two suppliers and aluminum frames and plastic backsheet materials which we use in our products from a limited number of suppliers. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required timeframes and we may experience order cancellation and loss of market share. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. The failure of a supplier to supply components in a timely manner, or to supply components that meet our quality, quantity and cost requirements, could impair our ability to manufacture our products or decrease their costs, particularly if we are unable to obtain substitute sources of these components on a timely basis or on terms acceptable to us.

The steps we have taken to increase the efficiency of our polysilicon utilization are unproven at volume production levels and may not enable us to realize the cost reductions we anticipate.

Given the polysilicon shortage, we believe the efficient use of polysilicon will be critical to our ability to reduce our manufacturing costs. We are considering several measures to increase the efficient use of polysilicon in our manufacturing process. For example, we are considering the use of thinner wafers which requires less polysilicon and improved wafer-slicing technology to reduce the amount of material lost while slicing wafers, otherwise known as kerf loss. Although we have tested some of these measures in laboratory conditions, we have not implemented them at commercial production levels. These methods may have unforeseen negative consequences on our yields or our solar cell efficiency or reliability once they are put into commercial production or they may not enable us to realize the cost reductions we hope to achieve.

We depend on a combination of our own wafer-slicing operations and those of other vendors for the wafer-slicing stage of our manufacturing, and any technical problems, breakdowns, delays or cost increases could significantly delay our manufacturing operations, decrease our output and increase our costs.

We have historically depended on the wafer-slicing operations of third-party vendors to slice ingots into wafers. We recently established our own wafer-slicing operations, and in the second quarter of 2005, we sliced approximately 62% of our wafers. If our third-party vendors increase their prices or decrease or discontinue their shipments to us, as a result of equipment malfunctions, competing purchasers or otherwise, and we are unable to obtain substitute wafer-slicing from another vendor on acceptable terms, or increase our own wafer-slicing operations on a timely basis, our sales will decrease, our costs may increase or our business will otherwise be harmed.

We obtain capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver products on time will suffer, which in turn could result in order cancellations and loss of revenue.

Some of the capital equipment used in the manufacture of our solar power products and in our wafer-slicing operations has been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. In addition, we currently obtain the equipment for many of our manufacturing processes from sole suppliers and we obtain our wafer-slicing equipment from one supplier. If any of these suppliers were to experience financial difficulties or go out of business, or if there was any damage to or a breakdown of our manufacturing or wafer-slicing equipment at a time we are manufacturing commercial quantities of our products, our business would suffer. In addition, a supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay our capacity expansion of our manufacturing facility and otherwise disrupt our production schedule or increase our costs of production.

We have one solar cell production line which is located in our manufacturing facility in the Philippines and if we experience interruptions in the operation of this production line or are unable to add additional production lines, it would likely result in lower revenue and earnings than anticipated.

We currently have only one solar cell production line in operation, which is located at our manufacturing facility in the Philippines. If our current production line were to experience any problems or downtime, we would be unable to meet our production targets and our business would suffer. If any piece of equipment were to break down or experience down-time, it would cause our entire production line to go down. We have ordered equipment for a second and third 25 megawatts per year production line to decrease per unit operating costs and increase production output, and are evaluating the timing for a fourth line in our existing facility and for a second production facility. This expansion has required and will continue to require significant management attention and a significant investment of capital and substantial engineering expenditures and is subject to significant risks including:

•	we may experience cost overruns, delays, equipment problems and other operating difficulties;

•	we may experience difficulties expanding our processes to larger production capacity;

•	our custom-built equipment may take longer and cost more to engineer than planned and may never operate as designed; and

•	we are incorporating first-time equipment designs and technology improvements, which we expect to lower unit capital and operating costs, but this new technology may not be successful.

If we experience any of these or similar difficulties, we may be unable to complete the addition of new production lines or expand our manufacturing facility and our manufacturing capacity could be substantially constrained. If this were to occur, our per unit manufacturing costs would increase, we would be unable to increase sales as planned and our earnings would likely be materially impaired.

We expect to continue to make significant capital expenditures, particularly in our manufacturing facility, and if adequate funds are not available or if the covenants in our credit agreements impair our ability to raise capital when needed, our ability to expand our manufacturing capacity and our business will suffer.

We expect to continue to make significant capital expenditures, particularly in our manufacturing facility, and anticipate that our expenses will increase substantially in the foreseeable future as we expand our manufacturing operations, hire additional personnel, pay more for raw material, especially polysilicon, increase our sales and marketing efforts and continue our research and development efforts with respect to our products and manufacturing technologies. We expect capital expenditures of approximately $50.0 million for the remainder of 2005 and approximately $55.0 million in 2006 as we continue to increase our manufacturing capacity. We believe that our current cash and cash equivalents and funds available under our credit facility with Cypress will be sufficient to fund our capital and operating expenditures over the next 12 months. We have retained the capacity to borrow up to $30.0 million from Cypress, which capacity will terminate upon the earlier of the completion of this offering or December 31, 2006. We are in negotiations with unrelated third parties regarding a new credit facility to be effective upon completion of this offering. However, if our financial results or operating plans change from our current assumptions, we may not have sufficient resources to support our business plan. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could require us to abide by covenants that would restrict our operations. The terms of our credit agreement with Cypress contain covenants which may restrict our ability to raise capital when we need it and may restrict our ability to pay dividends. If adequate funds are not available or not available on acceptable terms or terms consistent with our credit agreement with Cypress, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts or otherwise respond to competitive pressures would be significantly impaired.

Because we have fixed-price agreements with two of our largest customers and operate on a purchase order basis with our third largest customer, our financial results, including gross margin, may suffer if our manufacturing costs were to increase or purchase orders were changed or cancelled.

Our agreements with Conergy and Solon provide that they will purchase our products from us on a fixed-price basis. Our agreement with Conergy expires at the end of this year and we are currently in negotiations with them regarding a new agreement. Our agreement with Solon provides for a fixed-price basis for the first two years of the agreement, which expires in 2010. However, our manufacturing costs, including the cost of polysilicon, are variable. If our manufacturing costs increase, we would be unable to raise our prices to these customers, which in turn would negatively impact our margins and profits.

We do not have a long-term agreement with Plexus but instead operate on a purchase order basis. Although we believe that cancellations to date have been insignificant, our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. This in turn could cause our operating results to fluctuate.

Technological changes in the solar power industry could render our solar power products uncompetitive or obsolete, which could reduce our market share and cause our sales to decline.

The solar power markets are characterized by continually changing technology requiring improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to continuously develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. Technologies developed by others may prove more advantageous than ours for the commercialization of solar power products and may render our technology obsolete. Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our sales to decline. Our research and development expense was $2.5 million in fiscal 2002, $9.8 million in fiscal 2003, $13.2 million combined in fiscal 2004 and $2.9 million for the six months ended June 30, 2005. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and to effectively compete in the future.

If our future innovations fail to enable us to maintain or improve our competitive position, especially with respect to solar cell efficiency, we may lose market share. Some solar cells designed by our competitors in laboratory conditions have demonstrated higher efficiency than our solar cells which are currently available for the mass market, and other companies have competing products in development. If we are unable to successfully design, develop and introduce or bring to market competitive new solar cells or other products, or enhance our existing solar cells, we may not be able to compete successfully. Competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar cells. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

Evaluating our business and future prospects may be difficult due to our limited history in producing and shipping solar cells and solar panels in commercial volumes.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. Although we began to develop and commercialize high-efficiency solar cell technology for use in solar concentrators in 1988 and began shipping product from our pilot manufacturing facility in 2003, we shipped our first commercial A-300 solar cells from our Philippines manufacturing facility in late 2004. Relative to the entire solar industry, we have shipped only a limited number of solar cells and solar panels and have recognized limited revenue. Our future success will require us to continue to scale our manufacturing capacity in our Philippines facility significantly beyond its current capacity. In addition, our business model, technology and ability to achieve satisfactory manufacturing yields at higher volumes are unproven at significant scale. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

Our reliance on government contracts to partially fund our research and development programs could impair our ability to develop and incorporate new technologies into our solar power products and could decrease our revenue.

Our government contracts enable us to develop new technologies more rapidly than we would have pursued otherwise. Funding from government contracts is recorded as an offset to our research and development expense. We recently entered into a cost-sharing research and development project with the National Renewable Energy Laboratory to fund the design of our next generation solar panels. Payments received under this contract help offset our research and development expense. This contract is expected to fund approximately $1.0 million per year of our research and development expense through May 2008. In the six months ended June 30, 2005, funding from government contracts offset our research and development expense by approximately 4.0%. A reduction or discontinuance of these programs or of our participation in these programs would increase our expenses, which could affect our profitability and impair our ability to develop our solar power technologies.

In addition, contracts involving government agencies may be terminated or modified at the convenience of the agency. Other risks include potential disclosure of our confidential information to third parties and the exercise of “march-in” rights by the government. March-in rights refer to the right of the United States government or government agency to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give the United States industry preference. Our government-sponsored research contracts are subject to audit and require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, third parties may obtain some aspects of our sensitive confidential information. Moreover, the failure to provide these reports or to provide inaccurate or incomplete reports may provide the government with rights to any intellectual property arising from the related research. Funding from government contracts also may limit when and how we can deploy our technology developed under those contracts.

Problems with product quality or product performance, including defects, in our solar cells could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our solar cells are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced. For example, our solar cells and solar panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar cells or solar panels with errors or defects, or if there is a perception that our solar cells or solar panels contain errors or defects, our credibility and the market acceptance and sales of our solar power products could be harmed.

The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause sales to decline. We have agreed to indemnify our customers and our distributors in some circumstances against liability from defects in our solar cells. A successful indemnification claim against us could require us to make significant damage payments, which would negatively affect our financial results.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar cells and solar panels are incorporated results in injury. Since our solar power products are electricity producing devices, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. In addition, since we only began selling our solar cells and solar panels in late 2004 and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we have appropriate levels of insurance for product liability claims. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and if our insurance protection is inadequate to cover these claims, they could require us to make significant payments.

Since we cannot test our solar panels for the duration of our standard 25-year warranty period, we may be subject to unexpected warranty expense.

Our current standard product warranty for our solar panels includes a 10-year warranty period for defects in material and workmanship and a 25-year warranty period for declines in power performance as well as a one-year warranty on the functionality of our solar cells. We believe our warranty periods are consistent with industry practice. Due to the long warranty period and our proprietary technology, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. We have sold solar cells only since late 2004. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our financial statement. Although we conduct accelerated testing of our solar cells and have several years of experience with our all back contact cell architecture, our solar panels have not and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense, which in turn would harm our financial results.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

We compete with a large number of competitors in the solar power market, including BP Solar International Inc., Evergreen Solar, Inc., Mitsubishi Electric Corporation, Q-Cells AG, Sanyo Corporation and Sharp Corporation. In addition, universities, research institutions and other companies are developing alternative technologies such as thin films and concentrators, which may compete with our technology. We expect to face increased competition in the future. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies on sales of our solar power products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors own, partner with, have longer term or stronger relationships with polysilicon providers which could result in them being able to obtain raw materials on a more favorable basis than us. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

In addition, the solar power market in general competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer.

We face competition in the market for our imaging detectors and infrared detectors, and if we fail to compete effectively, we will lose or fail to gain market share.

We compete with companies such as Hamamatsu Photonics K.K. and UDT Sensors, Inc. in the market for high performance imaging detectors. In addition we compete with companies such as Vishay Intertechnology, Inc., Rohm Co., Ltd. and Agilent Technologies, Inc. in the market for infrared detectors. We may face competition in the future from other manufacturers of high performance imaging detectors, infrared detectors or alternative devices. The use of alternative devices, including low power, high data rate wireless protocols, may replace existing detectors and limit our market opportunity. Our current and future competitors may have longer operating histories, greater name recognition and greater financial, sales and marketing, technical and other resources than us or may develop technologies superior to those incorporated in our imaging detectors and infrared detectors. If we fail to compete successfully, we may be unable to expand our customer base for our imaging detectors and our business would suffer.

The demand for products requiring significant initial capital expenditures such as our solar power products is affected by general economic conditions.

The United States and international economies have recently experienced a period of slow economic growth. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar cells and solar power systems and new residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for our solar power products. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

Because of the lengthy sales cycles for our imaging detectors and the relatively fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenue and may not ultimately achieve our forecasted sales for our imaging detectors.

Our sales cycles from design to manufacture of our imaging detectors can typically take 12 to 18 months. Sales cycles for our imaging detectors are lengthy for a number of reasons, including:

•	our customers usually complete an in-depth technical evaluation of our imaging detectors before they place a purchase order;

•	the commercial adoption of our imaging detectors is typically limited during the initial release of their products to evaluate performance and consumer demand;

•	failure to deliver a product in a timely manner can seriously delay or cancel introduction; and

•	the development and commercial introduction of products incorporating complex technology frequently are delayed or canceled.

As a result of our lengthy sales cycles, we may incur substantial expenses before we earn associated revenue because a significant portion of our operating expenses is relatively fixed and based on expected revenue. If customer cancellations or product changes occur, this could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

We depend on third-party subcontractors in China to assemble our solar cells into solar panels and any failure to obtain sufficient assembly and test capacity could significantly delay our ability to ship our solar panels and damage our customer relationships.

We rely on Jiawei SolarChina and Jumao Photonic, Co., Ltd., third-party subcontractors in China, to assemble our solar cells into solar panels and perform panel testing and to manage test, packaging, warehousing and shipping of our solar panels. We do not have a long-term agreement with our subcontractors. We typically obtain services from these suppliers on a purchase order basis, and we place our orders on the basis of our customers’ purchase orders and sales forecasts. If the operations of our subcontractors were disrupted or their financial stability impaired, or if they should choose not to devote capacity to our solar panels in a timely manner, our business would suffer as we would be unable to produce finished solar panels on a timely basis. In addition, we supply inventory to our third-party subcontractors, and we bear the risk of loss, theft or damage to our inventory while it is held at their facilities.

As a result of outsourcing this final step in our production, we face several significant risks, including:

•	lack of assembly and testing capacity and higher prices;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	delays resulting from an inability to move production to an alternate provider.

The ability of our subcontractors to perform assembly and test is limited by their available capacity. We do not have a guaranteed level of production capacity with our subcontractors, and it is difficult to accurately forecast our capacity needs because of the shifting mix between sales of solar cells and solar panels and the timing of expanding our manufacturing capacity. Other customers of our subcontractors that are larger and better financed than we are, or that have long-term agreements with these subcontractors, may induce these subcontractors to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of solar panels that we need for our customers. In addition, interruptions to the panel manufacturing processes caused by a natural or man-made disaster could result in partial or complete disruption in supply until we are able to shift manufacturing to another facility. It may not be possible to obtain sufficient capacity or comparable production costs at another facility. Migrating our design methodology to a new third-party subcontractor could involve increased costs, resources and development time and expose us to further risk of losing control over our intellectual property and the quality of our solar panels. Any reduction in the supply of solar panels could significantly delay our ability to ship and potentially damage our relationships with existing customers.

If we do not achieve satisfactory yields or quality in manufacturing our solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. We have from time to time experienced lower than anticipated manufacturing yields. This often occurs during the production of new products or the installation and start-up of new process technologies or equipment. For example, we have ordered equipment for the second and third 25 megawatts per year production lines and are evaluating the timing for both a fourth line and a second production facility. As we expand our manufacturing capacity and bring additional lines or facilities into production, we may experience lower yields initially as is typical with any new equipment or process. We also expect to experience lower yields initially as we migrate our manufacturing processes to thinner wafers. If we do not achieve planned yields, our product costs could increase, and product availability would decrease.

Our ability to continue to manufacture our imaging detectors and our solar cells in our current facilities with our current and planned manufacturing capacities, and therefore to maintain and increase revenue and achieve profitability, depends to a large extent upon the success of our continued relationship with Cypress.

Our imaging detectors are manufactured for us by Cypress and are processed and tested in our Sunnyvale facility. We do not have a long-term agreement with Cypress for the manufacturing of our imaging detectors, but instead operate on a purchase order basis. The processes for manufacturing our imaging detectors are highly complex, specialized and proprietary. If Cypress determines to cancel its arrangement with us, our manufacturing output would be interrupted and delayed, and we would incur increased expenses in establishing relationships with alternative manufacturers at market prices. We may not be able to find alternative manufacturers on terms acceptable to us, and we may be unable to establish our own operations in a timely or cost-effective manner, if at all.

We manufacture our solar cells in our Philippines manufacturing facility which we lease from Cypress. This lease expires on July 15, 2006 and we have reached an agreement in principle with Cypress to extend this lease for an additional 15 years with a right to buy the facility. If we are unable to expand in our current facility or are required to move our manufacturing facility, we would incur significant expenses as well as lost sales. Furthermore, we may not be able to locate a facility that meets our needs on terms acceptable to us. Any of these circumstances would increase our expenses and decrease our total revenue and could prevent us from achieving profitability.

We have significant international activities and customers, and plan to continue these efforts, which subject us to additional business risks, including logistical complexity, political instability and currency fluctuations.

For the six months ended June 30, 2005, approximately 75% of our sales have been made to customers outside of the United States. We currently have only one solar cell production line in operation, which is located at our manufacturing facility in the Philippines. In addition, our assembly functions are conducted by third-party subcontractors in China. Risks we face in conducting business internationally include:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other government approvals, permits and licenses;

•	difficulties and costs in staffing and managing foreign operations such as our manufacturing facility in the Philippines, as well as cultural differences;

•	difficulties and costs in recruiting and retaining individuals skilled in international business operations;

•	increased costs associated with maintaining international marketing efforts;

•	potentially adverse tax consequences;

•	inadequate local infrastructure;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable; and

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions.

Specifically, we face risks associated with political and economic instability and civil unrest in the Philippines. In addition, in the Asia/Pacific region generally, we face risks associated with a recurrence of SARS, tensions between countries in that region, such as political tensions between China and Taiwan, the ongoing discussions with North Korea regarding its nuclear weapons program, potentially reduced protection for intellectual property rights, government-fixed foreign exchange rates, relatively uncertain legal systems and developing telecommunications infrastructures. In addition, some countries in this region, such as China, have adopted laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in that country or otherwise place them at a competitive disadvantage in relation to domestic companies.

In addition, although base wages are lower in the Philippines, wages for our employees in the Philippines are increasing, which could result in increased costs to employ our manufacturing engineers. As of June 30, 2005, approximately 83% of our employees were located in the Philippines. We also are faced with competition in the Philippines for employees, and we expect this competition to increase as additional solar companies enter the market and expand their operations. In particular, there may be limited availability of qualified manufacturing engineers. We have benefited from an excess of supply over demand for college graduates in the field of engineering in the Philippines. If this favorable imbalance changes due to increased competition, it could affect the availability or cost of qualified employees, who are critical to our performance. This could increase our costs and turnover rates.

Currency fluctuations in the Euro or the Philippine peso relative to the U.S. dollar could decrease our revenue or increase our expenses.

In fiscal 2004, on a combined basis, and the six months ended June 30, 2005, approximately 44% and 75%, respectively, of our total revenue was generated outside the United States. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. A majority of our total revenue is denominated in Euros, including our fixed price agreements with Conergy and Solon, and a significant portion is denominated in U.S. dollars while a portion of our costs are incurred and paid in Euros and a smaller portion of our expenses are paid in Philippine pesos and Japanese yen.

We are exposed to the risk of a decrease in the value of the Euro relative to the U.S. dollar, which would decrease our total revenue. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency as well as make our products, which are usually purchased with U.S. dollars, relatively more expensive than products manufactured locally. An increase in the value of the U.S. dollar relative to foreign currencies could make our solar cells more expensive for our international customers, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies. We currently conduct hedging activities, which involve the use of currency forward contracts. We cannot predict the impact of future exchange rate fluctuations on our business and operating results. In the past, we have experienced an adverse impact on our total revenue and profitability as a result of foreign currency fluctuations.

We may not be able to prevent others from using the SunPower name or similar mark in connection with their solar power products which could adversely affect the market recognition of our name and our revenue.

“SunPower” is our registered trademark in the United States for use with solar cells and solar panels. We are seeking similar registration of the “SunPower” trademark in foreign countries but we may not be successful in some of these jurisdictions. For example, we have received initial rejection of our application to register the “SunPower” trademark in Canada and Japan based on prior registration by other people. In the foreign jurisdictions where we are unable to obtain this registration or have not tried, others may be able to sell their products using the SunPower trademark which could lead to customer confusion. In addition, if there are jurisdictions where someone else has already established trademark rights in the SunPower name, we may face trademark disputes and may have to market our products with other trademarks, which also could hurt our marketing efforts. We may encounter trademark disputes with companies using marks which are confusingly similar to SunPower which if not resolved favorably could cause our branding efforts to suffer. For example, on August 9, 2005, we filed a lawsuit in the United States District Court for the Northern District of California alleging trademark infringement, unfair competition and related claims against Sun Power & Geothermal Energy Company, Inc. for its use of the name “Sun Power” in connection with its photovoltaic products and services and seeking an injunction and damages. Trademark litigation carries an inherent risk and we cannot guarantee that we will be successful in this litigation. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.

We rely primarily upon copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer.

We seek to protect our proprietary manufacturing processes, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting it;

•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and

•	the laws of other countries in which we market our solar cells, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies.

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenue and to grow our business.

We may not obtain sufficient patent protection on the technology embodied in the solar cells we currently manufacture and market, which could harm our competitive position and increase our expenses.

Although we rely primarily on trade secret laws and contractual restrictions to protect the technology in the solar cells we currently manufacture and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining patent protection for our proprietary technology. As of June 30, 2005, we had 11 patent applications pending in the United States and seven applications pending in foreign jurisdictions which cover aspects of the technology in the solar cells we currently manufacture and market. Patents that we currently own or license-in do not cover the solar cells that we presently manufacture and market. Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. The term of any issued patents would be 20 years from their filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain foreign countries may not be available or may be limited in scope and any patents obtained may not be as readily enforceable as in the United States, making it difficult for us to effectively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important.

If the effective term of our patents is decreased due to changes in patent laws or if we need to refile some of our patent applications, the value of our patent portfolio and the revenue we derive from products protected by the patents may be decreased.

The value of our patents depends in part on their duration. A shorter period of patent protection means less value of a patent. For example, the United States patent laws were amended in 1995 to change the term of patent protection from 17 years after the date of the patent’s issuance to 20 years after the earliest effective filing date of the application for a patent, unless the application was pending on June 8, 1995, in which case the term of a patent’s protection expires either 17 years after its issuance or 20 years after its filing, whichever is later. Because the time required from the filing of patent application to issuance of a patent is often longer than three years, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our patent applications and, in these situations, the patent term will be measured from the date of the earliest priority application to which benefit is claimed in such a patent application. This would also shorten our period of patent exclusivity. A shortened period of patent exclusivity may negatively impact our revenue protected by our patents.

Our intellectual property indemnification practices may adversely impact our business.

We are required by contract to indemnify some of our customers and our third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where our solar cells are a factor creating the customer’s or these third-party providers’ infringement liability. This practice may subject us to significant indemnification claims by our customers and our third-party providers. We cannot assure you that indemnification claims will not be made or that these claims will not harm our business, operating results or financial condition.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights.

From time to time, we, our customers or third-parties with whom we work may receive letters, including letters from various industry participants, alleging infringement of their patents. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. Also, because patent applications in the United States and many other jurisdictions are kept confidential for 18 months before they are published, we may be unaware of pending patent applications that relate to our solar cells. Our third-party suppliers may also become subject to infringement claims, which in turn could negatively impact our business. We may also initiate claims to defend our intellectual property. We are in the process of terminating a license as to which we have not paid royalties since the second quarter of 2004 because our current products do not use the licensed technology. However, the licensor could challenge our actions and litigate against us. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the United States of our solar cells. All these judgments could materially damage our business. We may have to develop non-infringing technology, and our failure in doing so or obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on our business.

We may file claims against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.

Although we are not aware of infringement of our intellectual property by other parties except potential trademark infringement, we cannot guarantee that such infringement does not exist now or that it will not occur in the future. To protect our intellectual property rights and to maintain our competitive advantage, we may file suits against parties who we believe infringe our intellectual property. For example, on August 9, 2005 we filed a lawsuit in the United States District Court for the Northern District of California alleging trademark infringement, unfair competition and related claims against Sun Power & Geothermal Energy Company, Inc. for its use of the name “Sun Power” in connection with its photovoltaic products and services. Intellectual property litigation is expensive and time consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition, and our enforcement effort may not be successful. In certain situations, we may have to bring such suit in foreign jurisdictions, in which case we are subject to additional risk as to the result of the proceedings and the amount of damage that we can recover. Certain foreign jurisdictions may not provide protection to intellectual property comparable to that in the United States. Our engagement in intellectual property enforcement actions may negatively impact our financial results.

The current tax holidays in the Philippines will expire within the next several years.

We currently benefit from income tax holiday incentives in the Philippines pursuant to our Philippine subsidiary’s registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years pursuant to our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years pursuant to our Board of Investments pioneer status registration. Our current income tax holidays expire in 2010, and we intend to apply for extensions. However, these tax holidays may or may not be extended. We believe that as our Philippine tax holidays expire, (a) gross income attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (b) our Philippine net income attributable to all other activities will be taxed at the statutory Philippine corporate income tax rate of 32%.

Future transactions may limit our ability to use our net operating loss carryforwards.

As of June 30, 2005, we had U.S. federal tax net operating loss carryforwards of $32.0 million. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, imposes an annual limit on the ability of a corporation that undergoes an “ownership change” to use its net operating loss carry forwards to reduce its tax liability. Due in part to equity financings, we experienced “ownership changes” as defined in Section 382 of the Code. Accordingly, our use of the net operating loss carryforwards and credit carryforwards may be limited by the annual limitations described in Sections 382 and 383 of the Code.

We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We may be unable to continue to expand our business or manage future growth. Our recent expansion has placed, and our planned expansion and any other future expansion will continue to place, a significant strain on our management, personnel, systems and resources. We plan to purchase additional equipment to significantly expand our manufacturing capacity and to hire additional employees to support an increase in manufacturing, research and development and our sales and marketing efforts. To successfully manage our growth and handle the responsibilities of being a public company, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	retain key management and augment our management team, particularly if we lose key members;

•	continue to enhance our customer resource management and manufacturing management systems;

•	implement and improve additional and existing administrative, financial and operations systems, procedures and controls, including the need to integrate our financial internal control systems in our Philippines facility with those of our Sunnyvale, California headquarters;

•	expand and upgrade our technological capabilities; and

•	manage multiple relationships with our customers, suppliers and other third parties.

We may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by rapid growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new solar cells and other products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

We had approximately 416 full-time employees as of June 30, 2005, and we anticipate that we will need to hire a significant number of highly skilled technical, manufacturing, sales and marketing administrative and accounting personnel if we are to successfully develop and market our products and expand and operate our expanded manufacturing facility. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. We may have more difficulty attracting personnel after we become a public company because of the perception that the stock option component of our compensation package may not be as valuable.

The success of our business depends on the continuing contributions of our key personnel.

We rely heavily on the services of our key executive officers, including Thomas H. Werner, our Chief Executive Officer, Emmanuel T. Hernandez, our Chief Financial Officer, Dr. Richard Swanson, our President and Chief Technology Officer, and PM Pai, our Chief Operating Officer. The loss of services of any principal member of our management team, particularly Thomas H. Werner, Emmanuel T. Hernandez, Dr. Richard Swanson and PM Pai, could adversely impact our operations. In addition, our technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. However, we cannot guarantee that any employee will remain employed at the Company for any definite period of time since all of our employees, including Messrs. Werner, Hernandez, Swanson and Pai, serve at-will and may terminate their employment at any time for any reason.

Our headquarters, research and development and manufacturing facilities, the facilities of our subcontractors upon which we rely to assemble and test our solar panels and facilities of our suppliers of silicon ingots, are located in regions that are subject to earthquakes and other natural disasters.

Our headquarters, including research and development operations, our manufacturing facility and the subcontractor upon which we rely to assemble and test our solar panels are located in countries that are subject to earthquakes and other natural disasters. Our headquarters and research and development operations are located in the United States, our manufacturing facility is located in the Philippines, and our subcontractor for assembly and test of solar panels is located in China. Since we do not have redundant facilities, any earthquake, tsunami or other natural disaster in these countries could materially disrupt our production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our solar cells.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised. The Financial Accounting Standards Board, or the FASB, and other agencies have made changes to U.S. generally accepted accounting principles, or GAAP, that will require us, starting in our first quarter of fiscal 2006, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing accounting charges resulting from option grant and other equity incentive expensing that could reduce our overall net income. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm annually attest to our evaluation, as well as issue their own opinion on our internal control over financial reporting, which will be required for the first time in connection with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006. Although Cypress completed its Section 404 compliance for its Annual Report on Form 10-K for the fiscal year-ended December 31, 2004, the review of our internal controls as part of this process was limited in scope and you should not conclude from this Cypress process that our internal controls were adequate to the extent required of an independent public company at that time. We are preparing for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate control over our financial processes and reporting. Furthermore, as we rapidly grow our business, our internal controls will become more complex and will require significantly more resources to ensure our internal controls overall remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from The Nasdaq National Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

We are required to comply with all foreign, federal, state and local laws and regulations regarding pollution control and protection of the environment. In addition, under some statutes and regulations, a government agency, or other parties, may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial. To date such laws and regulations have not had a significant impact on our business and we believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental laws and regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We also expect to indemnify Cypress from any environmental liabilities associated with our facilities.

We may engage in acquisitions that could adversely affect our operating results, dilute our stockholders’ equity, or cause us to incur additional debt or assume contingent liabilities.

To increase our business and maintain our competitive position, we may acquire other companies. Acquisitions involve a number of risks that could harm our business and result in the acquired business not performing as expected, including:

•	insufficient experience with technologies and markets in which the acquired business is involved, which may be necessary to successfully operate and integrate the business;

•	problems integrating the acquired operations, personnel, technologies or products with the existing business and products;

•	diversion of management time and attention from our core business to the acquired business;

•	potential failure to retain key technical, management, sales and other personnel of the acquired business;

•	difficulties in retaining relationships with suppliers and customers of the acquired business; and

•	subsequent impairment of the acquired assets, including intangible assets.

In addition, acquisitions could require investment of significant financial resources and may require us to obtain additional equity financing, which may dilute our stockholders’ equity, or to incur additional indebtedness.

Risks Related to Our Relationship with Cypress Semiconductor Corporation

As long as Cypress controls us, your ability to influence matters requiring stockholder approval will be limited.

After this offering, Cypress will own all 104,066,575 shares of class B common stock, representing approximately         % of the total outstanding shares of common stock. The holders of our class A common stock and our class B common stock have substantially similar rights, preferences, and privileges except with respect to voting and conversion rights and other protective provisions as set forth in this prospectus. Holders of our class B common stock will be entitled to eight votes per share of class B common stock, and the holders of our class A common stock will be entitled to one vote per share of class A common stock. If Cypress transfers shares of our class B common stock to any party other than a successor in interest or a subsidiary of Cypress prior to a tax-free distribution to its stockholders, those shares would automatically convert into class A common stock. Other than through such transfers or voluntary conversions by Cypress of class B common stock to class A common stock, only at such time, if at all, as Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress has not effected a tax-free distribution of our class B common stock to its stockholders prior to such time will all shares of our class B common stock automatically convert into shares of our class A common stock on a one-for-one basis. For so long as Cypress, its successors in interest and its subsidiaries hold shares of our class B common stock, Cypress will be able to elect all of the members of our board of directors.

In addition, until such time as Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, Cypress will have the ability to take stockholder action without the vote of any other stockholder, and investors in this offering will not be able to affect the outcome of any stockholder vote during this period. As a result, Cypress will have the ability to control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies, including the appointment and removal of our officers;

•	any determinations with respect to mergers and other business combinations;

•	our acquisition or disposition of assets;

•	our financing activities;

•	changes to the agreements providing for our separation from Cypress;

•	the allocation of business opportunities that may be suitable for us and Cypress;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans.

Cypress’ voting control may discourage transactions involving a change of control of us, including transactions in which you as a holder of our class A common stock might otherwise receive a premium for your shares over the then current market price. Cypress is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of class A common stock. Accordingly, your shares of class A common stock may be worth less than they would be if Cypress did not maintain voting control over us.

Our historical financial information as a business segment of Cypress may not be representative of our results as an independent public company.

The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by Cypress, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. These expense allocations were based on what we and Cypress considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Cypress, including changes in our employee base, changes in our tax structure, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company. For additional information, see “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our services agreements with Cypress.

As a subsidiary of Cypress, we have relied on administrative and other resources of Cypress to operate our business. In connection with our separation from Cypress, we intend to enter into various service agreements to retain the ability for specified periods to use these Cypress resources. See “Related Party Transactions.” Thereafter, we will need to create our own administrative and other support systems or contract with third parties to replace Cypress’ systems. In addition, we must also establish disclosure controls and procedures and internal controls over financial reporting as part of our becoming a separate public company. These services may not be provided at the same level as when we were a wholly owned subsidiary of Cypress, and we may not be able to obtain the same benefits that we received prior to the separation. These services may not be sufficient to meet our needs, and after our proposed agreement with Cypress expires, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with Cypress. Any failure or significant downtime in our own administrative systems or in Cypress’ administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis. See “Related Party Transactions—Relationship with Cypress Semiconductor Corporation—Services Agreements” for a description of these services.

After this offering, we may experience increased costs resulting from a decrease in our purchasing power and we may have difficulty obtaining new customers due to our relatively small size after our separation from Cypress.

Prior to this offering, we were able to take advantage of Cypress’ size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. As a result of this offering and the transactions described in “Related Party Transactions—Relationship with Cypress Semiconductor Corporation,” we will be a smaller company than Cypress, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to the offering. As an independent company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability. In addition, as a smaller, separate, stand-alone company, we may encounter more customer concerns about our viability as a separate entity, which could harm our business, financial condition and results of operations. Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers.

Our proposed agreements with Cypress may require us to indemnify Cypress for certain tax liabilities, including liabilities that may arise in connection with actions we take after a distribution of our class B common stock by Cypress. These indemnification obligations may limit our ability to obtain additional financing or participate in future acquisitions.

We intend to enter into a tax sharing agreement with Cypress, under which we and Cypress will agree to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances. In general, we will be responsible for taxes relating to our business. Furthermore, we may be held jointly and severally liable for taxes determined on a consolidated basis even though Cypress is required to indemnify us for its taxes pursuant to the tax sharing agreement. For a more complete description of the tax sharing agreement, please see “Related Party Transactions—Relationship with Cypress Semiconductor Corporation—Tax Sharing Agreement.”

If Cypress distributes our class B common stock to Cypress stockholders in a transaction intended to qualify as a tax-free distribution under Section 355 of the Code, Cypress intends to obtain an opinion of counsel and/or a ruling from the Internal Revenue Service to the effect that such distribution qualifies under Section 355 of the Code. Despite such an opinion or ruling, however, the distribution may nonetheless be taxable to Cypress under Section 355(e) of the Code if 50% or more of our voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution of our stock. The proposed tax sharing agreement will include our obligation to indemnify Cypress for any liability incurred as a result of issuances or dispositions of our stock after the distribution, other than liability attributable to certain dispositions of our stock by Cypress, that cause Cypress’ distribution of shares of our stock to its stockholders to be taxable to Cypress under Section 355(e) of the Code. Our ability to use our equity to obtain additional financing or to engage in acquisition transactions for a period of time after a distribution will be restricted if we can only sell or issue a limited amount of our stock before triggering our obligation to indemnify Cypress for taxes it incurs under Section 355(e) of the Code.

Third parties may seek to hold us responsible for liabilities of Cypress.

Third parties may seek to hold us responsible for Cypress’ liabilities. Under our anticipated separation agreements with Cypress, it is contemplated that Cypress will agree to indemnify us for claims and losses relating to liabilities related to Cypress’ business and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Cypress.

Our inability to resolve any disputes that arise between us and Cypress with respect to our past and ongoing relationships may result in a significant reduction of our revenue.

Disputes may arise between Cypress and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Cypress;

•	the cost of wafers for our imaging detectors;

•	employee retention and recruiting;

•	business combinations involving us;

•	sales or distributions by Cypress of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of services Cypress has agreed to provide us; and

•	business opportunities that may be attractive to both Cypress and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we intend to enter into with Cypress may be amended upon agreement between the parties. While we are controlled by Cypress, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Cypress common stock, options to acquire Cypress common stock and positions with Cypress.

Some of our directors and executive officers own Cypress common stock and options to purchase Cypress common stock. For information regarding the ownership of Cypress common stock and options to purchase Cypress common stock, see “Management—Stock Ownership of Directors and Executive Officers.” In addition, some of our directors are executive officers and/or directors of Cypress. Ownership of Cypress common stock and options to purchase Cypress common stock by our directors and officers after this offering and the presence of executive officers or directors of Cypress on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Cypress. For example, corporate opportunities may arise that concern both of our businesses, such as the potential acquisition of a particular business or technology that is complementary to both of our businesses. In these situations, our amended and restated certificate of incorporation provides that directors and officers who are also directors or officers of Cypress have no duty to communicate or present such corporate opportunity to us unless it relates solely to the solar energy business and is not applicable to or reasonably related to any business conducted by Cypress, have the right to deal with such corporate opportunity in their sole discretion and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such director or officer pursues or acquires such corporate opportunity for itself or for Cypress. In addition, we have not established at this time any procedural mechanisms to address actual or perceived conflicts of interest of these directors and officers and expect that our board of directors, in the exercise of its fiduciary duties, will determine how to address any actual or perceived conflicts of interest on a case-by-case basis. If any corporate opportunity arises and if our directors and officers do not pursue it on our behalf pursuant to the provisions in our amended and restated certificate of incorporation, we may not become aware of, and may potentially lose, a significant business opportunity.

Because Cypress is not obligated to distribute our common stock that it owns to its stockholders, we will continue to be subject to the risks described above relating to Cypress’ control of us if Cypress does not complete such a distribution.

Cypress has advised us that it does not have any current plans to distribute to its stockholders the shares of our class B common stock that it beneficially owns. Completion of any such distribution in the future would be contingent upon, among other things, the receipt of a favorable tax ruling from the Internal Revenue Service and/

or a favorable opinion of Cypress’ tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. However, Cypress is not obligated to undertake the distribution, and the distribution may not occur for the foreseeable future or at all.

Unless and until such a distribution occurs or Cypress otherwise disposes of shares so that it, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding, we will continue to face the risks described above relating to Cypress’ control of us and potential conflicts of interest between Cypress and us. We may be unable to realize potential benefits that could result from such a distribution by Cypress, such as greater strategic focus, greater access to capital markets, better incentives for employees and more accountable management, although we cannot guarantee that we would realize any of these potential benefits if such a distribution did occur. In addition, speculation by the press, investment community, our customers, our competitors or others regarding whether Cypress intends to complete such a distribution or otherwise dispose of its controlling interest in us could harm our business.

So long as Cypress continues to hold a controlling interest in us or is otherwise a significant stockholder, the liquidity and market price of our class A common stock may be adversely impacted.

Through potential control of our board of directors, Cypress may cause our board to act in Cypress’ best interests which may diverge from the best interests of other stockholders and make it difficult for us to recruit quality independent directors.

Cypress may at any time replace our entire board of directors. Furthermore, some actions of our board of directors require the approval of 75% of our directors except to the extent this condition is waived by Cypress. As a result, unless and until Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, Cypress could effectively control and direct our board of directors, which means that to the extent the interests of Cypress and we diverge, Cypress can cause us to act in Cypress’ best interest to the detriment of the value of our class A common stock. Under these circumstances, persons who might otherwise accept our invitation to join our board of directors may decline.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our class A common stock at or above the price you paid, or at all.

Prior to this offering, our class A common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The estimated initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our class A common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general and The Nasdaq National Market and technology companies in particular have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our class A common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our class A common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our class A common stock in the public market could cause our stock price to fall.

Additional sales of our class A common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our class A common stock to decline. Upon completion of this offering, we will have              shares of class A common stock outstanding and Cypress will own 104,066,575 outstanding shares of our class B common stock, representing approximately         % of the outstanding shares of our common stock which Cypress may convert into class A common stock at any time. Cypress has no contractual obligation to retain its shares of our common stock, except that it has agreed not to sell or distribute any of its shares of our common stock without the consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. on behalf of the underwriters of this offering until 270 days after the date of this prospectus, subject to certain exceptions, as described under “Underwriting.” Subject to applicable U.S. federal and state securities laws, Cypress may sell or distribute to its stockholders any or all of the shares of our common stock that it owns, which may or may not include the sale of a controlling interest in us, either (1) after the expiration of this 270-day period or (2) before the expiration of this 270-day period with the consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. on behalf of the underwriters.

Our directors and officers and all of our existing stockholders have entered into a 180-day lock-up agreements with us or with Credit Suisse First Boston LLC and Lehman Brothers Inc., subject to certain exceptions, as described in “Underwriting,” except that Cypress has agreed to a 270-day lock-up period. We have agreed to stop our optionholders from engaging in similar transactions for a period of 180 days after the date of this prospectus. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, or the Securities Act. Subject to the lock-up arrangements described in “Underwriting” and volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act and assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from us or any selling stockholders, the remaining shares of class A common stock outstanding after this offering will be available for sale as follows:

Number of Shares	Date of Availability for Sale
Immediately upon expiration of the 180-day lock-up agreement

270 days after the date of this prospectus

Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of both Credit Suisse First Boston LLC and Lehman Brothers Inc. without prior notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering 12,304,869 shares of class A common stock issuable under outstanding options under our 1988 Incentive Stock Plan and 1996 Stock Plan and 793,470 shares reserved for future issuance as of August 12, 2005 under our 2005 stock incentive plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up arrangements described above, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations.

In addition, Cypress has the right to cause us to register the sale of its shares of our common stock under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

If Cypress distributes shares of our common stock that it owns to its stockholders, which it has agreed not to do for at least 270 days after the date of this prospectus, substantially all of these shares would be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of our common stock would be sold in the open market in anticipation of, or after, any such distribution. We also are unable to predict whether a sufficient number of buyers for shares of our class A common stock would be in the market at that time.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common stock has in the past been sold at prices substantially lower than the estimated initial public offering price that you will pay, you will suffer immediate dilution of $             per share in net tangible book value, based on an estimated initial public offering price of $             per share of common stock. The exercise of outstanding options and warrants may result in further dilution.

Our management will have broad discretion in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds from this offering to expand our manufacturing capacity and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have broad discretion in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

The difference in the voting rights of our class A and our class B common stock may harm the value and liquidity of our class A common stock.

The rights of the holders of class A and class B common stock are substantially similar, except with respect to voting, conversion and other protective provisions as set forth in this prospectus. The holders of class B common stock shall be entitled to eight votes per share and the holders of our class A common stock shall be entitled to one vote per share. The difference in the voting rights of our class A and class B common stock both before and after any distribution of our class B common stock by Cypress to its stockholders could harm the value of the class A common stock to the extent that any investor or potential future purchaser of our common stock ascribes value to the right of the holders of our class B common stock to eight votes per share. The existence of two classes of common stock could result in less liquidity for either class of common stock than if there were only one class of our common stock. See “Description of Capital Stock” for a description of our common stock and rights associated with it.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our restated certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to issue, without stockholder approval, up to 20,084,980 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock; and

•	in the event that Cypress, its successors in interest and its subsidiaries no longer collectively own shares of our common stock equal to at least 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes:

•	our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible;

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	stockholders may not call special meetings of the stockholders; and

•	our board of directors will be able to alter our bylaws without obtaining stockholder approval.

Until such time as Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, the affirmative vote of at least 75% of the then-authorized number of members of our board of directors will be required to: (a) adopt, amend or repeal our bylaws or certificate of incorporation; (b) appoint or remove our chief executive officer; (c) designate, appoint or allow for the nomination or recommendation for election by our stockholders of an individual to our board of directors; (d) change the size of our board of directors to be other than five members; (e) form a committee of our board of directors or establish or change a charter, committee responsibilities or committee membership of any committee of our board of directors; (f) adopt any stockholder rights plan, “poison pill” or other similar arrangement; or (g) approve any transactions that would involve a merger, consolidation, restructuring, sale of substantially all of our assets or any of our subsidiaries or otherwise result in any person or entity obtaining control of us or any of our subsidiaries. Cypress may at any time in its sole discretion waive this requirement to obtain such a supermajority vote of our board of directors.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our restated certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses, sources of revenues and international sales and operations;

•	our anticipated cash needs and our estimates regarding our capital expenditures, capital requirements and our needs for additional financing;

•	the performance, features and benefits of our products, plans for future products and for enhancements of existing products and product shipment dates;

•	the supply and price of components and raw materials, including polysilicon;

•	future pricing of our products and systems in which they are incorporated;

•	plans for and timing of expanding our manufacturing capacity;

•	our ability to attract customers and develop and maintain customer and supplier relationships;

•	our ability to retain our current key executives and to attract and retain other skilled managerial, engineering and sales and marketing personnel;

•	our competitive position and our expectation regarding key competitive factors;

•	elements of our marketing, growth and diversification strategies including our strategy to reduce our dependence on market incentives;

•	use of the proceeds of this offering;

•	our intellectual property and our continued investment in research and development;

•	anticipated trends and challenges in our business and the markets in which we operate; and

•	statements regarding our potential legal proceedings.

In some cases, you can identify forward-looking statements by such terms as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains statistical data that we obtained from government and industry publications and reports generated by SolarBuzz, Datamonitor, Strategies Unlimited, the Energy Information Administration of the United States Department of Energy and other Department of Energy sources, the International Energy Administration, the National Hydropower Association and the World Bank. These government and industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             from our sale of the shares of class A common stock offered by us in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $            . We will not receive any proceeds from the sales of the shares being sold by the selling stockholders if the over-allotment option is exercised.

The principal purposes for this offering are to increase our working capital, create a public market for our class A common stock, facilitate our future access to the public capital markets and increase our visibility in our markets. We intend to use the net proceeds for the expansion of our manufacturing capacity and for general corporate purposes, including working capital. We do not have more specific plans for the net proceeds from this offering. We may also use a portion of the net proceeds to acquire businesses, products and technologies that we believe will complement our business. We are not currently engaged in any negotiations for any acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for all of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

CAPITALIZATION

The following table describes our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to: (a) the issuance of 24,000,000 shares of our class A common stock to Cypress, the payment of $20.2 million in cash by Cypress, the cancellation of warrants held by Cypress to purchase 7,642,859 shares of our class A common stock and the cancellation of $39.8 million of debt and payables owed to Cypress in July 2005, (b) the exchange of all outstanding shares of class A common stock held by Cypress into 59,151,515 shares of class B common stock prior to completion of this offering, (c) the automatic conversion of all outstanding shares of our series one convertible preferred stock into 12,915,060 shares of class B common stock and all outstanding shares of our series two convertible preferred stock into 32,000,000 shares of class B common stock and (d) the filing of our restated certificate of incorporation upon completion of this offering; and

•	on the pro forma basis described above, as adjusted to reflect the sale of shares of class A common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as described under “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	($ in thousands except share and per share data)
Convertible preferred stock, no par value per share; 66,000,000 shares authorized, 44,915,060 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$24,552	$	$

Stockholders’ equity:
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; 20,084,980 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, no par value per share; 85,000,000 shares authorized, 35,233,535 shares issued and outstanding, actual; $0.001 par value per share, shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	58,018
Class B common stock, no par value per share; 32,000,000 shares authorized, no shares issued and outstanding, actual; $0.001 par value per share, shares authorized, 80,066,575 shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital related to warrants and merger transactions	30,094
Accumulated other comprehensive income	208
Accumulated deficit	(56,263)

Total stockholders’ equity	32,057

Total capitalization	$56,609	$	$

The number of pro forma as adjusted shares of class A and class B common stock shown as issued and outstanding in the table above is based on the number of shares of our class A and class B common stock outstanding as of June 30, 2005, and excludes:

•	12,304,869 shares of class A common stock issuable upon the exercise of options outstanding as of June 30, 2005, at a weighted average exercise price of $1.33 per share;

•	793,470 shares of class A common stock reserved for future issuance as of August 12, 2005 under our 2005 stock incentive plan; and

•	7,642,859 shares of class A common stock issuable upon the exercise of warrants outstanding as of June 30, 2005, which were terminated in connection with the purchase of 24,000,000 shares of our class A common stock by Cypress in July 2005, which shares will be exchanged for an equal number of shares of class B common stock prior to completion of this offering.

As of June 30, 2005, 1,349,070 shares remained available for future issuance under our 1996 Stock Plan. Upon the completion of this offering, the 1996 Stock Plan will be terminated. No shares of our class A common stock will remain available under the 1996 Stock Plan or our 1988 Stock Incentive Plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

DILUTION

Our net tangible book value (deficit) as of June 30, 2005 was approximately $(            ) million, or $(            ) per share of our class A and class B common stock, and was approximately $             per share of common stock, assuming (a) the issuance of 24,000,000 shares of our class A common stock to Cypress, the payment of $20.2 million in cash by Cypress, the cancellation of warrants held by Cypress to purchase 7,642,859 shares of our class A common stock and the cancellation of $39.8 million of debt and payables owed to Cypress in July 2005, (b) the exchange of all outstanding shares of class A common stock held by Cypress for 59,151,515 shares of class B common stock prior to completion of this offering, (c) the automatic conversion of all outstanding shares of our convertible preferred stock into 44,915,060 shares of class B common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2005. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of class A common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to the sale of the              shares of class A common stock by us in this offering at an assumed initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2005 would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share of class A and class B common stock to existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of class A common stock in this offering. If the offering price is higher or lower stock, the dilution to new investors will be greater or less.

The following table illustrates this per share dilution:

Assumed initial public offering price per share of class A common stock		$
Net tangible book value (deficit) per common share as of June 30, 2005	$
Increase per share assuming the conversion of all outstanding convertible preferred stock as of June 30, 2005
Increase in net tangible book value per share attributable to existing stockholders

Net tangible book value per share as adjusted after this offering

Dilution to new investors		$

The following table summarizes, as of June 30, 2005, the number of shares of class A common stock purchased from us at an assumed initial public offering price of $             per share, the total cash consideration paid and the average cash price per share paid by existing and new investors purchasing shares of class A common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses, and after giving effect to (a) the issuance of 24,000,000 shares of our class A common stock to Cypress, the payment of $20.2 million in cash by Cypress, the cancellation of warrants held by Cypress to purchase 7,642,859 shares of our class A common stock and the cancellation of $39.8 million of debt and payables owed to Cypress in July 2005, (b) the exchange of all outstanding shares of our class A common stock held by Cypress for 59,151,515 shares of class B common stock and (c) the conversion of all outstanding shares of our convertible preferred stock into 44,915,060 shares of class B common stock.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common and preferred stockholders	104,148,595%			%	$
New investors		%		%

Total		100%		100%	$

The table above also assumes no exercise of any outstanding stock options or warrants outstanding as of June 30, 2005, of which warrants to purchase 7,642,859 shares of our class A common stock were terminated in July

2005 as described above. As of June 30, 2005, there were 12,304,869 shares of class A common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.33 per share. In addition, there are 793,470 shares of class A common stock reserved for future issuance as of August 12, 2005 under our 2005 stock incentive plan. As of June 30, 2005, 1,349,070 shares remained available for future issuance under our 1996 Stock Plan. Upon the completion of this offering, the 1996 Stock Plan will be terminated. No shares of our class A common stock will remain available under the 1996 Stock Plan or our 1988 Stock Incentive Plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

As of June 30, 2005, assuming (a) the issuance of 24,000,000 shares of our class A common stock to Cypress, the payment of $20.2 million in cash by Cypress, the cancellation of warrants held by Cypress to purchase 7,642,859 shares of our class A common stock and the cancellation of $39.8 million of debt and payables owed to Cypress in July 2005, (b) the exchange of all outstanding shares of our class A common stock held by Cypress for 59,151,515 shares of class B common stock, (c) the conversion of all outstanding shares of convertible preferred stock into 44,915,060 shares of class B common stock and (d) the exercise and payment of all outstanding options and after giving effect to this offering, net tangible book value would have been approximately $             million, representing dilution of $             per share to new investors. The table below assumes the exercise of all options to purchase shares of our class A common stock outstanding at June 30, 2005:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common and preferred stockholders	104,148,595%		$	%	$
Shares subject to options	12,304,869%		$	%	$

Subtotal	116,453,464
New investors			$		$

Total		100%		$100%	$

If the underwriters’ over-allotment option is exercised in full and assuming no exercise of any such outstanding stock options or warrants to purchase our common stock, the number of shares of common stock held by existing stockholders will be reduced to         % of the total number of shares of common stock to be outstanding after this offering; and the number of shares of class A common stock held by the new investors will be increased to              shares or         % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock but leaving our unexercised warrants and options outstanding. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. See note 2 of the notes to our consolidated financial statements. The consolidated balance sheet and statements of operations data in this prospectus prior and up to November 8, 2004, refer to the Predecessor Company and this period is referred to as the pre-merger period, while the consolidated balance sheet and statements of operations data subsequent to November 8, 2004 refer to the Successor Company and this period is referred to as the post-merger period. A black line has been drawn between the accompanying financial statements to distinguish between the pre-merger and post-merger periods.

The selected consolidated balance sheet data as of December 31, 2003, 2004 and June 30, 2005 and the selected consolidated statements of operations data for the fiscal years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the six months ended June 30, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

The unaudited interim financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the results of operations and financial position for those periods and as of that date. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the six months ended June 30, 2005 should not be considered indicative of results expected for the full fiscal year.

Our consolidated financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined on bases that we and Cypress considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The financial information included in this discussion and in our consolidated financial statements may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had we been a separate stand-alone entity during the periods presented. See note 3 of the notes to our consolidated financial statements for additional information on our relationship with Cypress.

In 2000, 2001 and 2002, we reported our results of operations on a calendar year-end basis. In fiscal 2003, we began to report our results of operations on the basis of 52 or 53 week periods, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and included 52 weeks. Combined periods of fiscal 2004 ended January 2, 2005 and included 53 weeks. Our fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year in which the additional week falls into the fourth quarter of that fiscal year. For presentation purposes only, the consolidated financial statements and notes refer to the calendar year-end and month-end of each respective period.

We have also presented below our selected consolidated balance sheet data as of June 30, 2005 on a pro forma basis to give effect to (a) the issuance of 24,000,000 shares of our class A common stock to Cypress in exchange for approximately $20.2 million of cash, the cancellation of warrants held by Cypress to purchase 7,642,859 shares of our class A common stock and the cancellation of $39.8 million of debt and payables owed to Cypress in July 2005, (b) the exchange of all outstanding shares of class A common stock held by Cypress into

59,151,515 shares of class B common stock prior to completion of this offering, (c) the automatic conversion of all outstanding shares of our series one convertible preferred stock into 12,915,060 shares of class B common stock and all outstanding shares of our series two convertible preferred stock into 32,000,000 shares of class B common stock and (d) the filing of our restated certificate of incorporation upon completion of this offering. Dollars in thousands except share and per share amounts.

	Predecessor Company						Successor Company
	Years Ended December 31,				Six Months Ended June 30, 2004	Jan. 1 Through Nov. 8 2004	Nov. 9 Through Dec. 31 2004	Six Months Ended June 30, 2005
	2000	2001	2002	2003
Consolidated Statements of Operations Data
Revenue:
Product revenue	$8,787	$4,988	$3,722	$4,245	$3,644	$6,708	$3,881	$27,342
Other	922	589	333	760	—	122	174	150

Total revenue	9,709	5,577	4,055	5,005	3,644	6,830	4,055	27,492

Costs and expenses:
Cost of revenue	7,652	5,977	3,198	4,987	3,459	9,397	5,410	28,318
Research and development	1,024	914	2,532	9,816	7,425	12,095	1,124	2,935
Sales, general and administrative	967	1,334	1,396	3,238	2,420	4,706	850	3,918
Stock-based compensation*.	—	—	—	—	55	131	650	184
Amortization of intangible assets	—	—	—	—	—	—	573	2,353

Total costs and expenses	9,643	8,225	7,126	18,041	13,359	26,329	8,607	37,708

Operating income (loss)	66	(2,648)	(3,071)	(13,036)	(9,715)	(19,499)	(4,552)	(10,216)
Interest expense	(444)	(240)	(493)	(1,509)	(1,417)	(3,759)	(1,072)	(3,184)
Other income (expense), net	67	0	31	—	3	(44)	15	(173)

Net loss	$(311)	$(2,888)	$(3,533)	$(14,545)	$(11,129)	$(23,302)	$(5,609)	$(13,573)

Net loss per share:
Basic and diluted(1)	$(0.04)	$(0.38)	$(0.55)	$(1.75)	$(1.33)	$(2.75)	$(5.31)	$(0.74)

Pro forma basic and diluted(2)						(1.02)	(0.40)	(0.24)

Weighted-average shares:
Basic and diluted(1)	7,228	7,564	6,376	8,313	8,397	8,461	1,056	18,307

Pro forma basic and diluted(2)						22,769	14,135	57,305

* Stock-based compensation consists of:
Cost of revenue					$55	$101	$96	$92
Research and development					—	23	293	69
Sales, general and administrative					—	7	261	23

					$55	$131	$650	$184

(1)	The basic and diluted net loss per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock as their effect would be antidilutive. See note 1 of the notes to our consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted loss per share.

(2)	For information regarding the computation of per share amounts, refer to note 1 of our consolidated financial statements included elsewhere in this prospectus. Pro forma basic and diluted net loss per share is presented for the period from January 1, 2004 through November 8, 2004, the period from November 9, 2004 through December 31, 2004 and the six months ended June 30, 2005 to reflect per share data assuming the conversion of all our preferred stock into shares of class B common stock, which will occur upon completion of this offering, as if the conversion had taken place at the beginning of fiscal 2004.

	Predecessor Company				Successor Company
	December 31,				December 31, 2004	June 30, 2005	June 30, 2005 Pro Forma
	2000	2001	2002	2003
Consolidated Balance Sheet Data
Cash and cash equivalents	$131	$70	$345	$5,588	$3,776	$8,091
Working capital (deficiency)	(661)	(3,674)	(3,090)	(28,574)	(54,314)	(2,238)
Total assets	2,185	1,212	9,254	30,891	89,646	122,916
Notes payable to Cypress, net of current portion	—	—	—	5,312	21,673	21,553
Customer advances, net of current portion	—	—	—	—	—	10,706
Convertible preferred stock	7,347	7,365	7,452	9,366	8,552	24,552

Total shareholders’ equity (deficit)	(655)	(3,469)	(6,022)	(20,479)	(10,664)	32,057

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” In 2002, we reported our results of operations on a calendar year-end basis. In fiscal 2003, we began to report our results of operations on the basis of 52 or 53 week periods, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and included 52 weeks. The combined periods of fiscal 2004 ended on January 2, 2005 and included 53 weeks. Our fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year in which the additional week falls into the fourth quarter of that fiscal year. For presentation purposes only, the consolidated financial statements and notes refer to the calendar year-end and month-end of each respective period.

On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock, but leaving our unexercised warrants and options outstanding. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. See note 2 of the notes to our consolidated financial statements. The consolidated balance sheet and statements of operations data in this prospectus prior and up to November 8, 2004, refer to the Predecessor Company and this period is referred to as the pre-merger period, while the consolidated balance sheet and statements of operations data subsequent to November 8, 2004 refer to the Successor Company and this period is referred to as the post-merger period. A black line has been drawn between the accompanying financial statements to distinguish between the pre-merger and post-merger periods.

In our discussion of our fiscal year 2004, we refer to each line item in the statement of operations as “combined” for comparative purposes. These combined amounts represent the sum of the financial data for SunPower Corporation for the period from January 1, 2004 to November 8, 2004, our pre-merger period, and from November 9, 2004 to December 31, 2004, our post-merger period. We are including these combined amounts to improve the comparative analysis versus the prior period, which included a full fiscal year. These combined amounts are for informational purposes only and do not purport to represent what our financial position would have been in such periods.

Our consolidated financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined on bases that we and Cypress considered to be reasonable reflections of the utilization of services provided or the benefit received by us. The financial information included in this discussion and in our consolidated financial statements may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had we been a separate stand-alone entity during the periods presented. See note 3 of the notes to our consolidated financial statements for additional information on our relationship with Cypress.

General

We design, manufacture and sell solar power products, based on our proprietary processes and technologies. We have spent more than 15 years developing high performance solar cells, which are semiconductor devices that directly convert sunlight into electricity. We believe our solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market. We believe our solar cells provide superior performance, including the ability to generate up to 50% more power per unit area, superior aesthetics with our uniformly black surface design and efficient use of silicon compared with conventional solar cells.

We offer solar power products including solar cells, solar panels and inverters which convert sunlight to electricity compatible with the utility network. Our initial solar sales efforts have been focused on residential and commercial applications where the high performance and superior aesthetics of our solar power products provide compelling customer benefits. We sell our solar power products in many countries, principally in regions where government incentives have accelerated solar power adoption. In addition, we offer high performance imaging detectors based on our solar power technology, primarily for medical imaging applications, and infrared detectors for use primarily in computing and mobile phone applications.

Overview

SunPower was incorporated in 1985 by Dr. Richard Swanson to develop and commercialize high-efficiency photovoltaic, or solar, cell technology. Our solar cells were initially used in solar concentrator systems, which concentrate sunlight to reflective dish systems. From 1988 to 2000, we focused our efforts on developing our high-efficiency solar cells and marketing our infrared detectors. In 2001, NASA used our solar cells in the Helios solar-powered airplane to achieve a world record powered-flight altitude of 96,863 feet. For the past several years, we have focused our efforts on building commercial manufacturing capacity for our solar cells while continuing to sell our imaging and infrared detectors. In late 2004, we commenced commercial production of our solar cells at our manufacturing facility in the Philippines.

In May 2002, Cypress made its initial investment in us of $8.8 million in exchange for 12,915,060 shares of our series one preferred stock, at which time it became our majority shareholder. This investment funded our operations and the initial development of our A-300 solar cell. During 2003, we built a pilot wafer fabrication line at Cypress’ Round Rock, Texas wafer fabrication facility. In 2003 and 2004, we continued our A-300 solar cell product and manufacturing process development efforts. In late 2004, we completed the construction of our 215,000 square foot wafer fabrication facility in the Philippines, which is capable of housing four solar cell production lines with a total production capacity of approximately 100 megawatts per year, and we installed and qualified our first 25 megawatts per year production line. We funded these activities and our continuing operations through additional loans from Cypress.

In late 2004, we shipped our first commercial A-300 solar cells from our Philippines manufacturing facility. On November 8, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of our capital stock but leaving our unexercised warrants and options outstanding.

In January 2005, Cypress invested an additional $16.0 million in us in exchange for 32,000,000 shares of our series two convertible preferred stock. In March 2005, Cypress invested $58.0 million in us in exchange for 35,151,515 shares of our class A common stock. This investment, along with customer advances, funded the purchase of equipment for our second and third 25 megawatts per year production lines in our Philippines manufacturing facility. In July 2005, Cypress purchased an additional 24,000,000 shares of our class A common stock in exchange for approximately $20.2 million of cash, cancellation of all of our then outstanding debt and payables to Cypress, which totaled approximately $39.8 million, and cancellation of warrants issued to Cypress in connection with earlier loans. As a result, we no longer have any outstanding indebtedness to Cypress. For additional discussion regarding our financing arrangements with Cypress, see “Related Party Transactions—Arrangements Between SunPower Corporation and Cypress Semiconductor Corporation.”

Our employee base has increased from 66 full-time employees as of December 31, 2002 to 416 as of June 30, 2005 with most of the increase coming from hiring at our facility in the Philippines related to our increased manufacturing capacity. We have also increased headcount in research and development as well as sales, general and administrative functions as we prepare for growth of our business.

We sell our solar power products to system integrators and original equipment manufacturers, or OEMs. Our solar panels are assembled for us by third-party subcontractors located in China. System integrators typically design and sell complete systems that include our solar panels along with additional required system components. In North America, our system integrators also incorporate our inverters in their system offerings. Our two largest customers for our solar power products are Conergy and Solon.

In addition, we offer imaging and infrared detectors based on our solar power technology. Our imaging detectors are manufactured for us by Cypress and are processed and tested in our Sunnyvale, California facility. We sell our imaging detectors to OEMs. Our primary customer for our imaging detectors is Plexus, a subcontractor to GE which uses our imaging detectors in its medical imaging products. We offer infrared detectors for use primarily in computing and mobile phone applications. For example, our infrared detectors are used in personal digital assistants to beam information from one device to another.

To date, substantially all of our revenue from our solar power products has been generated from two systems integrator customers in Europe. A significant number of the systems designed and manufactured by our customers are then sold to OEMs, who in turn sell the systems to end customers, including to customers outside of Europe. Our international sales accounted for approximately 58% and 29% of our total revenue in fiscal 2002 and fiscal 2003, respectively, 44% of our total combined revenue in fiscal 2004, and 75% of our total revenue in the six months ended June 30, 2005. We anticipate that a significant amount of our total revenue will continue to be generated by sales to customers outside the United States. A significant portion of our sales are denominated in Euros.

Cypress has agreed to provide specified manufacturing and support services such as legal, tax, treasury and employee benefits services to us for a limited period from the date of our initial public offering so long as Cypress owns 50% of our outstanding capital stock. These services may not be provided at the same level as they were prior to this offering, and we may not be able to obtain the same benefits that we received prior to the separation from Cypress. See “Related Party Transactions—Agreement Between SunPower Corporation and Cypress Semiconductor Corporation” and “Risk Factors—Risks Related to Our Relationship with Cypress Semiconductor Corporation” for a description of these services and risks. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future.

Financial Operations Overview

The following describes certain line items in our statements of operations:

Total Revenue

We generate product revenue from sales of our solar cells, solar panels, inverters, imaging detectors and infrared detectors. Solar power products accounted for 1% and 4% of our product revenue in fiscal 2002 and 2003, 36% of our combined product revenue in fiscal 2004 and 80% of our product revenue in the six months ended June 30, 2005. Detector products and other revenue accounted for 99% and 96% of our product revenue in fiscal 2002 and 2003, 64% of our combined product revenue in fiscal 2004 and 20% of our product revenue in the six months ended June 30, 2005. Factors affecting our revenue include unit volumes shipped, average selling prices, product mix and product demand. We have experienced quarter-over-quarter unit volume increases in our solar power products for the past four quarters as we continued to increase our production. During this period, we have experienced relatively stable average selling prices for our solar power products primarily due to the strength of end-market demand. We expect average selling prices for our solar power products to decline over time as the market becomes more competitive, as certain products mature and as manufacturers are able to lower their manufacturing costs and pass on some of the savings to their customers, similar to our experience historically in our detector products.

Cost of Revenue

Our cost of revenue consists primarily of silicon ingots and wafers for the production of solar cells, along with other materials such as chemicals and gases that are needed to transform silicon wafers into solar cells. Other factors contributing to cost of revenue include depreciation, salaries, personnel-related costs, facilities expenses and manufacturing supplies associated with solar cell fabrication. For our solar panels, our cost of revenue includes raw materials such as glass, frame, backing and other materials, as well as the assembly costs we pay to our third-party subcontractors in China. For our detector products, our cost of revenue includes the cost of silicon wafers, which is charged to us by our manufacturing contractor, Cypress, and our packaging and test costs. We expect cost of revenue to increase in absolute dollars as we bring on additional capacity and increase our product volume. Potential increases in our suppliers’ cost of polysilicon can also contribute to higher cost of revenue. Despite the absolute increase in cost of revenue dollars, we expect our cost of revenue to fluctuate as a percentage of revenue.

Our gross profit each quarter is affected by a number of factors, including average selling prices for our products, our product mix, our actual manufacturing costs and the utilization rate of our wafer fabrication facility. Presently, due to strong end-market demand for solar power products, we are able to manufacture and ship products at or near the manufacturing capacity of our first 25 megawatts per year production line, which allows us to spread a significant amount of our fixed costs over full production volume, thereby reducing our per unit fixed cost. As we build additional manufacturing lines or facilities, our fixed costs will increase, and the overall utilization rate of our wafer fabrication facility could decline, which could negatively impact our gross profit. This decline may continue until a line’s manufacturing output reaches its rated capacity.

From time to time, we enter into agreements where the selling price for certain of our solar power products is fixed over a defined period. An increase in our manufacturing costs, including silicon ingots and wafers, over such a defined period could have a negative impact on our overall gross profit. Our gross profit may also be impacted by certain adjustments for inventory reserves. We expect our gross profit to increase over time as we improve our manufacturing process and as we grow our business and leverage certain of our fixed costs. An expected increase in gross profit based on manufacturing efficiencies, however, could be partially or completely offset by increased raw material costs. Our inventory policy is described in more detail under “Critical Accounting Policies and Estimates.”

Operating Expenses

Our operating expenses include research and development expense and sales, general and administrative expense. Research and development expense consists primarily of salaries and related personnel costs, depreciation and the cost of solar cells and solar panel materials and services used for the development of products, including experiment and testing. We expect our research and development expense to increase in absolute dollars as we continue to develop new processes to further improve the conversion efficiency of our solar cells and reduce their manufacturing cost, and as we develop new products to diversify our product offerings. We expect our research and development expense to decrease as a percentage of revenue over time. We have recently entered into a three-year cost-sharing research and development project with the National Renewable Energy Laboratory to fund the design of our next generation solar panels. Payments received under this contract help offset our research and development expense. This contract is expected to fund approximately $1.0 million per year of our research and development expense through May 2008.

Sales, general and administrative expense consists primarily of salaries and related personnel costs, professional fees, insurance and other selling expenses. We expect our sales, general and administrative expense to increase in absolute dollars as we expand our sales and marketing efforts, hire additional personnel, improve our information technology infrastructure and incur other costs related to the anticipated growth of our business. We also expect sales, general and administrative expense to increase to support our operations as a public company, including compliance-related costs. However, we expect our sales, general and administrative expense to decrease as a percentage of revenue.

Amortization of Intangible Assets

On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock but leaving our unexercised warrants and options outstanding. As a result of that transaction, we were required to record Cypress’ cost of acquiring us in our financial statements, including its equity investment and pro rata share of our losses by recording intangible assets, including purchased technology, patents, trademarks and distribution agreement. The fair value for these intangibles is being amortized over two to six years on a straight-line basis. We report amortization of intangibles as a separate expense rather than including it in the functional category to which it relates, as we believe it provides a more meaningful comparison. For additional discussion regarding amortization of acquired intangibles, please see note 2 of the notes to our consolidated financial statements.

Stock-Based Compensation Expense

Our stock-based compensation expense is the deemed fair value of variable stock-based compensation of stock and stock options issued to non-employees and consultants. Stock-based compensation was $0, $0, $781,000 and $184,000 for the years ended December 31, 2002, 2003, and combined 2004 and the first six months ended June 30, 2005, respectively. We expect to incur variable stock-based compensation through the first quarter of 2006 as these options vest. We report stock-based compensation as a separate expense rather than including it in the functional category to which it relates, as we believe it provides a more meaningful comparison.

Interest expense

Interest expense consists of interest expense associated with debt we owed Cypress and the fair value of warrants issued in connection with these losses which are reflected as interest expense using the effective interest method for financial reporting purposes.

Other income (expense), net

Other income (expense), net consists primarily of gains or losses from foreign exchange, hedging contracts, and, to a lesser extent, interest earned on our cash and investments.

Provision for Income Taxes

For financial reporting purposes, income tax expense and deferred income tax balances were calculated as if we were a separate entity and had prepared our own separate tax return. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. We will pay federal and state income taxes in accordance with the proposed tax sharing agreement with Cypress. See note 1 and note 5 of the notes to our consolidated financial statements.

As of June 30, 2005, we had federal net operating loss carryforwards of approximately $32.0 million. These federal net operating loss carryforwards expire at various dates from 2011 through 2025, if not utilized. We also had research and development credit carryforwards of approximately $1.2 million for federal and approximately $1.2 million for state tax purposes. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty of their realizability. Due in part to equity financings, we experienced “ownership changes” as defined in Section 382 of the Code. Accordingly, our use of the net operating loss carryforwards and credit carryforwards is limited by the annual limitations described in Sections 382 and 383 of the Code.

We currently benefit from income tax holiday incentives in the Philippines pursuant to our Philippine subsidiary’s registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years pursuant to our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years pursuant to our Board of Investments pioneer status registration. Our current income tax holidays expire in 2010, and we intend to apply for extensions. However, these tax holidays may or may not be extended. We believe that as our Philippine tax holidays expire, (a) gross income attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (b) our Philippine net income attributable to all other activities will be taxed at the statutory Philippine corporate income tax rate of 32%.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition, which impacts the recording of revenue; (b) allowance for doubtful accounts, which impacts general and administrative expense; (c) warranty reserves, which impact gross margin; (d) valuation of inventories, which impacts cost of revenue and gross margin; (e) stock option valuation, which impacts the disclosure and recognition of stock compensation; (f) valuation of long-lived assets, which impacts write-offs of goodwill and other intangibles; (g) valuation of goodwill impairment, which impacts operating expense and net income; and (h) accounting for income taxes which impacts our net income. We also have other key accounting policies that are less subjective, and therefore, their application would not have a material impact on our reported results of operations. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition

We sell our products to system integrators and OEMs and recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. We do not currently have any significant post-shipment obligations, including installation, training or customer acceptance clauses with any of our customers that could have an impact on revenue recognition. As such, we record a trade receivable for the selling price when the above conditions are met, reduce inventory for the carrying value of goods shipped, and record the gross margin.

We also enter into development agreements with some of our customers. Development revenue is recognized under the proportionate performance method, with the associated costs included in research and development expense. We estimate the proportionate performance of our development contracts based on an analysis of progress toward completion.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make our estimates of the collectibility of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $59,000 and $294,000 as of December 31, 2004 and the six months ended June 30, 2005, respectively. If the financial condition of our customers were to deteriorate such that their ability to make payments was impaired, additional allowances could be required.

Warranty Reserves

It is customary in our business and industry to warrant or guarantee the performance of our solar panels at certain levels of conversion efficiency for extended periods, often as long as 25 years. It is also customary to warrant or guarantee the functionality of our solar cells and imaging detectors for at least one year. We therefore maintain warranty reserves to cover potential liability that could arise from these guarantees. Our potential liability is generally in the form of product replacement. Our warranty reserves reflect our best estimate of such liabilities and are based on our analysis of product returns, results of industry-standard accelerated testing and various other assumptions that we believe to be reasonable under the circumstances. We have sold solar cells only since late 2004, and accordingly have a limited history upon which to base our estimates of warranty expense. We recognize our warranty reserve as a component of cost of revenue. Our warranty reserve includes specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues based on historical activity. Due to effective product testing and the short turnaround time between product shipment and the detection and correction of product failures, warranty expenses based on historical activity were not significant as of and for the fiscal years or interim periods presented.

Valuation of Inventory

Inventory is valued at the lower of cost or market. Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold.

Stock-Based Compensation

We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board, or APB, Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the deemed fair market value of the stock on the date of grant and the exercise price, number of shares issuable under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of Financial Accounting Standards Board, or FASB, Statement No. 123, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating this fair value, there are certain assumptions that we use, as disclosed in note 1 of the notes to our consolidated financial statements, consisting of the expected life of the option, risk-free interest rate, dividend yield and volatility.

We grant options to employees and consultants. Stock-based compensation includes the fair value of instruments issued to consultants and the deferred stock compensation associated with options to employees. The fair value of instruments issued to consultants is based on management’s estimates using Black-Scholes option pricing models. Instruments issued to consultants which are not fully vested are subject to periodic revaluation, or variable accounting, over the vesting term. These fair value estimates are based on a number of variables, including the fair value of the stock underlying the instrument, which are subject to change over the lives of the instruments.

We record deferred stock-based compensation which consists of the amounts by which the estimated fair value of the stock underlying the employee option exceeds the exercise price at the date of grant or other measurement date, if applicable. In determining the fair value of our common stock at the dates of grant of stock awards, we were unable to rely on a public trading market for our stock, but in certain cases were able to rely on recent stock sales or transactions to unrelated third parties as well as third party valuations of our common stock. We have also relied on numerous objective and subjective factors and methodologies to value our common stock at different stages of our growth.

Valuation of Long-Lived Assets

Our long-lived assets include manufacturing equipment and facilities as well as certain intangible assets. Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced in those facilities. On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our outstanding shares of capital stock but leaving our unexercised outstanding warrants and options outstanding. As a result of that transaction, we were required to record Cypress’ cost of acquiring us in our financial statement by recording intangible assets including purchased technology, patents, trademarks, distribution agreement and goodwill. We evaluate our long-lived assets, including property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for our business and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value, and fair value is generally measured based on discounted cash flow analyses. We recorded a $461,000 impairment charge in the first quarter of 2005, related to certain equipment when we decommissioned our pilot wafer fab located in Cypress’ Round Rock, Texas facility. If there is a significant decrease in our business in the future, we may be required to record impairment charges in the future.

Goodwill Impairment

On November 9, 2004, Cypress completed a reverse triangular merger with us in which all of the outstanding minority equity interest of SunPower was retired, effectively giving Cypress 100% ownership of all of our then outstanding shares of capital stock but leaving our unexercised outstanding warrants and options outstanding. As a result of that transaction, we were required to record Cypress’ cost of acquiring us, including its equity investment and pro rata share of our losses in our financial statements by recording intangible assets including purchased technology, patents, trademarks, distribution agreement and goodwill. We perform a goodwill impairment test on an annual basis and will perform an assessment between annual tests in certain circumstances. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our business, we make estimates and judgments about our future cash flows. Our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage our business.

Accounting for Income Taxes

Our global operations involve manufacturing, research and development and selling activities. Profit from non-U.S. activities is subject to local country taxes but not subject to United States tax until repatriated to the United States. It is our intention to permanently reinvest these earnings outside the United States. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to expense would result.

Results of Operations

The following table sets forth the statement of operations for the periods indicated as a percentage of revenue.

	Predecessor Company				Successor Company
	Years Ended December 31,		Six Months Ended June 30, 2004	Jan. 1 Through Nov. 8 2004	Nov. 9 Through Dec. 31 2004	Six Months Ended June 30, 2005
	2002	2003
Consolidated Statements of Operations Data
Revenue:
Product revenue	92%	85%	100%	98%	96%	99%
Other	8	15	—	2	4	1

Total revenue	100	100	100	100	100	100

Costs and expenses:
Cost of revenue	79	100	95	138	133	103
Research and development	62	196	204	177	28	11
Sales, general and administrative	34	65	66	69	21	14
Stock-based compensation	—	—	2	2	16	1
Amortization of intangible assets	—	—	—	—	14	9

Total costs and expenses	175	361	367	385	212	138

Operating loss	(76)	(260)	(267)	(285)	(112)	(37)
Interest expense	(12)	(30)	(39)	(55)	(26)	(12)
Other income (expense), net	1	—	—	(1)	—	(1)

Net loss	(87)%	(290)%	(306)%	(341)%	(138)%	(50)%

Six Months Ended June 30, 2004 and 2005

Total revenue.    Total revenue increased from $3.6 million in the six months ended June 30, 2004 to $27.5 million in the six months ended June 30, 2005, a 654% increase. This increase was primarily due to strong demand for and commercial introduction of our solar cells and solar panels which began commercial production in late 2004. Revenue in the first six months of 2004 was primarily generated from sales of our detector products, which increased 60% in the first six months of 2005 driven by continued growth in demand for infrared detection applications. Our international sales accounted for 75% of our total revenue in the six months ended June 30, 2005 compared to 16% in the six months ended June 30, 2004.

Cost of revenue.    Cost of revenue increased from $3.5 million in the six months ended June 30, 2004 to $28.3 million in the six months ended June 30, 2005, a 719% increase. This increase was primarily due to higher volumes of production and accompanying higher costs and volumes of raw materials, as well as increased utilities and maintenance, depreciation and freight expenses due to the production increase of our solar power products in our Philippines facility which commenced commercial operations in late 2004.

Gross margin was 5.1% in the six months ended June 30, 2004 and (3.0)% in the six months ended June 30, 2005. The negative gross margin in the first half of 2005 resulted from increased costs associated with the increased production of our solar power products, where the factory costs were not yet fully absorbed due to lower volume, as well as lower manufacturing yields which is customary during the build-up phase of a manufacturing line.

Our gross margin is likely to fluctuate in the future depending on unit demand, change in the average selling prices of our products, the mix of products that we sell, our actual cost of revenue and our factory performance particularly with respect to volume and yields. We may also be faced with inventory write-offs or write-downs depending on current or projected demand of our products.

Research and development.    Research and development expense decreased from $7.4 million in the six months ended June 30, 2004 to $2.9 million in the six months ended June 30, 2005, a 60% decrease. For the first six months of 2004 and extending into the second half of that year, we incurred process development and start-up costs associated with qualifying our first 25 megawatts per year production line in the Philippines that caused us to experience higher research and development expense. In addition, the operating expenses associated with running our pre-production pilot wafer fabrication line were also recognized as research and development expenses in the first six months of 2004. A significant portion of these costs was recognized as cost of revenue starting in late 2004 as our first production line went into commercial operations and we started selling solar cells and solar panels. This change in cost classification and the discontinuation of our pilot wafer fabrication line were the primary factors in the $4.5 million decline in research and development expense.

Sales, general and administrative.    Sales, general and administrative expense increased from $2.4 million in the six months ended June 30, 2004 to $3.9 million in the six months ended June 30, 2005, a 62% increase. The increase was primarily due to growth in headcount in both the sales and administrative functions as we organized these functions to support our growth, and to a lesser extent from marketing samples and increased usage of Cypress services, such as tax, treasury, legal and human resources services.

Stock-based compensation.    Stock-based compensation expense increased from $55,000 in the six months ended June 30, 2004 to $184,000 in the six months ended June 30, 2005. The increase was due to the larger number of vested options in the six months ended June 30, 2005. We expect stock-based compensation charges to increase in the future as these options continue to vest.

Amortization of intangible assets.    Amortization of intangible assets commenced after the post-merger period beginning November 9, 2004, consequently there was no charge in the first six months ended June 30, 2004. Amortization of intangible assets was $2.4 million in the first six months of 2005, representing amortization of purchased technology, patents and trademarks and other. We expect quarterly amortization of intangible assets from our November 9, 2004 merger with Cypress of approximately $1.2 million per quarter through 2007 and diminishing thereafter through 2010.

Interest expense.    Interest expense increased from $1.4 million in the six months ended June 30, 2004 to $3.2 million in the six months ended June 30, 2005. Interest expense attributed to debt we owed to Cypress increased from $1.1 million to $1.9 million for the comparable periods primarily due to increased borrowings to fund our manufacturing capacity expansion. Interest expense attributed to the fair value of warrants increased from $290,000 to $1.3 million in the comparable periods.

Other income (expense), net.    Other income (expense), net increased from $3,000 income in the six months ended June 30, 2004 to $173,000 expense in the six months ended June 30, 2005. This expense was primarily from foreign exchange losses.

Years Ended December 31, 2003 and 2004

In our discussion of our fiscal year 2004, we refer to each line item in the statement of operations as “combined” for comparative purposes. These combined amounts represent the sum of the financial data for SunPower Corporation for the period from January 1, 2004 to November 8, 2004, our pre-merger period, and from November 9, 2004 to December 31, 2004, our post-merger period. We are including these combined amounts to improve the comparative analysis versus the prior period, which included a full fiscal year. These combined amounts are for informational purposes only and do not purport to represent what our financial position would have been in such periods.

Total revenue.    Total revenue increased from $5.0 million in fiscal 2003 to $10.9 million combined in fiscal 2004, a 117% increase. This increase was primarily due to a 43% increase in sales of our detector products which was driven by continued growth in infrared detection applications. This increase was also due to revenue from initial sales of our A-300 solar cell products that went into commercial production in late 2004. International sales accounted for 44% of our total combined revenue in fiscal 2004, compared to 29% in fiscal 2003.

Cost of revenue.    Cost of revenue increased from $5.0 million in fiscal 2003 to $14.8 million combined in fiscal 2004, a 197% increase. This increase was primarily due to the increase in unit sales of our detector products and our first commercial sale of solar power products in late 2004. Also contributing to the increase in combined fiscal 2004 were costs related to the qualification of our first 25 megawatts per year production line in the Philippines which were recognized as research and development expense in prior periods. Specifically, the increase of approximately $9.8 million was primarily due to increases in consumption of silicon ingots and wafers, utilities and maintenance expense.

Gross margin decreased from 0.4% in fiscal 2003 to (36.0)% combined in fiscal 2004. This decrease was primarily due to increased costs associated with the production increase of our solar power products and due to higher unit sales of our detector products, primarily for infrared detector applications.

Research and development.    Research and development expense increased from $9.8 million in fiscal 2003 to $13.2 million combined in fiscal 2004, an 35% increase. This increase was primarily due to significant process development spending for the commercialization and mass production of our A-300 solar cell product, including the operation of a pilot wafer fabrication line in Cypress’ Round Rock, Texas facility. In addition, the increase was due to increases in start-up costs related to the qualification of our first 25 megawatts per year production line in the Philippines, which went into commercial operation late 2004, and increases in consumption of silicon ingots and wafers, maintenance and third-party research and development services.

Sales, general and administrative.    Sales, general and administrative expense increased from $3.2 million in fiscal 2003 to $5.6 million combined in fiscal 2004, a 72% increase. This increase was primarily due to growth in headcount in both the sales and administrative organizations as we organized these functions to support our growth. Outside services and consulting costs, including legal and accounting fees, also contributed to the increased expense.

Stock-based compensation.    Stock-based compensation expense was zero dollars in fiscal 2003 and $781,000 combined in fiscal 2004. The increase was due to additional stock-based compensation charges associated with the November 9, 2004 merger transaction with Cypress and an increase in the portion of vested options.

Amortization of intangible assets.    Amortization of intangible assets was first recognized in 2004 as a result of recording the intangible assets from the transaction with Cypress. Combined amortization expense in fiscal 2004 was $573,000 representing amortization of purchased technology, trademark and patents.

Interest expense.    Interest expense increased from $1.5 million in fiscal 2003 to $4.8 million combined in fiscal 2004. Interest expense attributed to debt we owed to Cypress increased from $1.5 million in fiscal 2003 to $2.9 million combined in fiscal 2004 primarily due to increased borrowings to fund our product and process development and manufacturing capacity expansion. Interest expense attributed to the fair value of warrants was zero in fiscal 2003 and $1.9 million combined in fiscal 2004 as, during that period, we issued warrants to Cypress as part of our debt financing.

Other income (expense), net.    Other income (expense), net was zero in fiscal 2003 and $29,000 expense combined in fiscal 2004. The expense was primarily from foreign exchange losses.

Years Ended December 31, 2002 and 2003

Total revenue.    Total revenue increased from $4.1 million in fiscal 2002 to $5.0 million in fiscal 2003, a 23% increase. This increase was primarily due to growth in unit sales of detector products, primarily for infrared detection applications and concentrator solar power products. During this period, our A-300 solar cell product was still in development and did not contribute to revenue. Sales to international customers were 58% in fiscal 2002 and 29% in fiscal 2003.

Cost of revenue.    Cost of revenue increased from $3.2 million in fiscal 2002 to $5.0 million in fiscal 2003, a 56% increase. This increase was primarily due to the increase in unit sales of detector products, primarily in materials and supplies.

Gross margin decreased from 21% in fiscal 2002 to 0.4% in fiscal 2003. The decrease in gross margin was primarily due to lower average selling price of our detector products which failed to absorb the increased manufacturing costs.

Research and development.    Research and development expense increased from $2.5 million in fiscal 2002 to $9.8 million in fiscal 2003, a 288% increase. In fiscal 2003, we incurred significant research and development expense to develop our A-300 solar cell as well as the production process needed to validate and mass produce this product. Specifically, we incurred expenses associated with the start-up of a pilot wafer fabrication line in Cypress’ Round Rock, Texas facility, including higher payroll, personnel-related expenses, depreciation and utilities and maintenance expenses.

Sales, general and administrative.    Sales, general and administrative expense increased from $1.4 million in fiscal 2002 to $3.2 million in fiscal 2003, a 132% increase. This increase was primarily due to growth in increased headcount in both the sales and administrative organizations as we organized these functions to support our growth.

Interest expense.    Interest expense increased from $493,000 in fiscal 2002 to $1.5 million in fiscal 2003. This increase was due to increased debt we owed to Cypress to fund our product and process development. There was no interest expense related to warrants for the comparable periods.

Other income (expense), net.    Other income (expense), net was $31,000 income in fiscal 2002 and zero in fiscal 2003. The income in fiscal 2002 was attributed to interest earned from our cash investments.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for the following time periods: quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005, the pre-merger period ended November 8, 2004 and the post-merger period ended December 31, 2004. The unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor Company				Successor Company
	Quarters Ended			Oct. 1 Through Nov. 8, 2004	Nov. 9 Through Dec. 31, 2004	Quarters Ended
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004			Mar. 31, 2005	June 30, 2005
	(in thousands)				(in thousands)
Consolidated Statements of Operations Data
Revenue:
Product revenue	$1,589	$2,054	$2,380	$685	$3,881	$11,092	$16,250
Other	—	—	122	—	174	—	150

Total revenue	1,589	2,054	2,502	685	4,055	11,092	16,400
Costs and expenses:
Cost of revenue	1,361	2,099	3,192	2,745	5,410	11,917	16,401
Research and development	3,540	3,886	3,609	1,060	1,124	1,667	1,268
Sales, general and administrative	1,149	1,269	1,579	709	850	1,800	2,118
Stock-based compensation*	—	55	—	76	650	—	184
Amortization of intangible assets	—	—	—	—	573	1,176	1,177

Total costs and expenses	6,050	7,309	8,380	4,590	8,607	16,560	21,148

Operating loss	(4,461)	(5,255)	(5,878)	(3,905)	(4,552)	(5,468)	(4,748)
Interest expense	(458)	(958)	(1,544)	(799)	(1,072)	(1,786)	(1,398)
Other income (expense), net	10	(7)	(6)	(41)	15	17	(190)

Net loss	$(4,909)	$(6,220)	$(7,428)	$(4,745)	$(5,609)	$(7,237)	$(6,336)

* Stock-based compensation
Cost of revenue	$—	$55	$—	$46	$96	$—	$92
Research and development	—	—	—	23	293	—	69
Sales, general and administrative	—	—	—	7	261	—	23

Total	$—	$55	$—	$76	$650	$—	$184

The following tables set forth our unaudited historical results, for the periods indicated, as a percentage of revenue.

	Predecessor Company				Successor Company
	Quarters Ended			Oct. 1 Through Nov. 8, 2004	Nov. 9 Through Dec. 31, 2004	Quarters Ended
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004			Mar. 31, 2005	June 30, 2005
Consolidated Statements of Operations Data
Revenue:
Product revenue	100%	100%	95%	100%	96%	100%	99%
Other	—	—	5	—	4	—	1

Total revenue	100	100	100	100	100	100	100
Costs and expenses:
Cost of revenue	86	102	128	401	133	107	100
Research and development	223	189	144	155	28	15	8
Sales, general and administrative	72	62	63	104	21	16	13
Stock-based compensation*	—	3	—	11	16	—	1
Amortization of intangible assets	—	—	—	—	14	11	7

Total costs and expenses	381	356	335	670	212	149	129

Operating loss	(281)	(256)	(235)	(570)	(112)	(49)	(29)
Interest expense	(29)	(47)	(62)	(117)	(26)	(16)	(9)
Other income (expense), net	1	—	—	(6)	—	—	(1)

Net loss	(309)%	(303)%	(297)%	(693)%	(138)%	(65)%	(39)%

The increase in total revenue beginning in late 2004 and continuing through the first two fiscal quarters of 2005 was primarily due to the commercial introduction of our solar cells and solar panels. The increase in cost of revenue in late 2004 and the first two fiscal quarters of 2005 was due to our relatively high start-up manufacturing costs and low volume sales of our solar power products, which began shipping commercially in late 2004. Our research and development expense declined significantly beginning in late 2004 and continuing in the first two fiscal quarters of 2005 when a significant portion of our development costs previously recognized as research and development expense was recognized as cost of revenue. Specifically, this decrease was due to the change in cost classification of process development and start-up costs associated with qualifying our first 25 megawatts per year production line in the Philippines from research and development expense to cost of revenue beginning in late 2004 as our first production line went into commercial operations, and the discontinuation of our pilot wafer fabrication line.

Our quarterly revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenue and operating results to fluctuate, please see those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

In our discussion of our fiscal year 2004, we refer to certain sources and uses of cash as “combined” for comparative purposes. These combined amounts represent the sum of the financial data for SunPower Corporation for the period from January 1, 2004 to November 8, 2004, our pre-merger period, and November 9, 2004 to December 31, 2004, our post-merger period. We are including these combined amounts to improve the comparative analysis versus the prior period, which included a full fiscal year. These combined amounts are for informational purposes only and do not purport to represent what our financial position would have been in such periods.

Beginning in 2002, we have financed our operations primarily through sale of equity to and borrowings from our parent company, Cypress. Through June 30, 2005, we raised approximately $82.8 million through equity financings. As of June 30, 2005, we had approximately $8.1 million in cash and cash equivalents and $40.6 million of debt and payables owed to Cypress. All of the amounts outstanding under these obligations were subsequently converted into equity in July 2005.

Operating Activities

Net cash used in operating activities was $2.7 million in fiscal 2002, $8.8 million in fiscal 2003 and $13.6 million combined in fiscal 2004. Net cash generated from operating activities was $1.2 million in the six months ended June 30, 2005. Our net cash used in operating activities for the periods above was primarily from our net losses which were $3.5 million, $14.5 million and $28.9 million, respectively. Our net cash used in operating activities in fiscal 2002 and 2003 and combined fiscal 2004 was partially offset by the increase in accounts payable to our suppliers and to Cypress. Our net cash generated from operating activities in the first six months of fiscal 2005 was primarily from our net loss of $13.6 million which was offset by a customer advance of $14.3 million to fund future expansion of our manufacturing facility. In April 2005, we entered into an agreement with one of our customers to supply solar cells. As part of this agreement, the customer agreed to fund future expansion of our manufacturing facility to support this customer’s solar cell product demand. Beginning January 1, 2006, we will be obligated to pay interest on any remaining unpaid balance. We may repay all or any portion of the unpaid principal and related interest on the advances at any time without penalty through December 31, 2010. As of June 30, 2005, we had received advances of $14.3 million with the remaining advances to be received through fiscal 2005. Net cash generated in the first six months of fiscal 2005 also benefited from an advance of $1.2 million from another customer prepayment for future purchases of solar power products.

Investing Activities

Net cash used in investing activities was $5.4 million in fiscal 2002, $14.8 million in fiscal 2003, $26.9 million combined in fiscal 2004 and $23.3 million in the first six months of 2005, all of which represented expenditures for capital equipment. Capital equipment in 2002 was primarily for product development. Capital equipment in 2003 was primarily for our pilot wafer fabrication line in Cypress’ Round Rock, Texas facility. Capital equipment in 2004 and the first six months of 2005 was primarily for our manufacturing facility in the Philippines, equipment for our first 25 megawatts per year production line and for our second and third 25-megawatts per year production lines. We expect capital expenditures of approximately $50.0 million for the remainder of 2005 and approximately $55.0 million in 2006 as we continue to increase our manufacturing capacity.

Financing Activities

Net cash provided by financing activities was $8.4 million in fiscal 2002, $28.8 million in fiscal 2003, $38.7 million combined in fiscal 2004 and $26.6 million for the first six months of 2005. All other cash provided by financing activities came from our parent company, Cypress, in the form of either equity investments or debt. As of June 30, 2005, we raised approximately $82.8 million through the issuance of equity to Cypress and $25.2 million through the issuance of debt to Cypress. In July 2005, we reached an agreement with Cypress for the conversion of our outstanding debt into equity and the issuance of additional equity for $20.0 million for cash such that by the end of the third quarter of 2005, we expect to have no outstanding debt obligation to Cypress. However, we retain the capacity to borrow up to $30.0 million from Cypress, which capacity will terminate upon the earlier of the completion of this offering or December 31, 2006. We are currently in negotiations with unrelated third parties regarding a new credit facility to be effective upon completion of this offering.

We believe that our current cash and cash equivalents and funds available from our credit facility with Cypress will be sufficient to meet our working capital and capital expenditure commitments for at least the next 12 months. However, if our financial results or operating plans change from our current assumptions, we may not have sufficient resources to support our business plan. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could require us to abide by covenants that would restrict our operations. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

We expect to experience growth in our operating expenses, including our research and development, sales and marketing and general and administrative expenses, for the foreseeable future to execute our business strategy. We may also be required to purchase polysilicon in advance to secure our wafer supplies. We intend to fund these activities with cash generated from operations and do not intend to increase our expenditures in these areas beyond what we believe our operations can support. This increase in operating expenses may not result in an increase in our revenue and our anticipated revenue may not be sufficient to support these increased expenditures. We anticipate that operating expenses, working capital as well as planned capital expenditures will constitute a material use of our cash resources.

The following summarizes our contractual obligations at June 30, 2005:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Obligation to Cypress	$25,170	$25,170	$—	$—	$—
Customer advances	14,336	3,630	7,260	3,446	—
Interest on customer advances	5,110	931	2,897	1,112	171
Lease commitment	538	519	19	—	—
Non-cancelable purchase orders	23,418	23,058	—	360	—

Total	$68,572	$53,308	$10,176	$4,918	$171

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statement.” It requires retrospective application to prior period’s financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, under SFAS No. 154, if an entity changes its method of depreciation, amortization, or depletion for long-lived, nonfinancial assets, the change must be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 applies to accounting changes and error corrections made in fiscal years beginning after December 15, 2005 on a prospective basis. We do not expect the adoption in the first quarter of fiscal 2006 will have a material impact on our consolidated results of operations and financial condition.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” Interpretation No. 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. Interpretation No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Interpretation No. 47 is effective no later than the end of the fiscal year ending after

December 15, 2005. We are currently evaluating the provision and do not expect the adoption in the fourth quarter of fiscal 2005 will have a material impact on our results of operations or financial condition.

In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, which provides guidance on the implementation of SFAS No. 123 (R), Share-Based Payment (see discussion below). In particular, SAB No. 107 provides key guidance related to valuation methods (including assumptions such as expected volatility and expected term), the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R), the classification of compensation expense, capitalization of compensation cost related to share-based payment arrangements, first time adoption of SFAS No. 123(R) in an interim period, and disclosures in Management’s Discussion and Analysis subsequent to the adoption of SFAS No. 123(R). SAB No. 107 became effective on March 29, 2005. It did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123(R), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. In April 2005, the SEC postponed the implementation date to the fiscal year beginning after June 15, 2005. We will adopt SFAS No. 123(R) in the first quarter of fiscal 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. We are currently evaluating which method to adopt. The adoption of SFAS No. 123(R) will have a significant adverse impact on our results of operations, although it will have no impact on our overall financial position. The precise impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) using the modified retrospective application for all prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described under the “Accounting for Stock-Based Compensation” section in note 1. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options, the amount of operating cash flows recognized for such excess tax deductions were zero dollars in fiscal 2002, fiscal 2003, the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and for the six months ended June 30, 2004 and 2005.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—an Amendment of APB Opinion No. 29, which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating SFAS No. 153 and do not expect the adoption will have a material impact on our results of operations or financial condition.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. We are currently evaluating SFAS No. 151 and do not expect the adoption will have a material impact on our results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of June 30, 2005, our cash equivalents consisted of money market funds. Due to the short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros and procurement of certain capital equipment in Euros. In combined fiscal 2004 and the six months ended June 30, 2005, approximately 44% and 75%, respectively, of our total revenue was generated outside the United States. A hypothetical change of 10% in foreign currency exchange rates could impact our consolidated financial statements or results of operations by $2.1 million based on our outstanding forward contracts of $20.6 million as of June 30, 2005. We currently conduct hedging activities, which involve the use of currency forward contracts. We cannot predict the impact of future exchange rate fluctuations on our business and operating results. In the past, we have experienced an adverse impact on our revenue and profitability as a result of foreign currency fluctuations. We believe that we may have increased risk associated with currency fluctuations in the future.

BUSINESS

Our Company Overview

We design, manufacture and sell solar power products based on our proprietary processes and technologies. We have spent more than 15 years developing high performance solar cells, which are semiconductor devices that directly convert sunlight into electricity. We believe our solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market. We believe our solar cells provide the following benefits compared with conventional solar cells:

•	Superior performance, including the ability to generate up to 50% more power per unit area;

•	Superior aesthetics, with our uniformly black surface design which eliminates highly visible reflective grid lines and metal interconnect ribbons; and

•	Efficient use of silicon, a key raw material used in the manufacture of solar cells.

We offer solar power products including solar cells, solar panels and inverters which convert sunlight to electricity compatible with the utility network. Our initial solar sales efforts have been focused on residential and commercial applications where the high performance and superior aesthetics of our solar power products provide compelling customer benefits. We sell our products in many countries, principally in regions where government incentives have accelerated solar power adoption. The global solar power market, as defined by solar power system installations, had an estimated $6.5 billion in revenue in 2004 and is expected to grow to $18.5 billion by 2010, according to SolarBuzz.

We produce our solar cells at our manufacturing facility in the Philippines. Our solar panels are assembled for us by third-party subcontractors in China. We currently operate a 25 megawatts per year solar cell production line in the Philippines and are adding two additional production lines, which is expected to increase the total production capacity to 75 megawatts per year in 2006. We currently sell our solar power products to system integrators and original equipment manufacturers, or OEMs.

In addition, we offer imaging detectors based on our solar power technology primarily for medical imaging applications. Our imaging detectors are manufactured for us by Cypress and are processed and tested in our Sunnyvale, California facility. We sell our imaging detectors to OEMs. We also offer infrared detectors based on our high performance all back contact technology primarily for use in computing and mobile phone applications.

We generated total combined revenue of $10.9 million in fiscal 2004 and total revenue of $27.5 million in the six months ended June 30, 2005.

Industry Overview

The electric power industry is one of the world’s largest industrial segments, with annual revenue of approximately $1.06 trillion in 2004, according to Datamonitor. Global electricity demand has grown consistently at a rate of 2 to 5% annually for the past decade, according to the Energy Information Administration of the United States Department of Energy, or EIA. Worldwide demand for electricity is expected to increase from 14.3 trillion kilowatt hours in 2003 to 26.0 trillion kilowatt hours by 2025, according to the United States Department of Energy’s International Energy Outlook. Investments in generation, transmission and distribution to meet growth in electricity demand, excluding investments in fuel supply, are expected to be roughly $10 trillion by 2030, according to the IEA.

The electric power industry faces the following challenges in meeting the growing worldwide electricity demand:

•	Fossil Fuel Supply Constraints. Over 65% of the world’s electricity is generated from fossil fuels such as coal, oil and natural gas, according to the IEA. Limited fossil fuel supply and escalating electricity consumption are driving up wholesale electricity prices. This has resulted in higher electricity costs for consumers and highlighted the need to develop new technologies for electricity generation.

•	Infrastructure Constraints. In many parts of the world, existing electricity generation, transmission and distribution infrastructure is insufficient to meet projected demand. Developing and constructing electricity supply and delivery infrastructure is capital intensive. In much of the developed world, current and future electricity supply and delivery constraints caused by demand growth will be exacerbated by the need to replace existing aging infrastructure. In some parts of the developing world, demand is growing more rapidly than the developed world. This rapid growth has left electricity supply and delivery insufficient to meet demand in some areas, resulting in both scheduled and unscheduled blackouts.

•	Desire for Energy Security. Given the political and economic instability in the major oil and gas producing regions of the world, governments are trying to reduce their dependence on foreign sources of energy. Over 60% of the energy used in Germany, Italy and Spain, and over 80% of the energy used in Japan and Korea, was imported, according to the World Bank. That figure was 27% for United States. Expanding the domestic portion, and particularly the renewable resources portion of the overall electric generation portfolio is a key element of many government strategies to increase energy security.

In addition to these fundamental challenges, the electric power industry is also exposed to growing environmental concerns. The climate change risks associated with fossil fuel generation are creating political momentum to implement greenhouse gas reduction strategies. Government regulators continue to strengthen other air and water emissions control requirements and over the past decade have launched incentive programs to accelerate the development of renewable energy sources.

•	Emission Reduction Initiatives. The Kyoto Protocol, directing the signatory nations to lower and stabilize their greenhouse gas emissions, was adopted in 2004. In support of the Kyoto Protocol, the European Union implemented climate change mitigation requirements for the first time in 2005. While the United States did not sign the Kyoto Protocol, new United States power plants are required to install the best available emission control technology, which can be costly. This expense results in electricity from new fossil fuel-fired plants costing more than electricity from existing power plants, thus increasing retail electric rates over time.

•	Renewable Resource Programs. Renewable energy policies are in place in the European Union, certain countries in Asia, as well as many of the states and provinces in Australia, Canada and the United States. China passed a renewable energy law in 2005 that will go into effect in 2006. Germany’s renewable energy policy has had a strong solar focus which contributed to Germany surpassing Japan as the leading solar power market in terms of annual megawatt additions in 2004. In the United States, 18 states and the District of Columbia have established mandates that a certain portion of electricity delivered to customers come from renewable resources. The United States recently enacted a major energy bill which includes federal tax credits, federal purchasing goals and other programs designed to accelerate the adoption of solar power. Arizona, Colorado, New Jersey and Pennsylvania are among other states that require electric suppliers to obtain a certain percentage of their electricity from renewable resources, and specifically designate a solar procurement goal.

Renewable Resource Market

Renewable resources include solar, biomass, geothermal, hydroelectric and wind power generation. As opposed to fossil fuels which draw on finite resources that may eventually become too expensive to retrieve, renewable resources are generally unlimited in availability. In recent years, the use of renewable resources has been increasing in response to these growing concerns. While hydroelectric power generation currently has the largest installed base, solar and wind power generation have emerged as the most rapidly growing renewable energy sources.

Hydroelectric power refers to the use of flowing water to generate electricity. Hydroelectric power plants typically use water from a reservoir to drive turbine-powered generators, thereby producing electricity. While hydroelectric power plants generate 16% of worldwide electricity, according to IEA, additional hydroelectric generation in the developed world is limited due to the lack of remaining development opportunities and the concern about creating additional large reservoirs that flood agricultural land and human and animal habitat. In the United States, the National Hydropower Association forecasts that no new hydroelectric power resources will be developed between 2004 and 2020 because of the regulatory hurdles associated with building new dams.

Wind power refers to the use of wind turbines to harness and convert kinetic energy from the wind into electricity. Today, large scale wind power is a cost-competitive alternative to wholesale natural gas and coal-fired power in locations with high average wind speed and space for large wind plants aggregating many wind turbines that can reach over 90 meters in height and over 60 meters in diameter each. Electricity generated from customer-sited, small-scale wind turbine can be cost competitive with retail electric rates in some areas, but its penetration is limited by space constraints, wind speed availability and zoning restrictions in suburban and urban regions.

Solar energy can be used to convert sunlight into heat, called solar thermal energy, or directly into electricity, called photovoltaic energy. Solar thermal applications can be distributed, such as roof-mounted systems for heating swimming pools, or can be centralized where sunlight is concentrated to heat a medium that drives a turbine to generate electricity in large scale plants. Large scale solar thermal electric power plants have operated for 20 years in Southern California. Electricity generated from solar thermal electric power plants requires large concentrators and turbines which are not suitable for residential locations.

We refer to solar power as the use of interconnected solar cells, as opposed to solar thermal technology, to generate electricity from sunlight. The interconnected cells are packaged into solar panels, which are mounted in areas with direct exposure to the sun, such as rooftops. Compared to other renewable energy technologies, solar power’s benefits include:

•	Environmental Advantage. Solar power is one of the most benign electric generation resources. Solar cells generate electricity without air or water emissions, noise, vibration, habitat impact or waste generation.

•	Fuel Risk Advantage. Unlike fossil and nuclear fuels, solar energy has no fuel price volatility or delivery risk. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed to be highly reliable while providing long-term, fixed price electricity supply.

•	Location Advantage. Unlike other renewable resources such as hydroelectric and wind power, solar power is generally located at a customer site due to the universal availability of sunlight. As a result, solar power limits the expense of and energy losses associated with, transmission and distribution from large scale electric plants to the end users. For most residential consumers seeking an environmentally friendly power alternative, solar power is the only viable choice because it can be located in urban and suburban environments.

•	Retail Rate Benchmark Advantage. Unlike biomass, geothermal, hydroelectric and wind power generation which are location-dependent and sell primarily to the wholesale market, solar power competes with retail prices as it is customer-sited and supplements a customer’s electricity purchased at retail rates from the utility network.

•	Peak Energy Generation Advantage. Solar power is well-suited to match peak energy needs as maximum sunlight hours generally correspond to peak demand periods when electricity prices are at their highest. These characteristics increase the value of solar power as compared to other renewable resources that do not align with peak demand periods.

•	Modularity. Solar power products can be deployed in many sizes and configurations to meet the specific needs of the customer.

•	Reliability. With no moving parts or regular required maintenance, solar power systems are among the most reliable forms of electricity generation.

Solar Power Market

Solar power technology has been used to generate electricity in space program applications for several decades and in commercial applications over the last 30 years. Increasingly, government incentive programs are accelerating the adoption of solar power. Since 1985, the market for solar power, as defined by worldwide shipments of solar power systems, has grown at a compound annual growth rate of over 20%, according to Strategies Unlimited. The global solar power market, as defined by solar power system installations, had an estimated $6.5 billion in revenue in 2004 and is expected to grow to $18.5 billion by 2010, according to SolarBuzz.

Solar power systems convert sunlight directly into electricity. These systems are used for residential, commercial and industrial applications and for customers who either have access to or are remote from the electric utility grid. The market for “on-grid” applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, represents the largest and fastest growing segment of the market. Worldwide installations of solar power systems are expected to grow at an annual rate of 23% from 927 megawatts in 2004 to 3.2 gigawatts by 2010, led by on-grid shipments, according to SolarBuzz.

“Off-grid” markets, where access to utility networks is not economical or physically feasible, and consumer markets both offer additional opportunities for solar technology. Off-grid industrial applications include road signs, highway call boxes and communications support along remote pipelines and telecommunications equipment, as well as rural residential applications. Consumer applications include garden lights, other outdoor lighting and handheld devices such as calculators.

Challenges Facing Solar Power

The solar power industry must overcome the following challenges to achieve widespread commercialization of its products:

•	Decrease Per Kilowatt-hour Cost to Customer. In most cases, the current cost of solar electricity is greater than the cost of retail electricity from the utility network. While government programs and consumer preference have accelerated the use of solar power for on-grid applications, product cost remains one of the largest impediments to growth. To provide an economically attractive alternative to conventional electricity network power, the solar power industry must continually reduce manufacturing and installation costs.

•	Achieve Higher Conversion Efficiencies. Increasing the conversion efficiency of solar cells reduces the material and assembly costs required to build a solar panel with a given generation capacity. Increased conversion efficiency also reduces the amount of rooftop space required for a solar power system, thus lowering the cost of installation per consumer.

•	Improve Product Appearance. We believe that aesthetics are a barrier to wider adoption of solar power products particularly among residential consumers. Historically, residential and commercial customers have resisted solar power products, in part, because most solar panels are perceived as unattractive.

•	Efficiently Use Polysilicon. There is currently an industry-wide shortage of polysilicon, an essential raw material in the production of solar cells. Given this demand and supply imbalance, we believe that the efficient use of polysilicon, for example through the reduction of wafer thickness, will be critical for the continued growth of the solar power industry.

Our Strengths

We believe we are a leader in producing high performance solar cells. We believe our competitive advantages include:

•

Superior Conversion Efficiency.    We believe our solar cells have the highest conversion efficiency available for the mass market. Our proprietary all back contact design results in conversion efficiencies of up to 50% higher per unit area than conventional solar cells. Because our solar cells do not have front gridlines which block a portion of the sunlight, more sunlight enters our solar cells and is converted into electricity. In addition, our solar cells incorporate other proprietary technologies which enable them to capture more light and convert more sunlight into energy. This superior conversion efficiency results in decreased per watt panel packaging and installation costs and provides greater power generation on a given rooftop space.

•	Superior Aesthetics. Because all electrical contacts are located on the back, our solar cells have a uniformly black appearance that allows our solar panels to blend into customers’ rooftops. We believe historical adoption of solar power by residential customers has been negatively impacted by the appearance of conventional solar panels. We believe our solution appeals to residential customers seeking a solution which is more aesthetically appealing.

•	Efficient Silicon Utilization. Unlike conventional solar cells, which generally lose efficiency with thinner silicon wafers, our proprietary technology allows our solar cells to maintain high efficiency levels with thinner wafers. This provides our solar cells with more efficient utilization of silicon, as defined by grams of silicon per watt, than that of conventional solar cells. Efficient utilization of silicon is important because silicon wafers represent a significant cost component in the production of solar cells.

•	Ease of Assembly. Our proprietary solar cell architecture simplifies assembly since all electrical contacts are in-plane behind the solar cell circuit. Panels made from our solar cells do not require traditional interconnect “weaving” whereby the front of one solar cell is connected to the back of the next solar cell. This process can be time-consuming, difficult and expensive. By contrast, our solar cell architecture allows for the connections to be made on the back only, thereby reducing the complexity and cost of assembly.

•	Manufacturing Advantages. We manufacture our solar cells at our facility in the Philippines. We believe the location of our facility provides us with a cost of production advantage versus our competitors who produce solar cells in higher cost regions. In addition, we believe our technology and manufacturing processes from the traditional semiconductor industry enable us to improve our manufacturing yields, cost, quality and product ramp predictability.

•	Strong Management Team. Our management team has a diverse set of industry skills and global operating experience, including backgrounds spanning the solar, semiconductor and optical media industries, as well as expertise running complex organizations and managing rapid growth. Our executive officers have an average of over 25 years of experience in the solar or high technology industries.

Our Strategy

Our principal objective is to be the leader in high performance solar power products. We plan to achieve this objective by pursuing the following strategies:

•	Maintain our Technology Advantage and Reduce Manufacturing Costs. We believe that our all back contact solar cell technology currently provides us with a competitive advantage. We intend to invest in research and development to improve solar cell efficiency and lower manufacturing costs. We intend to continue investing in our equipment and processes to improve throughput, processing yield and quality.

•	Continue to Expand Manufacturing Capacity. We intend to capitalize on our manufacturing expertise through expansion of our production capacity. Since the fall of 2004, we have been operating a single 25 megawatts per year solar cell production line. To meet the ongoing demand for our products, we have ordered manufacturing equipment for the second and third 25 megawatts per year production lines. Our current 215,000 square foot manufacturing facility in the Philippines has available space to support a total of four production lines. We are evaluating the timing for a fourth line in our existing facility and for a second production facility.

•

Reduce our Dependence on Market Incentives.    Most of our current customers operate in markets that depend on a variety of government incentives to reduce the cost of solar power systems to end customers. In the short term, we intend to diversify our customer and market base to reduce our exposure to any single market’s government incentive programs. Over the long term, we believe that our high efficiency solar cell technology and advanced manufacturing systems will allow us to reduce solar power system cost to reduce or eliminate the need for these market incentives.

•	Build a Leading Brand. We believe establishing strong brand name recognition is important to address the mass market. We intend to continue to undertake marketing programs designed to increase the recognition and value of the SunPower brand for end users and market intermediaries. We believe there is an opportunity to establish a well-identified consumer brand for solar power systems. We intend to differentiate our brand by emphasizing our combination of high performance and superior product appearance.

•	Drive Efficiency Improvements Through Relationships with Suppliers and Customers. We intend to pursue relationships with, and investments in, suppliers and customers to increase overall channel efficiency and reduce the cost of our products delivered to end customers. For example, we intend to pursue relationships with polysilicon suppliers to improve the availability and cost structure of this raw material. We also intend to expand our relationships with selected customers to improve the efficiency of customer service and increase our market share. For example, we are currently working with some customers to integrate our solar power technology directly into roofing materials rather than requiring the installation of a separate solar panel on the rooftop.

Public Policy Considerations

Different policy mechanisms have been used by governments to accelerate the adoption of solar power. Examples of customer-focused financial mechanisms include capital cost rebates, feed-in tariffs, tax credits and net metering. Capital cost rebates provide money to customers depending on the size of a customer’s solar power system. Feed-in tariffs require utilities to pay customers for solar power system generation based on kilowatt-hours produced, at a rate generally guaranteed for a period of time. Tax credits reduce a customer’s taxes at the time the taxes are due. In the United States and other countries, net metering has often been used as a supplemental program in conjunction with other policy mechanisms. Under net metering, a customer can generate more energy than used, during which periods the electricity meter will spin backwards. During these periods, the customer “lends” electricity to the grid, retrieving an equal amount of power at a later time. Net metering encourages customers to size their systems to match their electricity consumption over a period of time, for example over a month or a year, rather than limiting solar generation to matching customers’ instantaneous electricity use.

In addition to the mechanisms described above, new market development mechanisms to encourage the use of renewable energy sources continue to emerge. For example, several states in the United States have adopted renewable portfolio standards, or RPS, which mandate that a certain portion of electricity delivered to customers come from a set of eligible renewable energy resources. Some of these renewable portfolio standards also specifically designate a solar generation goal. President Bush recently signed a major energy bill which included federal tax credits, federal purchasing goals and other programs aimed at accelerating adoption of solar power. In developing countries, governments are establishing initiatives to expand access to electricity, including initiatives to support off-grid rural electrification using solar power. A recent example of this is India’s announcement in 2004 of a five-year initiative on power distribution reform, including rural electrification.

The following table illustrates some of the policy mechanisms employed in the second quarter of 2005 by a variety of governments. Each of these regions offers varying program designs often dependent on the size or exact location of the system. Some of these policy mechanisms expire, decline over time, are limited in total funding or require renewal of authority. For example, Japan’s capital cost rebate program for residential solar power systems is expected to expire in 2005 after an 11-year program period. This will be the first example of a long-term solar market development program reaching its intended conclusion.

Region	Type of Incentive Program	Description
California	Capital Cost Rebate State Tax Rebate Net Metering	Customer receives $2.80 per watt alternating current, or AC, for systems up to 30 kilowatts and a state tax credit equal to the lesser of 7.5% of the system cost net of rebate. The customer receives electricity service under net-metering tariffs.
Germany	Feed-in Tariff Preferential Loans	Customer receives €0.545 per kilowatt-hour produced for 20 years for systems up to 30 kilowatts and access to federally supported preferential loans.
Japan	Capital Cost Rebate Preferential Loans Net Metering	Customer receives ¥20 per watt and access to preferential loans through private banks. The customer receives electricity service under net-metering tariffs.
Korea	Feed-in Tariff Capital Cost Rebate Preferential Loans	Customer receives 716.40 South Korean won, or KRW, per kilowatt-hour for 15 years produced from systems up to 3 megawatts. Customer may also receive 8.3 million KRW per kilowatt for up to 70% of installed costs for systems up to 3 kilowatts. In addition, customers may seek preferential loans and demonstration and dissemination grants to offset capital costs.
New Jersey	Capital Cost Rebate Sales Tax Exemption RPS Net Metering	Customer receives $5.30 per watt direct current, or DC, for systems up to 10 kilowatts. In addition, solar power equipment is exempt from the 6% state sales tax. Consumers may also monetize their solar renewable energy certificates, or RECs, which represent the clean energy benefits from the consumer’s solar power generation. These solar RECs can be traded or sold to electric suppliers who are required to use solar RECs to comply with their obligations under the New Jersey RPS. The customer receives electricity service under net-metering tariffs.
Spain	Feed-in Tariff	Customer receives €0.414 per kilowatt-hour produced for the first 25 years and €0.332 per kilowatt-hour for the rest of the system lifetime for systems up to 100 kilowatts.

Below is an example of the potential cost savings to a residential customer under the capital cost rebate program in California and the feed-in tariff program in Germany, both from the perspective of a hypothetical residential customer.

In California, the customer receives a cash rebate from the California Energy Commission, a state tax credit and can take advantage of net metering. The customer’s cash rebate is based on the capital cost of the system, currently set at $2.80 per AC watt. This cash rebate may be assigned to the solar installation company selling the system, lowering the effective net capital cost to the customer. A customer buying a four kilowatt AC solar power system costing $34,000 would receive an $11,200 rebate, resulting in a net system capital cost of $22,800. In addition, the customer’s state tax credit of 7.5% would provide additional savings of $1,710. The value of the customer’s state tax credit may be lowered depending on how state taxes are deducted from federal taxes in the United States. If the customer’s solar power system generates 5,800 kilowatt-hours per year, at an average rate avoided by the customer of $0.25 per kilowatt-hour, the customer would save approximately $1,450 per year on their electric bill.

In Bavaria, Germany, the customer generating electricity from his solar power system in 2005 will receive a feed-in tariff rate of €0.545 per kilowatt-hour for a 20 year period. A customer buying a four kilowatt AC solar power system costing €28,000 generating 4,000 kilowatt-hours per year would receive over €43,000 in tariff payments over 20 years.

Customers in California and Germany could use loans to finance their systems, providing an opportunity to be immediately cash-flow positive.

Our Products

We currently design, manufacture and sell solar power products, imaging detectors and infrared detectors based on our proprietary processes and technologies.

Solar Cells

Solar cells are semiconductor devices that directly convert sunlight into electricity. Our current standard solar cell product is the A-300 solar cell, a silicon solar cell with a specified power value of 3.1 watts and a conversion efficiency of between 20% and 21.5%. We believe the A-300 solar cell has the highest conversion efficiency available for the mass market. In addition, our solar cells use technologies which enable them to capture more sunlight and convert more sunlight into energy.

Our A-300 solar cell is designed without highly reflective metal contact grids or current collection ribbons on the front of the solar cells. This feature enables our solar cells to be assembled into solar panels that exhibit a more uniform appearance than conventional solar panels.

Solar Panels

Solar panels are solar cells electrically connected together and encapsulated in a weatherproof package. We believe solar panels made with our solar cells are the highest efficiency solar panels available for the mass market. Because our A-300 solar cells are more efficient relative to conventional solar cells, when our solar cells are assembled into panels, the assembly cost per watt is less because more power can be incorporated into a given size package. Higher solar panel efficiency allows installers to mount a solar power system with more power within a given roof or site area and reduces per watt installation costs. We manufacture two basic types of solar panels:

•	SPR-200/210. The SPR-200 and SPR-210 are our larger solar panels which contain 72 electrically interconnected A-300 solar cells, and are specified at 200 and 210 watts, respectively. Intended for use in on-grid residential and commercial rooftop systems, SPR-200 and SPR-210 solar panels are designed to be mounted on a common support framework and subsequently electrically connected together to form a multi-kilowatt solar power system. The SPR-200 is intended primarily for residential rooftop applications and incorporates a black metal frame and color-matched plastic encapsulation technology to create a highly uniform appearance. The SPR-210 is intended primarily for use in larger commercial rooftop installations. We recently announced higher power versions of these two products, designated SPR-215 and SPR-220 and specified at 215 and 220 watts, respectively. We plan to begin shipping these new solar panels in early 2006.

•	SPR-90. The SPR-90 is our smaller solar panel which contains 32 electrically interconnected A-300 solar cells, and is specified at 90 watts. Intended for use in a wide variety of off-grid battery charging and remote power applications, SPR-90 solar panels are general purpose products designed to charge a typical 12 volt battery, which can provide sufficient power to rural housing and devices such as telecommunication equipment. We recently announced a higher power version of this product, designated SPR-100 and specified at 100 watts. We plan to begin shipping this new product in early 2006.

We cannot assure you that our SPR-215, SPR-220 or SPR-100 solar panels will be shipped within the anticipated timeframes discussed above, or that they will achieve market acceptance.

Inverters

Inverters transform DC electricity produced by solar panels into the more common form of AC electricity. Inverters are used in virtually every on-grid solar power system and typically feed power either directly into the home electrical circuit or into the utility grid. In North America, we sell a line of branded inverters specifically designed for use in residential and commercial systems. Our inverter product line currently includes three models spanning a power range of 2.0 to 3.2 kilowatts. Our inverters are optimized specifically for use with our solar panels. Our units are highly efficient and have the highest DC to AC conversion efficiency of any commercially available unit in its class, according to the California Energy Commission. Our inverters are manufactured for us by PV Powered, a specialized manufacturer of solar power conditioning components.

Imaging Detectors and Infrared Detectors

Our imaging detectors are high performance, back contact light sensor arrays for medical imaging applications where digital flat panel and computed tomography, or CT, systems are replacing conventional film-based X-ray imaging. Digital imaging is a demanding application for imaging detectors. X-rays pose a risk of radiation exposure, and this limits the practical dose that can be applied to the patient. A sensor must therefore maximize the conversion of incoming photons into electricity, the same fundamental challenge of solar power generation. Our imaging detectors are designed to have low current leakage and high sensitivity.

We also offer infrared detectors based on our high performance all back contact technology. Our infrared detectors are semiconductors which detect light signals primarily for use in computing and mobile phone applications. Our infrared detectors are used in devices such as personal digital assistants to beam information from one device to another.

Solar Power Technology

In a solar power system, solar cells, which are electrically interconnected into solar panels, absorb sunlight. The semiconducting materials in the solar cell convert the sunlight into DC electricity. Inverters, which are electric power converters, transform the DC electricity produced by the solar cells into the more common form of AC electricity, which is the electricity used in the home. The AC electricity produced by the solar power system can be stored, used or lent back to the electric utility grid. Solar power systems can be interconnected with or operate independent of the electric utility grid. The diagram below depicts a basic on-grid solar power system:

Our Technology

We believe that our proprietary all back contact solar cell technology provides the highest conversion efficiency of any solar cell available for the mass market. This technology evolved from high-performance specialty solar cells designed for powering solar powered race cars and aircraft such as Helios, NASA’s solar powered airplane that set an absolute altitude record for engine-powered aircraft flight of 96,863 feet in August 2001. Starting in late 2001, our scientists invented and developed new mass-production manufacturing processes that enabled significant cost reduction while maintaining high efficiency.

The structure of a conventional crystalline silicon solar cell is shown in the first graphic below. Crystalline silicon solar cells accounted for approximately 94% of all product capacity shipped in 2004, according to SolarBuzz. Conventional solar cells are made from a slice of silicon called a wafer that is sawn from an ingot of crystallized silicon. Impurities are selectively incorporated into the silicon wafer to form regions that are negatively or positively electrically charged. These electrically charged regions are labeled N-type and P-type, respectively, in the graphic below. Sunlight enters the cell from the top and is absorbed in the silicon. This process frees electrons from the chemical bonds that hold the crystal together. The front of the cell where sunlight enters attracts these electrons and funnels them to a metal grid that collects the current and conducts it to external wires. The circuit is completed by a contact on the back of the cell. This type of cell structure can typically convert approximately 14% to 15% of the sun’s energy striking the cell into electricity.

Cross-section of a conventional silicon solar cell:

Cross-section of our all back contact solar cell:

Our all back contact solar cell technology is shown in the second graphic above. In our A-300 solar cell, both the N-type and P-type regions are located on the back in alternating stripes. This architecture allows all of the metal contact grids to be located on the back where they no longer block a portion of the incoming sunlight. Our all back contact cell technology incorporates a number of features that work together to increase conversion efficiency by as much as 50% per unit area compared with conventional solar cells, including the following:

•	Our solar cells have all of the conducting metal contacts on the back rather than on the front where they block a portion of the incoming sunlight. Since our contacts are all on the back, we can make them thick and highly conductive, thus decreasing electrical resistance.

•	Both the front and back of the cell are covered with a thin layer of silicon dioxide. This greatly reduces an effect known as recombination whereby electrons get trapped and lost at the top and bottom surfaces of a conventional cell.

•	The regions where metal contacts directly touch the active silicon material are also sites where electrons can easily recombine. We minimize this effect by making electrical contact to the cell through tiny holes in the insulating layer of silicon dioxide.

•	Conventional solar cells are unable to absorb all of the incoming photons, and some photons pass all the way through the cell. Our solar cells use a combination of silicon dioxide and back metal to form a highly effective mirror to reflect light back into the cell. This back surface mirror combined with a textured, or roughened, front causes light to be efficiently trapped within the cell until it can be converted into electricity.

Our high performance imaging detectors and infrared detectors are based on our all back contact solar cell technology which enables them to maximize the conversion of imaging light into electricity.

Our Manufacturing

We manufacture our solar cells through our subsidiary, SunPower Philippines Manufacturing Limited, in a 215,000 square foot facility located near Manila in the Philippines. This plant began operations in the fall of 2004 and is capable of housing four production lines with a total production plant capacity to approximately 100 megawatts per year. Currently, we operate a 25 megawatts per year solar cell production line and have ordered equipment for the second and third 25 megawatts per year production lines, which are expected to increase our total production capacity to 75 megawatts per year in 2006. We are evaluating the timing for a fourth line in our existing facility and for a second production facility.

The solar cell value chain starts with high purity silicon called polysilicon. Polysilicon is melted and grown into crystalline ingots by companies specializing in ingot growth. We procure silicon ingots from these suppliers on a contractual basis and then slice these ingots into wafers. We also purchase wafers from third-party vendors. The ingots are sliced and the wafers are processed into solar cells in our Philippines manufacturing facility. We sell some of these solar cells to selected customers, and the remainder is laminated into solar panels made to our specifications by contract manufacturers in China.

Although we have made arrangements for what we believe will be an adequate supply of silicon ingots for the remainder of 2005, our estimates regarding our supply needs may not be correct and our purchase orders may be cancelled by our suppliers. If our manufacturing yields decrease significantly, our second manufacturing line becomes available earlier than anticipated or our suppliers cancel or fail to deliver, we may not have made adequate provision for our polysilicon needs for the balance of the year. In addition, since some of these arrangements are with suppliers who do not themselves manufacture polysilicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient polysilicon to satisfy their contractual obligations to us.

The investment in 2002 and subsequent acquisition of our company in 2004 by Cypress brought together our solar cell technology and Cypress’ semiconductor manufacturing expertise. Manufacturing high-efficiency solar cells requires very precise control over many processing procedures and variables. We believe our highly disciplined technology and manufacturing processes derived from the traditional semiconductor industry represent a competitive advantage in terms of our ability to rapidly and efficiently develop and implement complex production technologies capable of operating at high yields and product performance. We have a complex manufacturing process, which we believe requires more capital equipment than many of our competitors. However, we believe our technology and manufacturing process derived from the semiconductor industry, as well as the higher efficiency of our products, offsets the capital costs associated with the complexity of our manufacturing process.

Our imaging detectors are manufactured by Cypress and then shipped to our facility in Sunnyvale, California for back-end processing that includes electrical test, precision wafer dicing, measurement analysis tools, visual inspection and electrical contact preparation.

Over the past 15 years, we have developed a core competency in processing thin silicon wafers. This proprietary semiconductor processing expertise involves specialized equipment and facilities that we believe allow us to process thin wafers while minimizing breakage and accurately controlling the effect of metallic contaminants and other non-desirable process conditions. This proprietary expertise is used in both our solar cell technology as well as for our imaging and infrared detector products.

Customers

We currently sell our solar power products to system integrators and OEMs. System integrators typically design and sell complete systems that include our solar panels along with other system components. In North America, our system integrators also incorporate our inverters in their system offerings. OEMs typically incorporate our A-300 solar cells into specialty solar panels designed for specific applications.

We currently work with a small number of key customers who have specific expertise and capabilities in a given market segment or geographic region. As we expand our manufacturing capacity, we anticipate developing additional customer relationships in other markets and geographic regions to decrease our customer concentration and dependence. Conergy accounted for approximately 7.6% of our total combined revenue in fiscal 2004 and 52.6% of our total revenue in the six months ended June 30, 2005. Solon accounted for approximately 19.3% of our total combined revenue in fiscal 2004 and 18.0% of our total revenue in the six months ended June 30, 2005. GE and its subcontracting partner, Plexus, accounted for approximately 9.3% of our total combined revenue in fiscal 2004, and accounted for approximately 12.2% of our total revenue in the six months ended June 30, 2005. Integration Associates accounted for 31.9% of our total combined revenue in fiscal 2004 and 6.7% of our total revenue in the six months ended June 30, 2005. Currently, our largest costumers for our solar power products are Conergy and Solon, our largest customers for our imaging detector products are GE and Plexus and our largest customer for our infrared detector products is Integration Associates.

Sales and Marketing

We market and sell our solar power products and detector products worldwide through a direct sales force. We have direct sales personnel or representatives in Germany, Singapore and the United States. Our marketing programs include conferences and technology seminars, sales training, public relations and advertising. Our sales and marketing group works closely with our research and development and manufacturing groups to align our product development roadmap. Our sales and marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our development, operations and sales groups, as well as with our customers, direct sales representatives and distributors. We support our customers through our field application engineering and customer support organizations. Please see note 11 of the notes to our consolidated financial statements for information regarding our revenue by geographic region.

Research and Development

We engage in extensive research and development effort to improve solar cell efficiency and reduce manufacturing cost and complexity. Our goal is to increase efficiency in order to maintain our competitive advantage. Our research and development organization works closely with our manufacturing facility, our equipment suppliers and our customers to improve our solar cell design and lower manufacturing costs. In addition, we have dedicated employees who work closely with our current and potential ingot suppliers to develop specifications that meet our standards and ensure the high quality we require, while at the same time controlling costs.

Our research and development expenditures were approximately $2.5 million in fiscal 2002, $9.8 million in fiscal 2003, $13.2 million combined in fiscal 2004 and $2.9 million in the six months ended June 30, 2005. Our government contracts enable us to more rapidly develop new technologies and pursue additional research opportunities while helping to offset our research and development expense. We recently entered into a cost-sharing research and development project with the National Renewable Energy Laboratory to fund the design of our next generation solar panels. Payments received under this contract help offset our research and development expense. This contract is expected to fund approximately $1.0 million per year of our research and development expense through May 2008. In the six months ended June 30, 2005, funding from government contracts offset our research and development expense by approximately 4.0%.

Competition

The market for solar power products is competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with companies such as BP Solar, Evergreen Solar, Mitsubishi, Q-Cells, Sanyo and Sharp. Many of our competitors have established a stronger market position than ours and have larger resources and recognition than we have. In addition, universities, research institutions and other companies are developing alternative technologies such as thin films and concentrators, which may compete with our technology. In addition, the solar power market in general competes with other sources of renewable energy and conventional power generation.

We believe that the key competitive factors in the market for solar cells and solar panels include:

•	power efficiency and performance;

•	price;

•	aesthetic appearance of solar cells and panels;

•	strength of distribution relationships; and

•	timeliness of new product introductions.

We believe that we compete favorably with respect to these factors.

We also compete with companies such as Hamamatsu Photonics and UDT Sensors in the market for high performance imaging detectors. In the market for infrared detectors, we compete with companies such as Vishay, Rohm and Agilent Technologies. We may face competition in the future from other manufacturers of imaging detectors, infrared detectors or alternative devices. The use of alternative devices, including low power, high data rate wireless protocols, may replace existing detectors and limit our market opportunity. Our current and future competitors may have longer operating histories, greater name recognition and greater financial, sales and marketing, technical and other resources than us or may develop technologies superior to those incorporated in our imaging detectors and infrared detectors. If we fail to compete successfully, we may be unable to expand our customer base for our imaging detectors and our business would suffer. We believe the key competitive factors for high performance imaging detectors include low current leakage and high sensitivity. In the market for infrared detectors, we believe the competitive factors include data transmission rates and price. We believe we compete favorably with these factors due in part to our proprietary processes and engineering expertise.

We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our products, or who may enter into strategic relationships with or acquire existing solar power product providers or imaging or infrared detector product providers.

Intellectual Property

We rely on a combination of patent, copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights. “SunPower” is our registered trademark in the United States for solar cells and panels. We are seeking registration of this mark in a number of foreign jurisdictions where we conduct business. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our solar cells, technology or business plans, and we typically enter into proprietary information agreements with employees and consultants. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

As of June 30, 2005, in the United States we had five issued patents and 11 patent applications pending. We are co-owners of four additional patents with Honda Giken Kogyo Kabushiki Kaisha. We also filed applications in foreign jurisdictions corresponding to one U.S. patent and six pending U.S. patent applications. Our issued patents expire between 2013 and 2023. We have licensed U.S. patents from the Electric Power Research Institute under a license agreement we are in the process of terminating as our current products do not use the licensed technology. In general, our issued patents and the patents we license relate to technology we do not use in our current solar cells while our pending patent applications relate to technology we use in our current solar cells. We intend to continue assessing appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business.

Although we apply for patents to protect our technology, our revenue is not dependent on any particular patent we own and we currently rely on trade secret rights to protect our proprietary information and know-how. We do not believe the expiration or loss of any of our current patents would materially harm our business. We do not know if our current or future patent applications will result in patents being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged, invalidated or declared unenforceable.

Environmental Regulation

We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of foreign, federal, state and local governmental laws and regulations related to the purchase, storage, use and disposal of hazardous materials. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations. In addition, under some foreign, federal, state and local statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for the release or otherwise was not at fault.

We believe that we have all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for our new facility. We believe that we have properly handled our hazardous materials and wastes and have appropriately remediated any contamination at any of our premises. We are not aware of any pending or threatened environmental investigation, proceeding or action by foreign, federal, state or local agencies, or third parties involving our current facilities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to substantial financial liabilities, operational interruptions and adverse publicity, any of which could materially and adversely affect our business, results of operations and financial condition.

Employees

As of June 30, 2005, we had 416 full-time employees, including 194 in manufacturing, 29 in research and development, 9 in sales and marketing and 184 in general and administrative. Of these full-time employees, 67 are located in Sunnyvale, California, one is located in Frankfurt, Germany, one is located in Round Rock, Texas and 347 are located in the Philippines. None of our employees is covered by a collective bargaining agreement. Some of our services, including certain information technology, legal, tax, treasury and human resources services, are provided by Cypress pursuant to a master transition services agreement between us and Cypress, as further described in “Related Party Transactions.” We believe that relations with our employees are good.

Legal Proceedings

On August 9, 2005, we filed a lawsuit in the United States District Court for the Northern District of California alleging trademark infringement, unfair competition, unauthorized infringement and common law unfair competition against Sun Power & Geothermal Energy Company, Inc. for its use of the name “Sun Power” in connection with its business of designing and installing photovoltaic panels. Our complaint seeks injunctive relief and an unspecified amount of actual damages. We are currently in negotiations with Sun Power & Geothermal Energy Company, Inc. to resolve this matter.

We may also be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

Our corporate headquarters are located in Sunnyvale, California, where we occupy approximately 20,000 square feet under a lease expiring on May 31, 2006. We also lease from Cypress approximately 215,000 square feet in the Philippines, which serves as our manufacturing facility. Our primary lease in the Philippines expires on July 15, 2006. We have reached an agreement in principle with Cypress to extend this lease for an additional 15 years, with a right to purchase the facility from Cypress at any time at Cypress’ original purchase price plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to us. Under the lease, we would pay Cypress at a rate equal to the cost to Cypress for the facility until the earlier of 10 years or such time as Cypress ceases to own at least 50% of the total combined voting power of all classes of our capital stock. Thereafter, we will pay market rent for the facility. We may require additional space in the future, which may not be available on commercially reasonable terms or in the location we desire.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of July 31, 2005 are as follows:

Name	Age	Position(s)
Thomas H. Werner	45	Chief Executive Officer and Director
Dr. Richard Swanson	60	President and Chief Technology Officer and Director
Emmanuel T. Hernandez	50	Chief Financial Officer
PM Pai	57	Chief Operating Officer
T.J. Rodgers	57	Chairman of the Board of Directors
Don Mika	61	Director
Christopher A. Seams	42	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Thomas H. Werner has served as our chief executive officer and as a member of our board of directors since June 2003. Prior to joining SunPower, from July 2001 to June 2003, Mr. Werner served as chief executive officer of Silicon Light Machines, Inc., an optical solutions subsidiary of Cypress Semiconductor Corporation. From September 1998 to June 2001, Mr. Werner was vice president and general manager of the Business Connectivity Group of 3Com Corp., a network solutions company. Mr. Werner currently serves as a board member of Exar Corp., Three-Five Systems, Inc. and Silicon Light Machines. He holds a bachelor’s degree in industrial engineering from the University of Wisconsin, Madison, a bachelor’s degree in electrical engineering from Marquette University and a master’s degree in business administration from George Washington University.

Dr. Richard Swanson co-founded SunPower in 1985. He has served as our president and chief technology officer since June 2003 and has been a member of the board of directors since 1985. Prior to his current position, Dr. Swanson served as our chief executive officer and president from 1991 to June 2003 and our vice president and director of technology from 1990 to 1991. From 1976 to 1991, Dr. Swanson served as a professor of electrical engineering at Stanford University. He holds a Ph.D. from Stanford University and both a bachelor’s and master’s degrees in electrical engineering from Ohio State University.

Emmanuel T. Hernandez has served as our chief financial officer since April 2005. Prior to joining SunPower, Mr. Hernandez served more than 11 years as the executive vice president of finance and administration and chief financial officer at Cypress Semiconductor Corporation. Mr. Hernandez currently serves as a board member of ON Semiconductor, Integration Associates and Silicon Light Machines. He holds a bachelor’s degree in accounting from the University of Nueva Caceres in the Philippines, received his CPA license from the Philippine Institute of Certified Public Accountants and earned a master’s degree in finance from Golden Gate University in San Francisco.

PM Pai has served as our chief operating officer since March 2005. Prior to joining SunPower, Mr. Pai served four years as the president of Moser Baer India Ltd., a recordable optical media company, from March 2001 to March 2005. Mr. Pai served as an executive director of Xerox India from 1984 to March 2001. Mr. Pai graduated first class with a bachelor’s degree in mechanical engineering from Mysore University, India. His graduate work includes an M.Tech Industrial Engineering degree, with distinction, from ITT Madras and completion of the Advanced Management Program (ISMP) at Harvard Business School.

T.J. Rodgers has served as one of our directors since May 2002. Mr. Rodgers co-founded Cypress Semiconductor Corporation in 1982, and is currently Cypress’ president and chief executive officer and a member of Cypress’ board of directors. Mr. Rodgers also serves as a director at SolarFlare Communications Inc., Infinera, Ion America and Silicon Light Machines and is also a member of the Board of Trustees at Dartmouth College, his alma mater. Mr. Rodgers was a Sloan scholar at Dartmouth College, where he graduated as

Salutatorian with a double major in physics and chemistry. He attended Stanford University on a Hertz fellowship, earning both a master’s degree in 1973 and a Ph.D. in 1975 in electrical engineering.

Don Mika has served as a member of our board of directors since June 2004. Since April 2005, Mr. Mika has served as senior business development director at Cypress. From March 2001 to April 2005, Mr. Mika served as president and managing director of Cypress Manufacturing Ltd., a subsidiary of Cypress Semiconductor Corporation. Prior to joining Cypress, Mr. Mika worked for 30 years at Texas Instruments, in various manufacturing positions worldwide. He holds a bachelor’s degree in industrial technology from Texas A&M University.

Christopher A. Seams has served on our board of directors since May 2002. Since 1990, he has held a variety of positions in technical and operational management in manufacturing, development, and foundry at Cypress Semiconductor Corporation. Mr. Seams is currently Cypress’ executive vice president of sales, marketing and manufacturing. In addition to SunPower, Mr. Seams serves as a board member of 1st Silicon and Joint Venture Silicon Valley. He holds a bachelor’s degree in electrical engineering from Texas A&M University and a master’s degree in electrical and computer engineering from the University of Texas at Austin.

Board of Directors

Our bylaws currently provide for a board of directors consisting of five members. Prior to completion of this offering, we intend to have five or six directors, three of whom will be independent under the current rules of the Nasdaq Stock Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Corporate Governance

We expect that our board will fully implement our corporate governance initiatives within 90 days after this offering. We believe these initiatives will comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives will comply with the rules of The Nasdaq Stock Market. After this offering, our board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Our board and audit committee will adopt a code of business conduct and ethics that applies to each of our directors, officers and employees. We expect the code will address various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	equal employment and working conditions;

•	health and safety;

•	record keeping;

•	confidentiality;

•	protection and proper use of company assets; and

•	payments to government personnel.

Upon completion of this offering, the code of business conduct and ethics will be posted on our website. We also intend to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Board Committees

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Cypress is entitled to have a representative on all committees except to the extent prohibited by applicable law or the rules of The Nasdaq Stock Market.

Audit Committee

The audit committee will provide assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will also oversee the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. We have agreed to use our best efforts to use Cypress’ independent accountants so long as Cypress is consolidating us for accounting purposes. Upon completion of this offering, our audit committee will consist of             ,              and              each of whom is an independent member of our board of directors.              will be our financial expert as currently defined under SEC rules.              will be the chairperson of our audit committee. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee

The compensation committee will determine our general compensation policies and the compensation provided to our directors and officers. The compensation committee will also review and determine bonuses for our officers and other employees. In addition, the compensation committee will review and determine equity-based compensation for our directors, officers, employees and consultants and administer our stock option plans. Upon completion of this offering, our compensation committee will consist of             ,              and              each of whom is a non-management member of our board of directors.              will be the chairperson of our compensation committee. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for identifying qualified candidates to the board of directors and making recommendations regarding the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance matters and reporting and making recommendations to the board concerning corporate governance matters. Upon completion of this offering, our nominating and corporate governance committee will consist of             ,              and              each of whom will be an independent director.              will be the chairperson of our nominating and corporate governance committee. We believe that the composition of our nominating and governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of The Nasdaq Stock Market and SEC rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

We have not paid any cash compensation to members of our board of directors for their services as directors. After completion of this offering, our independent directors will receive annual compensation of $             and compensation of $             for each board meeting attended in person and $             for each board meeting attended via teleconference. In addition, the chairperson of our audit committee will receive additional annual compensation of $            . Each committee member other than a committee chairperson will receive $             for each committee meeting attended in person or via teleconference and the chairpersons of our compensation committee and nominating and corporate governance committee will receive $             for each committee meeting attended in person or via teleconference. We will also reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Directors will also be eligible to receive stock options under our 2005 stock incentive plan. The following non-employee directors have received stock options under our 1996 Stock Plan as follows:

	Number of Shares Underlying Options Granted	Exercise Price Per Share	Date of Grant
Don Mika	50,000	$1.65	09/23/2004

In 2004, we were allocated a portion of the salary expense incurred by Cypress for Don Mika, one of our directors, for consulting services rendered to us by Mr. Mika unrelated to his position as a director.

Outside directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2005 stock incentive plan. An outside director who first joins our board of directors on or after the effective date of the 2005 stock incentive plan will be automatically granted an initial option to purchase 50,000 shares of our class A common stock on the date of his or her election to our board. The initial option vests and becomes exercisable over five years, with the first 20% of the shares subject to the initial option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, beginning with the annual meeting occurring immediately after the effective date of the 2005 stock incentive plan, each outside director will be automatically granted a nonstatutory option to purchase 10,000 shares of our class A common stock, provided the director has served on our board for at least six months. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. See “Employee Benefit Plans—2005 Stock Incentive Plan.”

Stock Ownership of Directors & Executive Officers in Cypress Semiconductor Corporation

The following table sets forth the number of shares of Cypress common stock beneficially owned on July 31, 2005 by each director, each of the executive officers named in the Summary Compensation Table in the “Executive Compensation” section below, and all of our directors and executive officers as a group. Except as otherwise noted, the individual directors or executive officers or their family members have sole voting and investment power with respect to such securities. The total number of shares of Cypress common stock outstanding as of July 31, 2005 was 133,650,578 shares.

	Number of Shares of Cypress Beneficially Owned	Percentage of Cypress Common Stock Beneficially Owned
Thomas H. Werner	10,874	*
Dr. Richard Swanson	100,800	*
T.J. Rodgers	1,411,652	1.06%
Don Mika	12,271	*
Christopher A. Seams	67,510	*
All directors and executive officers as a group (7 persons)	1,603,107	1.20

*	Represents beneficial ownership of less than 1%.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our officers or employees. There are no familial relationships among any of our directors or officers. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Executive Compensation

The following table summarizes all compensation paid to our chief executive officer and our other most highly compensated executive officer whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended December 31, 2004. These individuals are referred to as our named executive officers.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation
Name and Principal Position	Salary ($)	Bonus ($)	Securities Underlying Options (#)
Thomas H. Werner Chief Executive Officer	$264,423	$21,175	1,280,600

Dr. Richard Swanson President and Chief Technology Officer	200,000	7,290	879,600

Emmanuel T. Hernandez became our Chief Financial Officer in April 2005. Mr. Hernandez’s salary for 2005 on an annualized basis will be $299,520. PM Pai became our Chief Operating Officer in March 2005. Mr. Pai’s salary for 2005 on an annualized basis will be approximately $220,000.

Stock Option Grants

The following tables set forth certain information for the year ended December 31, 2004 with respect to stock options granted to our named executive officers. The percentage of total options granted is based on an aggregate of options to purchase 5,699,333 shares of class A common stock granted in 2004.

Option Grants in 2004

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2004	Exercise Price Per Share(1)	Expiration Date(2)	5%	10%
Thomas H. Werner	1,280,600	22.5%	$1.65	6/17/2014	$	$
Dr. Richard Swanson	879,600	15.4	1.65	6/17/2014

(1)	The exercise price for each grant is equal to the fair market value of our class A common stock on the date of grant.

(2)	The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment. The options vest as to 20% of the shares one year after the date of grant and as to 1/60th of the shares each month thereafter.

(3)	Potential realizable values are calculated by:

•	multiplying the number of shares of our class A common stock subject to a given option by $ per share, the mid-point of the estimated initial public offering price range;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are required by the rules of the SEC and do not represent our estimate or projection of the future class A common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option Exercises in 2004 and Year-End Option Values

The following table sets forth certain information for the year ended December 31, 2004 with respect to stock options exercised by our named executive officers and the number and value of unexercised options held by our named executive officers. This table assumes a per-share fair market value equal to $            , the mid-point of the estimated initial public offering price.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Thomas H. Werner	130,000		$230,000/2,120,600	$ /$
Dr. Richard Swanson	—	—	30,000/879,600	/

Employee Benefit Plans

1988 Incentive Stock Plan and 1996 Stock Plan

Our 1988 Incentive Stock Plan was adopted by our board of directors in October 1988 and was subsequently approved by our stockholders. Our 1996 Stock Plan was adopted by our board of directors in June 1996 and was subsequently approved by our stockholders.

As of July 31, 2005, no shares of class A common stock remained available for future issuance under our 1988 Incentive Stock Plan and options to purchase a total of 50,000 shares of class A common stock were outstanding under this plan at a weighted average exercise price of $0.15 per share. We ceased issuing options under the 1988 Incentive Stock Plan in 1996.

As of July 31, 2005, 793,470 shares of class A common stock remained available for future issuance under the 1996 Stock Plan and options to purchase a total of 12,587,512 shares of class A common stock were outstanding thereunder at a weighted average exercise price of $1.44 per share. Upon the completion of this offering, the 1996 Stock Plan will be terminated. No shares of our class A common stock will remain available under the 1996 Stock Plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

2005 Stock Incentive Plan

General.    Our 2005 stock incentive plan was adopted by our board of directors in August 2005 and, subject to stockholder approval, will become effective upon the completion of this offering.

Administration.    The 2005 stock incentive plan will be administered by our compensation committee. The 2005 stock incentive plan provides for the grant of options to purchase shares of class A common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

Authorized Shares.    The number of shares of class A common stock that have been authorized for issuance under the 2005 stock incentive plan shall not exceed 793,470 shares as of August 12, 2005:

•	minus the aggregate number of shares subject to options granted under our 1996 Stock Plan between August 12, 2005 and the effective date of the 2005 stock incentive plan;

•	plus any shares subject to options granted under the 1988 Incentive Stock Plan and 1996 Stock Plan which lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005; and

•	plus any of the 210,000 shares subject to non-plan options granted during 2004 that lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005.

No participant in the 2005 stock incentive plan can receive option grants, stock appreciation rights, restricted stock or stock units that relate to more than 1,000,000 shares total in any calendar year.

Plan Features.    Under the 2005 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest as to 20% of the shares one year after the date of grant and as to 1/60th of the shares each month thereafter.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director who first joins our board of directors on or after the effective date of the 2005 stock incentive plan will be granted automatically an initial option to purchase 50,000 shares on the date of his or her election to our board. The initial option vests and becomes exercisable over five years, with the first 20% of the shares subject to the initial option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, beginning with the annual meeting occurring immediately after the effective date of the 2005 stock incentive plan, each outside director will be automatically granted a nonstatutory option to purchase 10,000 shares, provided the director has served on our board for at least six months. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. Subject to certain exceptions, a change of control means the occurrence of one of the following:

•	the acquisition by any person of our securities representing 50% or more of the combined voting power of our then outstanding securities;

•	a merger or consolidation of us with or into another entity as a result of which persons who were not our stockholders immediately prior to the merger or consolidation own immediately after the merger or consolidation 50% or more of the voting power of the outstanding securities of the continuing or surviving entity and any parent corporation of the continuing or surviving entity; or

•	the sale, transfer or other disposition of all or substantially all of our assets.

•	In the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments to the number of shares reserved for issuance under the 2005 stock incentive plan, the limitation regarding the total number of shares underlying awards given to an individual participant in any calendar year and the number of nonstatutory stock options automatically granted to outside directors, and other adjustments in order to preserve the benefits of outstanding awards under the 2005 stock incentive plan.

•	Generally, if we merge with or into another corporation, we may terminate any unexercised options, regardless of whether we accelerate their vesting, unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The number of shares or other benefits pursuant to an award granted under the 2005 stock incentive plan may be made subject to the attainment by us or one of our business units or subsidiaries of performance goals relating to one or more performance criteria outlined in the 2005 stock incentive plan.

•	The plan terminates 10 years after its initial adoption, unless terminated earlier by our board. Our board may amend, modify or terminate the plan at any time, subject to stockholder approval if required by applicable law or stock exchange regulations. Any amendment or termination may not materially impair the rights of holders of outstanding awards without their consent.

Other Employee Benefit Plans

We have a pension plan covering our employees in the Philippines. In addition, some of our employees and officers still have an interest in several Cypress sponsored employee benefit plans such as the Cypress Executive Deferred Compensation Plan and the Cypress Stock Purchase Assistance Plan. In addition, some of our employees and officers have options to purchase common stock of Cypress.

Employment Agreements and Change in Control Arrangements

On May 22, 2003, Thomas H. Werner entered into an offer letter with us to serve as our Chief Executive Officer. Under the terms of the offer letter, Mr. Werner is entitled to receive an annual salary of $275,000 and bonus in an amount equal to 80% of his base salary. Pursuant to the offer letter, we granted Mr. Werner an option to purchase 1,200,000 shares of our class A common stock at an exercise price of $0.25 per share under our 1996 Stock Plan. If Mr. Werner is terminated without cause, he will receive benefits for one year and an amount equal to one year base salary.

On January 1, 1990, Dr. Richard Swanson entered into an offer letter with us under which Dr. Swanson became our Vice President and Director of Technology at a salary of $90,000. Since January 1, 1990, Dr. Swanson has been subject to changes in his title and salary to his current status as President and Chief Technology Officer at a base salary of $200,000.

On April 1, 2005, Emmanuel T. Hernandez entered into an offer letter with us to serve as our Chief Financial Officer. Under the terms of the offer letter, Mr. Hernandez received an option to purchase 2,083,477 shares of our class A common stock pursuant to our 1996 Stock Plan at an exercise price of $1.65 per share. In the event Cypress sells its controlling interest in us prior to our initial public offering or buys back the minority interest in us prior to or following our initial public offering, Mr. Hernandez’s options will fully vest as to all shares.

On January 14, 2005, we entered into a standard offer letter with PM Pai. Under the terms of the offer letter, Mr. Pai received an option to purchase 850,000 shares of our class A common stock pursuant to our 1996 Stock Plan at an exercise price of $1.65 per share.

Indemnification Agreements and Director and Officer Insurance

We intend to enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Capital Stock—Limitation of Liability and Indemnification Matters.”

RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements, which are described in “Management,” and our transactions described below with Cypress and T.J. Rodgers, the chief executive officer of Cypress and chairman of our board of directors, since January, 2002, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or will exceed $60,000; and

•	in which any current director, executive officer, holder of 5% or more of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

Arrangements between SunPower Corporation and Cypress Semiconductor Corporation

We have provided below a summary description of (1) our past transactions with Cypress and (2) the proposed master separation agreement along with the key ancillary agreements. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of these agreements, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Prior Transactions with Cypress

Overview

On May 30, 2002, Cypress purchased a majority interest in us in connection with an equity financing. Subsequent to that time, while we operated as an independent company with our own board of directors, management, employees, products, and corporate offices, Cypress provided all of our equity and debt financing, and we engaged in numerous inter-company transactions with Cypress, primarily regarding fabrication of our products and assistance with the provision of our administrative services. On November 9, 2004, all of our outstanding shares of capital stock other than those shares beneficially owned by Cypress were retired in exchange for the issuance of Cypress common stock to the former holders of those retired shares in connection with a reverse triangular merger in which a wholly owned subsidiary of Cypress was merged into us after which our company remained as the surviving corporation and a subsidiary of Cypress and after which all of our outstanding options to purchase SunPower common stock held by our employees and other service providers remained outstanding.

Immediately prior to this offering, Cypress beneficially owns more than 99% of our outstanding voting stock, and 89.4% on a fully-diluted basis taking into account our outstanding stock options. Upon completion of this offering, Cypress will beneficially own         % of the outstanding voting stock (        % if the underwriters’ over-allotment option is exercised in full), and         % on a fully-diluted basis taking into account our outstanding stock options (        % if the underwriters’ over-allotment option is exercised in full). For so long as Cypress and its affiliates collectively continue to own 40% or more of all classes of our outstanding common stock (on an as converted to class A common stock basis), Cypress will be able to direct the election of all of the members of our board of directors. In the event that, prior to a tax-free distribution of our class B common stock to Cypress stockholders, Cypress, its successors in interest and its subsidiaries collectively own less than 40% of all classes of our common stock then outstanding on an as-converted to class A common stock basis, all of Cypress’ class B common stock will convert automatically into class A common stock on a one-for-one basis. As long as Cypress holds our class B common stock, Cypress will be able to exercise a controlling influence over our business and affairs, including, but not limited to, any determinations with respect to mergers or other business combinations involving us, the issuance of debt or equity securities and the payment of dividends. Similarly, Cypress will have the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, to take actions that could be favorable to Cypress and to prevent a change of control of SunPower. See “Description of Capital Stock.”

Equity Transactions with Cypress

Between January 1, 2002 and July 31, 2005, on the dates listed below we sold and issued the securities listed below to Cypress in:

May 30, 2002:    We sold and issued (a) 12,120,362 shares of our series one convertible preferred stock to Cypress at a price of $0.6864 per share in exchange for cash, and (b) 794,698 shares of our series one convertible preferred stock to Cypress and 1,382,533 shares of our series one convertible preferred stock to T.J. Rodgers, the chief executive officer of Cypress and the chairman of our board of directors, upon conversion of their promissory notes at a price of $0.5834 per share, which represented a 15% discount to the cash purchase price. These issuances were part of issuances of the same or substantially similar securities to other, non-Cypress affiliated, investors at a price of $0.5834 per share. As a result of this transaction, Cypress acquired a majority of our outstanding voting stock but less than a majority of our capital stock determined on a fully-diluted basis, taking into account our outstanding stock options.

May 30, 2002:    We issued to Cypress a warrant to purchase 16,000,000 shares of our series two convertible preferred stock with an exercise price of $1.00 per share, which warrant, as subsequently amended, expired during January 2004, prior to exercise by Cypress.

February 12, 2003 through October 18, 2004:    We issued to Cypress warrants to purchase an aggregate of 7,642,859 shares of our class A common stock at an exercise price of $0.07 per share, all of which warrants were terminated in connection with the equity investment by Cypress on July 18, 2005 described below. These warrants were issued in connection with our loan transactions with Cypress described below.

November 9, 2004:    A newly created and wholly owned subsidiary of Cypress was merged into us in a reverse triangular merger in which each of our outstanding shares of common stock was retired in exchange for the issuance to our former non-Cypress stockholders of $1.65 worth of common stock of Cypress valued based on the per share trading price of Cypress common stock on the NYSE. Cypress, as the then sole owner of our preferred stock, retained its shares and holders of our then outstanding options to purchase common stock, some of whom are our officers and directors, retained their SunPower options after the closing of the merger. In this merger, 14.9 million shares of our common stock were retired in exchange for the issuance of approximately 2.5 million shares of Cypress common stock to our former non-Cypress stockholders, as well as to Mr. Rodgers. As a result of this transaction, we became a wholly owned subsidiary of Cypress, with outstanding options to purchase SunPower class A common stock held by our officers, employees and other service providers remaining outstanding after the closing of the merger.

January 18, 2005:    As contemplated by the merger, we issued 32,000,000 shares of series two convertible preferred stock in exchange for $16.0 million. Of the $16.0 million, $9.0 million was received as an advance from Cypress in December 2004, $3.0 million in January 2005 and $4.0 million in February 2005. The non-Cypress members of our board of directors had approved this issuance during the negotiations with Cypress and this issuance was contemplated in connection with its approval of the merger described immediately above.

March 17, 2005:    We sold and issued to Cypress 35,151,515 shares of our class A common stock at a price of $1.65 per share, the consideration for which was the cancellation by Cypress of $58 million of promissory notes held by Cypress and inter-company indebtedness that we owed to Cypress.

July 18, 2005:    We sold and issued to Cypress 24,000,000 shares of our class A common stock at a price of $3.50 per share, the consideration for which was a combination of $20.2 million of cash, the cancellation of $39.8 million of debt and payables we owed to Cypress, and the cancellation of all warrants that Cypress held to purchase shares of our class A common stock, which warrants our board of directors valued at not less than $24 million.

Upon completion of this offering each share of series one convertible preferred stock and each share of series two convertible preferred stock will convert into one share of class B common stock.

Loan Transactions with Cypress

In addition to the issuances of equity securities described above, between January 1, 2002 and July 31, 2005, Cypress made the following loans to us:

February 12, 2003:    Cypress loaned us $2.5 million in exchange for a promissory note for such amount. We repaid this loan in full on June 22, 2005.

April 1, 2003 through December 1, 2003:    Cypress loaned us an aggregate of $3.6 million in exchange for nine promissory notes in an aggregate amount of $3.6 million. We repaid these loans in full on March 17, 2005.

Since May 2002:    Cypress loaned us an aggregate of $29.2 million pursuant to promissory notes issued pursuant to a note purchase and line of credit agreement, dated as of May 30, 2002, which provided us with a line of credit of up to $30.0 million. We repaid this line of credit in full on July 18, 2005, though this credit line remains available until completion of our public offering; and

From March 18, 2004 to June 22, 2005:    Cypress loaned us an aggregate of $36.5 million pursuant to 10 demand promissory notes. We repaid $29.0 million of these loans on March 17, 2005 and we repaid the remaining $7.5 million of these loans on June 22, 2005.

In addition to the financing arrangements discussed above, Cypress has at various times extended credit to us for silicon wafers and other goods and services provided to us by Cypress as described below. We had an outstanding balance of $14.7 million as of July 18, 2005 regarding these credits which we repaid by issuing Cypress shares of class A common stock.

Relationship Prior to Separation

We originally made our specialty detector and solar power products at our Sunnyvale, California facility. After May 2002, we paid $3.4 million for tenant improvements to build a prototype production fabrication line for our newly designed solar cell in Cypress’ Round Rock, Texas facility. We then paid a share of the costs of materials and Cypress personnel to operate the facility which made our solar cells until manufacturing operations at our Philippines facility began in November 2004. After that time, we moved our specialty detector production line to Cypress’ Texas facility and we continue to pay the costs of materials and Cypress personnel to operate the facility. We have paid Cypress for products it has produced for us in the Texas facility $0 and $0 during fiscal 2002 and 2003, respectively, $727,000 combined during fiscal 2004, and $2.1 million during the first half of fiscal 2005. We believe we have paid at or below market rates for use of this production facility.

In 2003, we and Cypress reached an understanding that we would build out and occupy a building owned by Cypress in the Philippines for our solar cell production facility. We reimburse Cypress for the rental of the land which Cypress pays to the Philippine government under a long-term lease. We also reimburse Cypress for the amortized value of the purchase price of this building. The aggregate amount for the rental and amortization reimbursement has been $0 and $141,000 during fiscal 2002 and 2003, respectively, $275,000 combined during fiscal 2004, and $137,000 during the first half of fiscal 2005. We believe we have paid at or below market rental rates for this lease.

Cypress has also seconded employees and consultants to us for different time periods for whom we pay their fully-burdened compensation. In addition, Cypress personnel assist us with administrative functions such as centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure and Cypress bills us for a portion of their fully-burdened compensation. The amounts we have paid Cypress for these services have been approximately $0, $1.7 million, $1.3 million, $171,000, $834,000 and $736,000 during fiscal 2002 and 2003, the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the six months ended June 30, 2004 and 2005, respectively. We believe we have paid at or below market rates for these services.

Master Separation Agreement

We intend to enter into a master separation agreement containing the framework with respect to our separation from Cypress. The master separation agreement is expected to provide for the execution of various ancillary agreements that further specify the terms of the separation.

The Separation and Ancillary Agreements

The various ancillary agreements that will be exhibits to the master separation agreement and which will detail the separation of and the various interim and ongoing relationships between Cypress and us will include:

•	an employee matters agreement;

•	a tax sharing agreement;

•	a master transition services agreement;

•	a lease agreement;

•	a wafer supply agreement;

•	an indemnification and insurance matters agreement; and

•	an investor rights agreement.

To the extent that the terms of any of these ancillary agreements conflict with the master separation agreement, the terms of these agreements will govern. These proposed agreements are described more fully below.

Expenses.    We and Cypress would each bear our own internal costs incurred in consummating the separation.

Dispute Resolution.    If problems arise between us and Cypress, we would follow these procedures:

•	The parties first make a good faith effort to first resolve the dispute through negotiation.

•	If negotiations fail, the parties attempt to resolve the dispute through non-binding mediation.

•	If mediation fails, the parties may seek relief in any court of competent jurisdiction.

Representations and Warranties.    The parties will make representations to each other in the master separation agreement regarding their respective power and authority to enter into the master separation agreement and the ancillary agreements.

Confidentiality.    Each party would treat as confidential and not disclose confidential information of the other party except in specific circumstances.

Employee Matters Agreement

Overview

We plan to enter into an employee matters agreement with Cypress to allocate assets, liabilities and responsibilities relating to our current and former U.S. and international employees and their participation in the employee benefits plans that Cypress currently sponsors and maintains.

Our eligible employees generally will remain able to participate in Cypress’ benefit plans, as they may change from time to time, for a period of time after this offering. We intend to have our own benefit plans established by the time our employees no longer are eligible to participate in Cypress’ benefit plans. Once we have established our own benefit plans, we will have the ability to modify or terminate each plan in accordance with the terms of those plans and our policies. It is our intent that employees not receive duplicate benefits as a result of participation in our benefit plans and the corresponding Cypress benefit plans.

Retirement Plans, Health & Welfare Plans and Other Benefits

All of our eligible employees will be able to continue to participate in Cypress’ health plans, life insurance and 401(k) plan, as they may change from time to time, until the earliest of, (1) the date on which we cease to be controlled by Cypress for purposes of the applicable sections of the Internal Revenue Code or we otherwise cease to be eligible to participate in Cypress’ plans, (2) the date on which Cypress’ cost under its health plans or life insurance program increases as a result of claims that we make under such plans or program or (3) such earlier date as we and Cypress mutually agree.

Our eligible employees will be able to continue to participate in all other Cypress benefit plans (other than the stock plans and stock purchase plan), as they may change from time to time, until we and Cypress mutually agree to end such participation or we otherwise cease to be eligible to participate in Cypress’ plans.

Stock Options

Employees who are eligible to participate in Cypress’ stock option plans will retain that eligibility until Cypress ceases to own at least 50% of the total combined voting power of all classes of our stock. At such time, each of our employees will be deemed terminated from Cypress employment for purposes of the Cypress stock option plans, and each outstanding option will be treated in accordance with that employee’s stock option agreement with Cypress.

We have established a stock plan for our eligible employees. Pursuant to this stock plan, we may grant to our employees options to purchase our common stock and/or shares of our restricted stock, as well as other types of equity awards.

Stock Purchase Plan

In accordance with discretion provided to Cypress under the terms of its stock purchase plan, Cypress has removed us as a subsidiary designated for participation in offering periods under its stock purchase plan that began on July 1, 2005. This means that our employees are not eligible to participate in offering periods under the Cypress stock purchase plan.

Indemnification and Insurance Matters Agreement

General Release of Pre-Separation Claims

Effective as of the separation, we will release Cypress and its affiliates, agents, successors and assigns, and Cypress will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring before the separation, including events occurring in connection with the activities to implement the separation, this offering and any distribution of our capital stock to Cypress’ stockholders. This provision will not impair a party from enforcing the master separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

General Indemnification

We will indemnify Cypress and its affiliates, agents, successors and assigns from all liabilities that any third party seeks to impose on such entities arising from:

•	our business, any of our liabilities, any of our contracts or any action or inaction by us with respect to any shared contracts;

•	any breach by us of the master separation agreement or any ancillary agreement; and

•	any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus;

Cypress will indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

•	Cypress’ business, other than our business;

•	any breach by Cypress of the master separation agreement or any ancillary agreement.

The agreement will also contain provisions governing notice and indemnification procedures.

Indemnification for Environmental Matters

We will indemnify Cypress and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions:

•	existing on, under, about or in the vicinity of any of our facilities, or arising out of operations occurring at any of our facilities, including our Sunnyvale, California facilities, whether prior to or after the separation;

•	existing on, under, about or in the vicinity of the Philippines facility which we occupy, or arising out of operations occurring at such facility, whether prior to or after the separation, to the extent that those liabilities were caused by us; and

•	arising out of hazardous materials found on, under or about any landfill, waste, storage, transfer or recycling site and resulting from hazardous materials stored, treated, recycled, disposed or otherwise handled at such sites prior to the separation.

Insurance Matters

The agreement will also contain provisions governing our insurance coverage (other than our directors and officers insurance, for which we intend to obtain our own separate policy) until the earliest of (1) the date on which Cypress ceases to own at least 50% of the total combined voting power of all classes of our capital stock or we otherwise cease to be eligible to be included in Cypress’ coverage, (2) the date on which we cease to qualify for coverage under the terms of a particular insurance policy (3) the date on which Cypress’ cost of insurance under any particular insurance policy increases as a result of claims that we make under such insurance policy or (4) the date on which Cypress and we mutually agree to terminate this arrangement. Prior to that time, Cypress will maintain insurance policies on our behalf, and we shall reimburse Cypress for expenses related to insurance coverage during this period. We will work with Cypress to secure additional insurance if desired and cost effective.

Tax Sharing Agreement

Cypress and SunPower will enter into a tax sharing agreement providing for each of the party’s obligations concerning various tax liabilities. The tax sharing agreement will be structured such that Cypress will pay all federal, state, local and foreign taxes that are calculated on a consolidated or combined basis (while SunPower is a member of Cypress’ consolidated or combined group pursuant to federal, state, local and foreign tax law). In return, SunPower’s tax liability for such taxes will be determined based upon its separate return tax liability which will be defined under the tax sharing agreement. It is anticipated that such liability will be largely based on a pro forma calculation as if SunPower were filing a separate income tax return in each jurisdiction, rather than on a combined or consolidated basis with Cypress.

SunPower will continue to be jointly and severally liable for tax liability as governed under federal, state and local law to the extent of its activities as a member of the Cypress consolidated or combined group. Accordingly, although the tax sharing agreement allocates tax liabilities between Cypress and all its consolidated subsidiaries, for any period in which SunPower is included in Cypress’ consolidated group, SunPower could be liable in the event that any federal tax liability was incurred, but not discharged, by any other member of the group.

If Cypress distributes our class B common stock to Cypress stockholders in a transaction intended to qualify as a tax-free distribution under Section 355 of the Code, Cypress intends to obtain an opinion of counsel and/or a ruling from the Internal Revenue Service to the effect that such distribution qualifies under Section 355 of the Code. Despite such an opinion or ruling, however, the distribution may nonetheless be taxable to Cypress under Section 355(e) of the Code if 50% or more of our voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution of our stock. The proposed tax sharing agreement will include our obligation to indemnify Cypress for any liability incurred as a result of issuances or dispositions of our stock after the distribution, other than liability attributable to certain dispositions of our stock by Cypress, that cause Cypress’ distribution of shares of our stock to its stockholders to be taxable to Cypress under Section 355(e) of the Code. Our ability to use our equity to obtain additional financing or to engage in acquisition transactions for a period of time after a distribution will be restricted if we can only sell or issue a limited amount of our stock before triggering our obligation to indemnify Cypress for taxes it incurs under Section 355(e) of the Code.

The tax sharing agreement further will provide for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party. Disputes arising between Cypress and SunPower relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions contained in the agreement.

Master Transition Services Agreement

We also plan to enter into a master transition services agreement which would govern the provisions of services to us by Cypress, such as:

•	corporate accounting, tax and treasury;

•	human resources;

•	legal matters;

•	wafer services;

•	training programs; and

•	information technology.

For a period of three years following this offering, Cypress would provide these services and we would pay Cypress for services provided to us, either at cost (which, for purposes of the master transition services agreement, will mean an appropriate allocation of Cypress’ full salary and benefits costs associated with such individuals as well as any out-of-pocket expenses that Cypress incurs in connection with providing us with those services) or at the rate charged to other Cypress departments or subsidiaries using these services. Cypress will have the ability to terminate all or a portion of the master transition services agreement upon prior notice to us. In addition, Cypress will incur no liability in connection with the provision of these services.

Lease Agreement

We have reached an agreement in principle with Cypress that relates to our manufacturing facility in the Philippines. The Philippine lease is planned to have a term of 15 years. Under the lease, we would pay Cypress at a rate equal to the cost to Cypress for that facility until the earlier of 10 years or such time as Cypress ceases to own at least 50% of the total combined voting power of all classes of our capital stock. Thereafter, we will pay market rent for the facility. We will have the right to purchase the facility from Cypress at any time at Cypress’ original purchase price plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to us.

Wafer Supply Agreement

We intend to enter into an agreement with Cypress to continue to make infrared and imaging detector products for us on the same terms and at the same prices at which Cypress fabs make wafers for other internal divisions or subsidiaries of Cypress for the next three years or until such time as Cypress ceases to own at least 50% of the total combined voting power of all classes of our capital stock, after which a new supply agreement would be negotiated. In addition, we may use other Cypress fabs for development work on a cost per activity basis.

Investor Rights Agreement

We intend to enter into an investor rights agreement with Cypress providing for specified (1) registration and other rights relating to its shares of our common stock, (2) information and inspection rights, (3) coordination of auditing practices and (4) approval rights with respect to certain transactions.

Registration Rights

Demand Registration.    In any 12-month period, Cypress would be entitled to request up to two registrations under the Securities Act of all or any portion of our shares covered by the investor rights agreement, and we will be obligated to register such shares as requested by Cypress. However, Cypress may not request such a registration prior to 270 days following the effective date of this registration statement or if Cypress proposes to dispose of shares that may be immediately registered on a Form S-3.

In addition, we would have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any such registration for up to 75 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Piggy-Back Registration Rights.    If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Cypress, Cypress would have the right to include its shares of our common stock in that offering.

Registration on Form S-3.    After this offering, we would be required to use our best efforts to qualify to register the sale of our securities on Form S-3. After we are so qualified, Cypress may request registration under the Securities Act of all or any portion of our shares covered by the investor rights agreement on Form S-3, and we will be obligated to register such shares as requested by Cypress.

In addition, we would have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any such registration for up to 75 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Registration Expenses.    We would be responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the investor rights agreement except if the registration request is withdrawn at the request of Cypress. Cypress would be responsible for all of the fees and expenses of counsel to Cypress, except for one special counsel, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by Cypress.

Indemnification.    The investor rights agreement would contain indemnification and contribution provisions by us for the benefit of Cypress and its affiliates and representatives and, in limited situations, by Cypress for the benefit of us and any underwriters with respect to information furnished to us by Cypress and stated by Cypress to be specifically included in any registration statement, prospectus or related document.

Duration.    The registration rights under the investor rights agreement would remain in effect with respect to any shares of our class A common stock held by Cypress until such date when all shares by Cypress may immediately be sold under Rule 144 during any ninety day period.

Information and Inspection Rights

We would provide to Cypress information relating to governmental, legal, accounting, contractual and other similar requirements of our ongoing businesses. In furtherance of this:

•	We would maintain adequate systems and controls, including internal accounting and disclosure controls, to allow Cypress to prepare its own financial statements and satisfy its own reporting obligations, including any certification, disclosure and reporting requirements under the federal securities laws, the Sarbanes-Oxley Act of 2002, any applicable self-regulatory organizations’ rules and any other applicable laws, rules and regulations.

•

We would retain records beneficial to Cypress for a specified period of time, in accordance with the policies set forth in Cypress’ official records retention policy in effect as of the separation. If we decide to destroy certain records relating to governmental, legal, accounting, contractual and other similar requirements of our ongoing businesses, we would provide Cypress with an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.

•	We would use best efforts to provide Cypress with access to directors, officers, employees, other personnel and agents who may be used as witnesses, and books, records and other documents that may reasonably be required, in connection with legal, administrative or other proceedings.

Coordination of Auditing Practices

So long as Cypress is required to consolidate us for accounting purposes or use the equity method of accounting for us, we would:

•	use our best efforts to use the same auditor as Cypress and to coordinate with Cypress on the timing of the audit and reporting process;

•	use our best efforts to cause our independent registered public accounting firm to date their opinion on our audited annual financial statements on the same date that Cypress’ auditors date their opinion on Cypress’ financial statements, and to complete their quarterly review procedures on our quarterly financial statements on the same date that Cypress’ auditors complete their quarterly review procedures on Cypress’ quarterly financial statements;

•	provide to Cypress all relevant information that it needs to prepare its annual and quarterly financial statements; and

•	instruct our auditors to make available to Cypress’ auditors both the personnel who performed or will perform our annual audits and quarterly reviews and also the work papers related to our annual audits and quarterly reviews;

•	grant to Cypress internal auditors access to our records; and

•	notify Cypress of any significant change in our internal controls or information systems or any change in accounting principles.

Protective Provisions

Until Cypress, its successors in interest and its subsidiaries collectively own less than 40% of all shares of our common stock then outstanding, or is otherwise not consolidating us for accounting purposes, we will not take the following actions without the written consent or affirmative vote of 75% of the authorized members of our board of directors unless such vote requirement is waived by Cypress:

•	approve our annual operating plan or any material changes to our annual operating plan which would be reasonably expected to result in our issuance of securities that represent 1% or more of our outstanding shares of capital stock or in a negative impact to our cash flows of greater than $2.0 million;

•	undertake any transactions which would involve our issuing 4% or more of our outstanding capital stock or our making payments equal to or in excess of the fair market value of 4% of the then outstanding shares of capital stock of the Company unless provided for in our annual operating plan; or

•	enter into an exclusive license, subject to certain exceptions, or sell, convey or otherwise transfer our intellectual property unless provided for in our annual operating plan.

Other Related Party Transactions

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Consulting Arrangements

We had a consulting arrangement with Don Mika, who is also a director. Mr. Mika’s consulting arrangement is described in “Management—Director Compensation.”

Restated Certificate of Incorporation

Our restated certificate of incorporation contains provisions which grant Cypress certain control rights. See “Description of Capital Stock.”

Indebtedness of Management

No members of our management have any outstanding indebtedness to us or to any of our subsidiaries. Under Cypress’ 2001 employee stock purchase assistance plan, Emmanuel T. Hernandez, our Chief Financial Officer, received a loan while he was employed by Cypress to purchase shares of Cypress’ common stock. The loan is evidenced by a full recourse promissory note executed by Mr. Hernandez in favor of Cypress which note is secured by a pledge of the shares of Cypress’ common stock purchased with the proceeds of the loan. As of June 30, 2005, this loan had an outstanding balance of approximately $1.4 million, secured by 55,000 shares of Cypress common stock, valued at approximately $812,500 based on the closing price of Cypress stock on August 19, 2005. This loan is callable by Cypress and currently bears interest at a rate of no less than 4.0% per annum compounded annually.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of July 31, 2005 about the number of shares of our common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o SunPower Corporation, 430 Indio Way, Sunnyvale, California 94085.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 94,977 shares of class A common stock and 104,066,575 shares of class B common stock outstanding on July 31, 2005, which assumes the exchange of all outstanding shares of class A common stock held by Cypress into 59,151,515 shares of class B common stock and conversion of all outstanding shares of series one convertible preferred stock into 12,915,060 shares of class B common stock and all outstanding shares of series two convertible preferred stock into 32,000,000 shares of class B common stock. For purposes of the table below, we have assumed that              shares of class A common stock and 104,066,575 shares of class B common stock will be outstanding upon completion of this offering. In calculating the number of shares of common stock beneficially owned by a person or group and the percentage ownership of that person or group, we deemed outstanding shares of class A common stock issuable upon conversion of class B common stock and subject to options held by that person or group that are currently exercisable or exercisable within 60 days after July 31, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or group. The following table assumes no exercise by the underwriters of their over-allotment option to purchase shares of common stock from us or any selling stockholder.

	Class B Common Stock
	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders
Cypress Semiconductor Corporation(1)	104,066,575	100%	104,066,575	100%

	Class A Common Stock
	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders
Cypress Semiconductor Corporation(1)	104,066,575	99.9%		%

Named Executive Officers and Directors
Thomas H. Werner(2)	730,150	88.5
Dr. Richard Swanson(3)	249,900	72.5
T.J. Rodgers(4)	104,066,575	99.9
Don Mika(5)	10,000	9.5
Christopher A. Seams	—	*
All directors and executive officers as a group (7 people)(6)	105,445,997	99.9%

*	Represents beneficial ownership of less than 1%.

(1)	The principal business address of Cypress is 198 Champion Court, San Jose, California 95134. Includes 104,066,575 shares of class B common stock which are immediately convertible into class A common stock.

(2)	Represents 730,150 shares subject to options which are exercisable within 60 days of July 31, 2005.

(3)	Represents 249,900 shares subject to options which are exercisable within 60 days of July 31, 2005.

(4)	Represents 104,066,575 shares of class B common stock held by Cypress. Mr. Rodgers is the chief executive officer of Cypress.

(5)	Represents 10,000 shares subject to options which are exercisable within 60 days of July 31, 2005.

(6)	Represents 1,379,422 shares subject to options which are exercisable within 60 days of July 31, 2005 and 104,066,575 shares of class B common stock held by Cypress. Mr. Rodgers is the chief executive officer of Cypress.

Following this offering, we will have two classes of authorized common stock: class A common stock and class B common stock. Only Cypress, its successors in interest and its subsidiaries may hold shares of class B common stock unless Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution. The rights of the holders of class A and class B common stock are substantially similar, except with respect to voting, conversion and other protective provisions as set forth in this prospectus. The holders of class B common stock shall be entitled to eight votes per share and the holders of class A common stock shall be entitled to one vote per share. Each share of class B common stock is convertible into one share of class A common stock at any time until Cypress distributes its shares of class B common stock to its stockholders in a tax-free distribution. In the event that Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress has not effected a tax-free distribution of our class B common stock prior to such time, each outstanding share of class B common stock will automatically convert into one share of class A common stock.

Selling Stockholders

If the underwriters exercise their over-allotment option in full, each of the following selling stockholders has agreed to sell the number of shares of class A common stock indicated as being subject to the over-allotment option. If this over-allotment option is not exercised, the following selling stockholders will not offer or sell any shares of class A common stock in this offering. The following table lists the selling stockholders and (a) the number of shares of our class A common stock currently beneficially owned by each such stockholder, (b) the number of such shares being offered for resale by this prospectus by each such stockholder, and (c) assuming each such stockholder sells all of the shares offered for resale, the number and percentage of shares such stockholder will own after the completion of this offering. Except as otherwise indicated in the footnotes to the table, no selling stockholder has had any position, office or other material relationship, other than as a stockholder, with us or any of our predecessors or affiliates during the past three years. We have determined beneficial ownership in accordance with the rules of the SEC.

Name of Stockholder	# of Shares of Class A Common Stock Beneficially Owned	# of Shares of Class A Common Stock to be Offered Subject to Over-Allotment Option	# of Shares of Class A Common Stock Beneficially Owned Assuming Exercise in Full of Over-Allotment Option	% of Shares of Class A Common Stock Beneficially Owned Assuming Exercise in Full of Over-Allotment Option
%

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering and after the filing of our restated certificate of incorporation, our authorized capital stock will consist of

•	435,000,000 shares of class A common stock, par value $0.001 per share,

•	315,000,000 shares of class B common stock, par value $0.001 per share, and

•	20,084,980 shares of undesignated preferred stock, par value $0.001 per share.

Of the authorized shares of class A common stock,              shares are being offered hereby, or              shares if the underwriters exercise their over-allotment option in full. The material terms and provisions of our certificate of incorporation affecting the rights of the class A common stock and the class B common stock are described below. The following description of our capital stock is qualified in its entirety by reference to the forms of our restated certificate of incorporation and amended and restated bylaws filed with this registration statement, of which this prospectus is a part. The following information assumes our reincorporation in Delaware, the filing of our restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering.

As of July 31, 2005, there were 94,977 shares of class A common stock common stock outstanding held by 12 stockholders of record and 104,066,575 shares of class B common stock held by Cypress, assuming the exchange of all outstanding shares of class A common stock held by Cypress into 59,151,515 shares of class B common stock and the automatic conversion of all outstanding shares of our series one convertible preferred stock into 12,915,060 shares of class B common stock and all outstanding shares of our series two convertible preferred stock into 32,000,000 shares of class B common stock. Cypress is currently the only stockholder that holds our class B common stock. All the shares of our common stock that will be outstanding after this offering, including the shares of class A common stock to be sold in this offering, will be fully paid and nonassessable.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our class A common stock and class B common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Conversion Rights

If Cypress decides to make a distribution of its shares of our class B common stock to its stockholders in connection with a tax-free distribution, shares of our class B common stock will automatically convert into shares of class A common stock if such shares of class B common stock are transferred to a person other than Cypress, a successor in interest to Cypress or one of Cypress’ subsidiaries. Cypress, its successors in interest and its subsidiaries may also convert shares of our class B common stock held by them into class A common stock at any time. All conversions of our class B common stock to class A common stock will be effected on a one-for-one basis. Shares of our class A common stock are not convertible into shares of our class B common stock.

At such time, if at all, as Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and if Cypress has not effected a tax-free distribution of our class B common stock to its stockholders prior to such time, each outstanding share of our class B common stock will automatically convert into one share of our class A common stock on a one-for-one basis.

Voting Rights

The holders of class A common stock and class B common stock have substantially similar rights except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are entitled to eight votes per share on all matters to be voted on by our stockholders. Holders of shares of our capital stock are not entitled to cumulate their votes in the election of directors to our board of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of class A common stock and class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our certificate of incorporation generally must be approved by at least a majority of the combined voting power of all our class A common stock and class B common stock, voting together as a single class. However, holders of our class A common stock shall not be eligible to vote on any alteration or change in the powers, preferences, or special rights of the class B common stock that would not adversely affect the rights of the class A common stock and vice versa.

No Preemptive or Redemption Rights

Our class A common stock and class B common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our class A common stock and class B common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Preferred Stock

Upon completion of this offering, each currently outstanding share of series one and series two convertible preferred stock will convert into one share of class B common stock. Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by the Delaware General Corporation Law, to issue up to a total of 20,084,980 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions, subject to the provisions of any series of preferred stock. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our class A common stock and class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our class A common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of July 31, 2005, there were no outstanding warrants to purchase shares of our capital stock.

Registration Rights

We intend to enter into an investor rights agreement with Cypress providing for specified registration and other rights relating to its shares of our common stock.

Demand Registration.    In any 12-month period, Cypress would be entitled to request up to two registrations under the Securities Act of all or any portion of our shares covered by the investor rights agreement, and we will be obligated to register such shares as requested by Cypress. However, Cypress may not request such a registration prior to 270 days following the effective date of the registration statement related to this offering. In addition, we would have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any such registration for up to 75 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Piggy-Back Registration Rights.    If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Cypress, Cypress would have the right to include its shares of our common stock in that offering.

Registration on Form S-3.    After this offering, we would be required to use our best efforts to qualify to register the sale of our securities on Form S-3. After we are so qualified, Cypress may request registration under the Securities Act of all or any portion of our shares covered by the investor rights agreement on Form S-3, and we will be obligated to register such shares as requested by Cypress. In addition, we would have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any such registration for up to 75 days if we determine in the good faith judgment of our board of directors that such registration would not be in our best interests.

Registration Expenses.    We would be responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the investor rights agreement except if the registration request is withdrawn at the request of Cypress. Cypress would be responsible for all of the fees and expenses of counsel to Cypress, except for one special counsel, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by Cypress.

Indemnification.    The investor rights agreement would contain indemnification and contribution provisions by us for the benefit of Cypress and its affiliates and representatives and, in limited situations, by Cypress for the benefit of us and any underwriters with respect to information furnished to us by Cypress and stated by Cypress to be specifically included in any registration statement, prospectus or related document.

Duration.    The registration rights under the investor rights agreement would remain in effect with respect to any shares of our Class A common stock held by Cypress until such date when all shares by Cypress may immediately be sold under Rule 144 during any 90-day period.

Provisions of Our Restated Certificate of Incorporation Relating to the Super-Majority Voting of the Board of Directors

Unless and until Cypress, its successors in interest and its subsidiaries collectively own less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, the affirmative vote of at least 75% of the then-authorized number of members of our board of directors will be required to: (a) adopt, amend or repeal our amended and restated bylaws or restated certificate of incorporation; (b) appoint or remove our chief executive officer; (c) designate, appoint or allow for the nomination or recommendation for election by our stockholders of an individual to our board of directors; (d) change the size of our board of directors to be other than five members; (e) form a committee of our board of directors or establish or change a charter, committee responsibilities or committee membership of any committee of our board of directors; (f) adopt any stockholder rights plan, “poison pill” or other similar arrangement; or (g) approve any transactions that would involve a merger, consolidation, restructuring, sale of substantially all of our assets or any of our subsidiaries or otherwise result in any person or entity obtaining control of us or any of our subsidiaries.

Cypress may at any time in its sole discretion waive this requirement to obtain such a super-majority vote of our board of directors.

Provisions of Our Restated Certificate of Incorporation Governing Corporate Opportunity

Our amended and restated certificate of incorporation provides that directors and officers who are also directors or officers of Cypress have no duty to communicate or present a corporate opportunity to us unless it relates solely to the solar energy business and is not applicable to or reasonably related to any business conducted by Cypress, have the right to deal with such corporate opportunity in their sole discretion and shall not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that such director or officer pursues or acquires such corporate opportunity for itself or for Cypress.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of the Delaware General Corporation Law, our restated certificate of incorporation and our amended and restated bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Restated Certificate of Incorporation and Amended and Restated Bylaws

Upon completion of this offering, our restated certificate of incorporation and amended and restated bylaws will provide that:

•	until such time as Cypress, its successors in interest and its subsidiaries collectively own shares of our common stock equal to less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, our board of directors will not be classified; thereafter, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. Our bylaws contain a process for determining to which class our incumbent directors will belong in the event that our board of directors becomes classified.

•	until such time as Cypress, its successors in interest and its subsidiaries collectively own shares of our common stock equal to less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, stockholders who own a majority of the shares of all classes of our common stock then outstanding and entitled to be voted at a stockholders’ meeting may act without a meeting by written consent; thereafter, no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	until such time as Cypress, its successors in interest and its subsidiaries collectively own shares of our common stock equal to less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, stockholders who own a majority of the shares of all classes of our common stock then outstanding and entitled to be voted at a stockholders’ meeting may call a special meeting of the stockholders; thereafter, stockholders may not call special meetings of the stockholders;

•	our board of directors will be authorized to issue up to 20,084,980 shares of preferred stock without stockholder approval;

•	the chairman of our board of directors, our chief executive officer or any two members of our board of directors may call a special meeting of the board of directors upon one day’s prior notice to each director;

•	until such time as Cypress, its successors in interest and its subsidiaries collectively own shares of our common stock equal to less than 40% of the shares of all classes of our common stock then outstanding and Cypress is no longer consolidating us for accounting purposes, at the request of Cypress, a representative specifically designated by Cypress shall serve on each committee of our board of directors unless otherwise prohibited by the rules of The Nasdaq Stock Market or applicable law; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. In addition, we intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

Nasdaq National Market Listing Symbol

We have applied to list our class A common stock on The Nasdaq National Market under the symbol “SPWR.”

Transfer Agent and Registrar

The transfer agent and registrar for our class A common stock is ComputerShare Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our class A common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our class A common stock in the public market after the offering, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Unregistered Shares

Upon completion of this offering, we will have              shares of class A common stock outstanding and Cypress will own 104,066,575 outstanding shares of our class B common stock, representing approximately         % of the outstanding shares of our common stock. The shares of class A common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

As a result of lock-up arrangements with us or the underwriters as described below and subject to the provisions of Rules 144 and 701 described below and assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from the selling stockholders, these securities will be available for sale in the public market as follows:

•	shares will be eligible for sale immediately upon the expiration of the 180-day lock-up agreement; and

•	shares will be eligible for sale 270 days after the date of this prospectus.

Lock-up Agreements

Cypress has agreed not to sell or distribute any of its shares of our common stock without the consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. until 270 days after the date of this prospectus as described under “Underwriting.” Subject to applicable U.S. federal and state securities laws, Cypress may sell or distribute to its stockholders any or all of the shares of our common stock that it owns, which may or may not include the sale of a controlling interest in us, either (1) after the expiration of this 270-day period or (2) before the expiration of this 270-day period with the consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. Cypress has advised us that it does not have any current plans to distribute to its stockholders the shares of our class B common stock that it beneficially owns, although it may elect to effect such a distribution in the future.

Our directors and officers and all of our existing stockholders and optionholders have agreed with us or with Credit Suisse First Boston LLC and Lehman Brothers Inc. that, subject to certain exceptions, they will not sell any common stock owned by them for a period of 180 days after the date of this prospectus except that Cypress has agreed to a 270-day lock-up period as described above, in each case as described under “Underwriting.” Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of Credit Suisse First Boston LLC and Lehman Brothers Inc. without prior notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our class A common stock could decline.

In addition, Credit Suisse First Boston LLC and Lehman Brothers Inc. have agreed to permit any person who entered into a lock-up agreement with the underwriters to enter into at any time during the lock-up period a Rule 10b5-1 trading plan with respect to their SunPower securities, provided, however, that no such person shall be permitted to sell or trade any such securities during the lock-up period whether pursuant to the Rule 10b5-1 trading plan or otherwise.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or one of our affiliates would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the class A common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, to the extent these shares remain subject to the lock-up arrangements described above, they would only become eligible for sale when the lock-up period expires.

Rule 144(k)

A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, unless subject to the contractual lock-up arrangements described above, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual lock-up arrangements described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering              shares of class A common stock under outstanding options under our 1988 Incentive Stock Plan and 1996 Stock Plan and              shares reserved for future issuance under our 2005 stock incentive plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up arrangements described above, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations. Based on the number of shares subject to outstanding options under our 1988 Incentive Stock Plan and 1996 Stock Plan as of July 31, 2005 and the number of shares reserved for issuance under our 2005 stock incentive plan, this registration statement would cover approximately              shares.

Registration Rights

In addition, after this offering, Cypress will be entitled to rights to cause us to register the sale of              shares common stock under the Securities Act. See “Description of Capital Stock—Registration Rights.”

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-UNITED STATES STOCKHOLDERS

This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our class A common stock if you are a beneficial owner of class A common stock other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or a trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.

If a partnership holds our class A common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our class A common stock, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the acquisition, ownership, and disposition of our class A common stock.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws, including a former U.S. citizen or resident.

This summary does not discuss any aspect of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended, and should not be construed, as tax advice.

WE URGE PROSPECTIVE NON-U.S. INVESTORS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS WITH RESPECT TO ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of our class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under the Internal Revenue Code of 1986, as amended. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our class A common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our class A common stock.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

If you are eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition of Our Class A Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our class A common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are an individual, you hold your shares of our class A common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	our class A common stock constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as FIRPTA. Our class A common stock will constitute a U.S. real property interest for FIRPTA if we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We do not believe that we are, have been or will become a “U.S. real property holding corporation” for U.S. federal income tax purposes. Even if we were a U.S. real property holding corporation for FIRPTA, gain arising from a disposition of our class A common stock still would not be subject to FIRPTA tax if our class A common stock is considered regularly traded under applicable Treasury regulations on an established securities market, such as The Nasdaq National Market, and you do not own, actually or constructively, more than 5% of the total fair market value of our class A common stock at any time during the five year period ending on the date of disposition.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment maintained by you in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons currently at a rate of 28% of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our class A common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person or if you are a corporation or one of several types of entities and organizations that qualify for an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our class A common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our class A common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 28% of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. If the appropriate certification is not provided, the amount of proceeds paid to you will be subject to information reporting, and may be subject to backup withholding, if you sell your shares of our class A common stock outside the United States through the non-U.S. office of a U.S. broker or a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of our class A common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Shares of our class A common stock owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement to be filed as an exhibit relating to this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Lehman Brothers Inc. are acting as joint book-running managers and representatives, and the underwriters have severally agreed to purchase the following respective numbers of shares of class A common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Lehman Brothers Inc.
SG Cowen & Co., LLC.
First Albany Capital Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and certain of our selling stockholders have granted to the underwriters a 30-day over-allotment option to purchase on a pro rata basis up to an aggregate of              additional shares from us and the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The over-allotment option may be exercised if the underwriters sell more than              shares in connection with this offering.

The underwriters propose to offer the shares of class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-Allotment Option	With Over-Allotment Option	Without Over-Allotment Option	With Over-Allotment Option
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions, paid by selling stockholders	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of class A common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock regardless of class (the “Securities”) or securities convertible into or exchangeable or exercisable for any shares of Securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our officers, directors and all of our existing stockholders have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any of these transactions are to be settled by delivery of the Securities or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan, except that Cypress has agreed to the foregoing restrictions for a period of 270 days after the date of this prospectus. We have agreed to stop our optionholders from engaging in similar transactions for a period of 180 days after the date of this prospectus.

We and, if the underwriters’ over-allotment option is exercised, the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of class A common stock on The Nasdaq National Market under the symbol “SPWR.”

Prior to this offering, there has been no public market for our class A common stock. The initial public offering price will be determined by negotiation between us and the representatives and such offering price will not necessarily reflect the market price of the class A common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in the prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	our past and present operations;

•	our past and present earnings and current financial position;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We cannot assure you that prices at which our shares sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market for the class A common stock will develop and continue after the offering.

In connection with the listing of the class A common stock on The Nasdaq National Market, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of              beneficial owners.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our class A common stock or preventing or retarding a decline in the market price of the class A common stock. As a result the price of our class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the class A common stock are made. Any resale of the class A common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the class A common stock.

Representations of Purchasers

By purchasing the class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the class A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Selected legal matters with respect to the validity of the class A common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Selected legal matters with respect to the validity of the class A common stock offered by this prospectus will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2003 and 2004 and June 30, 2005 and for the years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the six months ended June 30, 2005 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the class A common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the class A common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

SUNPOWER CORPORATION

Report of Independent Registered Public Accounting Firm on Successor Company

To the Board of Directors and Shareholders of

SunPower Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholder’s equity (deficit), of comprehensive loss and of cash flows present fairly, in all material respects, the financial position of SunPower Corporation and subsidiaries (Successor Company) at December 31, 2004 and June 30, 2005 and the results of their operations and their cash flows for the period from November 9, 2004 to December 31, 2004 and the six month period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

August 25, 2005

Report of Independent Registered Public Accounting Firm on Predecessor Company

To the Board of Directors and Shareholders of

SunPower Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholder’s deficit, of comprehensive loss and of cash flows present fairly, in all material respects, the financial position of SunPower Corporation and subsidiaries (Predecessor Company) at December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 and for the period from January 1, 2004 to November 8, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

August 25, 2005

SunPower Corporation

Consolidated Balance Sheets

(in thousands, except share data)

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005	June 30, 2005 Pro Forma Shareholders’ Equity
				(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,588	$3,776	$8,091
Accounts receivable, net	950	4,558	15,280
Inventories	1,268	4,416	7,261
Prepaid expenses and other current assets	312	3,021	1,178

Total current assets	8,118	15,771	31,810

Property and equipment, net	22,773	47,549	67,132
Goodwill	—	2,883	2,883
Intangible assets, net	—	23,443	21,091

Total assets	$30,891	$89,646	$122,916

Liabilities, redeemable convertible preferred stock and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$3,189	$11,580	$10,504
Accounts payable to Cypress	4,985	11,109	15,432
Advance from Cypress	—	9,000	—
Accrued liabilities	2,443	7,372	3,111
Current portion of customer advances	—	—	4,830
Current portion of notes payable to Cypress	24,125	31,024	171
Related party convertible notes payable	1,950	—	—

Total current liabilities	36,692	70,085	34,048
Notes payable to Cypress, net of current portion	5,312	21,673	21,553
Customer advance, net of current portion	—	—	10,706

Total liabilities	42,004	91,758	66,307

Commitments and Contingencies (Note 6)
Redeemable convertible preferred stock, no par value;
Authorized shares—33,650,000 at December 31, 2003 and 66,000,000 at December 31, 2004 and June 30, 2005
Issued and outstanding—14,308,099, 12,915,060 and 44,915,060 shares at December 31, 2003, 2004 and June 30, 2005, respectively
Liquidation preference of $9,821 at December 31, 2003, $8,865 at December 31, 2004, and $24,865 at June 30, 2005	9,366	8,552	24,552

Shareholders’ Equity (Deficit):
Common stock: no par value;
Authorized shares—45,350,000 at December 31, 2003 and 149,000,000 at December 31, 2004 and June 30, 2005
Issued and outstanding—8,345,853, 3,803 and 35,233,535 shares at December 31, 2003, 2004 and June 30, 2005, respectively	7,461	1	58,018
Additional paid-in capital related to warrants and merger transaction	1,433	34,366	30,094
Accumulated other comprehensive income (loss)	—	(2,341)	208
Accumulated deficit	(29,373)	(42,690)	(56,263)

Total shareholders’ equity (deficit)	(20,479)	(10,664)	32,057	$

Total liabilities, redeemable convertible preferred stock and shareholders’ equity (deficit)	$30,891	$89,646	$122,916

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Operations

(in thousands, except per share data)

	Predecessor Company				Successor Company
	Years Ended December 31,		Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
Revenue:
Product revenue	$3,722	$4,245	$3,644	$6,708	$3,881	$27,342
Other	333	760	—	122	174	150

Total revenue	4,055	5,005	3,644	6,830	4,055	27,492

Costs and expenses:
Cost of revenue	3,198	4,987	3,459	9,397	5,410	28,318
Research and development	2,532	9,816	7,425	12,095	1,124	2,935
Sales, general and administrative	1,396	3,238	2,420	4,706	850	3,918
Stock-based compensation*	—	—	55	131	650	184
Amortization of intangible assets	—	—	—	—	573	2,353

Total costs and expenses	7,126	18,041	13,359	26,329	8,607	37,708

Operating loss	(3,071)	(13,036)	(9,715)	(19,499)	(4,552)	(10,216)
Interest expense	(493)	(1,509)	(1,417)	(3,759)	(1,072)	(3,184)
Other income (expense), net	31	—	3	(44)	15	(173)

Net loss	$(3,533)	$(14,545)	$(11,129)	$(23,302)	$(5,609)	$(13,573)

Net loss per share:
Basic and diluted	$(0.55)	$(1.75)	$(1.33)	$(2.75)	$(5.31)	$(0.74)
Pro forma basic and diluted				(1.02)	(0.40)	(0.24)
Weighted-average shares:
Basic and diluted	6,376	8,313	8,397	8,461	1,056	18,307
Pro forma basic and diluted				22,769	14,135	57,305

* Stock-based compensation consists of:
Cost of revenue			$55	$101	$96	$92
Research and development			—	23	293	69
Sales, general and administrative			—	7	261	23

			$55	$131	$650	$184

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Shareholders’ Equity (Deficit)

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital Related to Warrants and Merger Transaction	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Value	Shares	Value
Balance at December 31, 2001 (Predecessor Company)	4,530	$7,365	3,034	$79	$382	$—	$(11,295)	$(3,469)
Issuance of common stock upon conversion of preferred stock	(4,530)	(7,365)	5,215	7,365	—	—	—	—
Issuance of common stock upon exercise of options	—	—	27	7	—	—	—	7
Issuance of common stock upon exercise of warrants	—	—	29	2	—	—	—	2
Issuance of series one preferred stock, net of issuance costs	12,131	8,096	—	—	—	—	—	—
Issuance of series one preferred stock due to conversion of bridge notes and accrued interest	2,177	1,270	—	—	—	—	—	—
Warrants issued to Cypress in connection with promissory note and line of credit agreement	—	—	—	—	971	—	—	971
Net loss	—	—	—	—	—	—	(3,533)	(3,533)

Balances at December 31, 2002 (Predecessor Company)	14,308	9,366	8,305	7,453	1,353	—	(14,828)	(6,022)

Warrants issued in connection with promissory note	—	—	—	—	80	—	—	80
Issuance of common stock upon exercise of options	—	—	41	8	—	—	—	8
Net loss	—	—	—	—	—	—	(14,545)	(14,545)

Balances at December 31, 2003 (Predecessor Company)	14,308	9,366	8,346	7,461	1,433	—	(29,373)	(20,479)

Issuance of common stock upon exercise of options	—	—	555	149	—	—	—	149
Warrants issued to Cypress in connection with promissory note	—	—	—	—	11,023	—	—	11,023
Issuance of common stock upon exercise of warrants	—	—	1,263	75	—	—	—	75
Issuance of common stock upon conversion of convertible notes payable and related interest	—	—	3,342	1,950	—	—	—	1,950
Issuance of common stock upon conversion of redeemable convertible preferred stock	(1,393)	(814)	1,393	814	—	—	—	814
Merger with Cypress	—	—	(14,899)	(10,449)	10,449	—	—	—
Amortization of deferred compensation					131			131
Net loss	—	—	—	—	—	—	(23,302)	(23,302)

Balances at November 8, 2004 (Predecessor Company)	12,915	8,552	—	—	23,036	—	(52,675)	(29,639)

Push down effect of merger with Cypress (see Note 2)	—	—	—	—	11,305	—	15,594	26,899

Balance at November 9, 2004 (Successor Company)	12,915	8,552	—	—	34,341	—	(37,081)	(2,740)

Issuance of common stock upon exercise of options	—	—	4	1	—	—	—	1
Amortization of deferred compensation	—	—	—	—	25	—	—	25
Net unrealized loss on derivatives, net of tax	—	—	—	—	—	(2,341)	—	(2,341)
Net loss	—	—	—	—	—	—	(5,609)	(5,609)

Balances at December 31, 2004 (Successor Company)	12,915	8,552	4	1	34,366	(2,341)	(42,690)	(10,664)

Issuance of common stock upon exercise of options	—	—	78	17	—	—	—	17
Issuance of common stock to Cypress upon conversion of debt			23,282	38,416	—	—	—	38,416
Issuance of common stock to Cypress	—	—	11,870	19,584	—	—	—	19,584
Issuance of series two preferred stock to Cypress	14,000	7,000	—	—	—	—	—	—
Issuance of series two preferred stock upon conversion of debt	18,000	9,000	—	—	—	—	—	—
Warrants issued in connection with promissory notes	—	—	—	—	(4,456)	—	—	(4,456)
Amortization of deferred compensation	—	—	—	—	184	—	—	184
Net unrealized gain on derivatives, net of tax	—	—	—	—	—	2,549	—	2,549
Net loss	—	—	—	—	—	—	(13,573)	(13,573)

Balances at June 30, 2005 (Successor Company)	44,915	$24,552	35,234	$58,018	$30,094	$208	$(56,263)	$32,057

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Consolidated Statements of Comprehensive Loss

(in thousands)

	Predecessor Company				Successor Company
	Years Ended December 31,		Six Months Ended June 30, 2004	January 1, 2003 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
Net loss	$(3,533)	$(14,545)	$(11,129)	$(23,302)	$(5,609)	$(13,573)
Other comprehensive loss, net of tax:
Unrealized gain (loss) on derivatives	—	—	—	—	(2,341)	2,549

Total comprehensive loss	$(3,533)	$(14,545)	$(11,129)	$(23,302)	$(7,950)	$(11,024)

SunPower Corporation

Consolidated Statements of Cash Flows

(in thousands)

	Predecessor Company				Successor Company
Revision based on 8/23 F/S at 00:30	Year Ended December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
			(unaudited)
Cash flows from operating activities
Net loss	$(3,533)	$(14,545)	$(11,129)	$(23,302)	$(5,609)	$(13,573)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Interest expense related to warrants granted and accrued interest on notes payable	512	1,360	1,417	3,759	1,072	3,184
Depreciation and amortization	150	1,319	877	1,590	1,129	5,567
Changes in foreign currency derivatives	—	—	(30)	—	(2,341)	2,549
Impairment charge related to equipment	—	—		—	—	461
Stock based compensation	—	—	55	131	650	184
Advances from customers	—	—	—	—	—	15,536
Changes in current assets and liabilities
Accounts receivable	98	(669)	(626)	(1,302)	(2,971)	(10,722)
Inventory	(565)	(29)	(899)	(1,823)	(1,325)	(2,845)
Prepaid expenses and other current assets	(574)	427	(50)	(375)	(2,334)	1,843
Accounts payable	1,037	(1,424)	(1,135)	3,300	5,092	(1,077)
Accounts payable to Cypress	293	4,692	2,981	4,277	1,847	4,323
Accrued liabilities	(123)	74	1,059	(276)	5,190	(4,209)

Net cash (used in) provided by operating activities	(2,705)	(8,795)	(7,480)	(14,021)	400	1,221

Cash flows from investing activities
Purchase of property and equipment	(5,390)	(14,790)	(11,929)	(17,231)	(9,691)	(23,259)
Release (payment) of deposits	19	(12)	—	—	—	—

Net cash used in investing activities	(5,371)	(14,802)	(11,929)	(17,231)	(9,691)	(23,259)

Cash flows from financing activities
Proceeds from issuance of related party notes payable	844	—	—	—	—	—
Proceeds from debt obligations to Cypress	0	29,191	14,869	30,100	9,000	—
Proceeds from issuance of preferred stock, net of issuance costs	8,095	—	—	—	—	7,000
Proceeds from issuance of common stock	—	—	—	—	—	19,584
Repayment of factoring arrangement	(266)	—	—	—	—	—
Principal payments on capital lease obligations	(299)	—	—	—	—	—
Repayment of notes payable to Cypress	(32)	(359)	(297)	(495)	(99)	(248)
Proceeds from exercise of warrants	2	—	—	75	—	—
Proceeds from exercise of common stock options	7	8	22	149	1	17

Net cash provided by (used in) financing activities	8,351	28,840	14,594	29,829	8,902	26,353

Net increase (decrease) in cash and cash equivalents	275	5,243	(4,815)	(1,423)	(389)	4,315
Cash and cash equivalents at beginning of period	70	345	5,588	5,588	4,165	3,776

Cash and cash equivalents at end of period	$345	$5,588	$773	$4,165	$3,776	$8,091

Non-cash transactions
Issuance of warrants in connection with promissory notes	$971	$80	$—	$—	$—	$—
Conversion of Series A-E Preferred Stock to common	7,365	—	—	—	—	—
Conversion of bridge loan to long term notes	1,950	—	—	—	—	—
Conversion of notes to preferred stock	1,270	—	—	—	—	9,000
Conversion of notes to common stock	—	—	—	1,950	—	38,416
Conversion of preferred stock to common	—	—	—	814	—	—
Cancellation of common stock	—	—	—	10,449	—	—
Supplemental cash flow information
Cash paid for interest	44	149	—	—	—	—
Cash paid for income taxes	—	—	—	—	—	—

The accompanying notes are an integral part of these financial statements.

SunPower Corporation

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

The Company and Basis of Presentation

SunPower Corporation (the “Company” or “SunPower”), a majority owned subsidiary of Cypress Semiconductor Corporation (“Cypress”), was incorporated in the State of California on April 24, 1985. The Company was basically dormant until October 1988, when it was organized as a business venture to commercialize high-efficiency photovoltaic, or solar, cell technology. The Company designs, manufactures and sells solar electric power products based on its proprietary processes and technologies. In addition, the Company offers imaging detectors and infrared detectors based on its solar power technology.

Through funding provided by Cypress (see Note 2 and 9), the Company completed the construction of its wafer fabrication facility in the Philippines in late 2004, at which point it began volume commercial production. Currently the Company operates a 25 megawatts capacity per year solar cell production line and has ordered equipment for a second and third 25 megawatts capacity per year production lines.

In May 2002, Cypress acquired a 57% equity interest in the Company and entered into several equity and debt financing transactions with the Company. On November 9, 2004, the Company became a wholly owned subsidiary of Cypress as a result of a merger transaction, whereby all of the minority shareholders exchanged their shares of SunPower common stock for Cypress common stock (see Note 2). Outstanding options to purchase SunPower common stock held by the Company’s officers, employees and other service providers and warrants held by Cypress to purchase SunPower common stock remained outstanding as of the closing of the merger. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting. As a result, the balance sheet, statements of operations, cash flows and shareholders’ deficit for the periods up to November 8, 2004 are presented as the “Predecessor Company,” and all subsequent financial statements are presented as the “Successor Company.”

The consolidated financial statements of the Company reflect the historical results of operations, cash flows, assets and liabilities of the Company and all of its subsidiaries, including the goodwill, intangible assets and related deferred tax effect arising from the November 9, 2004 merger with Cypress.

The financial statements include allocations of certain Cypress expenses, including centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure costs. The expense allocations have been determined based on a method that Cypress and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or what they would have been had the Company been a separate stand-alone entity during the periods presented. See Note 3 for additional information on the relationship with Cypress.

The Company is subject to a number of business risks, including, but not limited to, an industry-wide shortage of polysilicon, an essential raw material in the production of solar cells; limited suppliers for capital equipment; concentration of revenue among few customers; competition from other companies with a longer operating history and significantly greater financial resources; the dependency on third-party subcontractors; the ability to obtain adequate financing to fund operating activities; dependence on key employees; and the ability to attract and retain additional qualified personnel.

Liquidity

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company had, as of June 30, 2005, a net accumulated deficit of $56.3 million, a working capital deficiency of $2.3 million, and a history of operating

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

losses. The Company’s continuation as a going concern is dependent upon continued financial support from Cypress, the Company’s ability to generate sufficient cash flows to meet its obligations on a timely basis, the Company’s ability to obtain additional financing or refinancing as may be required, or the Company’s ability to attain profitability.

Since May 2002, Cypress has been the primary source of funding for the Company’s investing and financing activities. Aside from the existing $30.0 million Line of Credit Agreement with Cypress, Cypress has no obligation to provide additional funding to the Company. Management believes that current cash and cash equivalents, along with the combination of cash received from Cypress and the conversion of debt and payables to Cypress into equity on July 18, 2005 totaling $60.0 million, and the extension of the $30.0 million line of credit agreement which is in place up to the earlier of the Company’s initial public offering or December 31, 2006 will be sufficient to enable the Company to meet its working capital and capital expenditure requirements for at least the next 12 months.

Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

For 2002, the Company’s fiscal year ended on December 31. In fiscal 2003, the Company began to report results of operations on the basis of 52 or 53 week periods, ending on the Sunday closest to December 31. Fiscal 2003 ended on December 28, 2003 and included 52 weeks. Combined periods of fiscal 2004 ended on January 2, 2005 and included 53 weeks. The Company’s fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year, in which case the additional week falls into the fourth quarter of that fiscal year. For presentation purposes only, the consolidated financial statements and notes refer to the calendar year end and month end of each respective period.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates in these financial statements include allowances for doubtful accounts receivable, inventory write-downs, estimates for future cash flows and economic useful lives of property and equipment, asset impairments, certain accrued liabilities and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to their short maturities.

Comprehensive Loss

Comprehensive income (loss) is defined as the change in equity during a period from non-owner sources. The Company’s comprehensive loss is comprised of net loss and changes in unrealized gains (losses), net of tax, for derivatives such as the outstanding cash flow hedge forward contracts related to forecasted Euro revenue

COMPANY NAME

NOTES TO FINANCIAL CONSOLIDATED STATEMENT—(Continued)

transactions (see Note 7). Comprehensive income (loss) is presented in the Consolidated Statements of Comprehensive Loss.

Cash and Cash Equivalents

Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. Standard cost approximates actual cost on a first-in, first-out basis. The Company routinely evaluates quantities and values of inventory in light of current market conditions and market trends, and records reserves for quantities in excess of demand and product obsolescence. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of our inventory could differ from forecast demand. The Company’s products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. The Company also regularly reviews the cost of inventory against their estimated market value and records a lower of cost or market reserve for inventories that have a cost in excess of estimated market value. Inventory reserves once recorded are not reversed until the inventories have been subsequently disposed of.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight line method over the estimated useful lives of the assets as presented below. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Repairs and maintenance costs are expensed as incurred.

Useful Lives in Years
Manufacturing Equipment	2 to 7
Computer Equipment	2 to 7
Furniture and fixtures	3 to 5
Leasehold improvements	5 to 15

Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. Impairments are recognized based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

Goodwill and Intangibles Arising from Cypress’ Acquisition of the Company

The Company accounts for goodwill and other intangibles in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangibles with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

of these assets may not be recoverable. Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives ranging primarily from 2 to 6 years and are reviewed for impairment in accordance with SFAS No. 144.

Product Warranties

The Company warrants or guarantees the performance of its solar panels at certain levels of conversion efficiency for extended periods, often as long as 25 years. It also warrants or guarantees the functionality of solar cells and imaging detectors for at least one year. Therefore, the Company maintains warranty reserves to cover potential liability that could result from these guarantees. The Company’s potential liability is generally in the form of product replacement. Warranty reserves are based on the Company’s best estimate of such liabilities and are recognized as a cost of revenue. The Company continuously monitors product returns for warranty failures and maintains a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that are considered reasonable under the circumstances. The warranty reserve includes specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues.

Revenue Recognition

The Company sells its products to system integrators and OEMs and recognizes revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. There are no significant post-shipment obligations, including installation, training or customer acceptance clauses with any of its customers that could have an impact on revenue recognition. As such, the Company records a trade receivable for the selling price when the above conditions are met, and reduces inventory for the carrying value of goods shipped.

The Company also enters into development agreements with some of its customers. Development revenue is recognized under the proportionate performance method, with the associated costs included in research and development expense. The Company estimates the proportionate performance of its development contracts based on an analysis of progress toward completion.

Translation of Foreign Currencies

The Company uses the U.S. dollar as its functional currency for all foreign subsidiaries. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, except for non-monetary assets, such as property, plant and equipment, which are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for income items related to non-monetary assets and liabilities, such as depreciation, that are translated using historical exchange rates. As of December 31, 2003, there were no accounts receivables or accounts payables denominated in foreign currencies. As of December 31, 2004 and June 30, 2005, the Company had accounts receivable of Euro 1.9 million and Euro 8.9 million, respectively, which translate into $2.6 million and $10.6 million respectively. The resulting translation gains and losses included in other income (expense) of the above combined with the other hedging activities were not significant to the consolidated statements of operations for the periods presented.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and trade accounts receivable. The Company’s investment policy requires cash and cash equivalents to be placed with high-credit quality institutions and to limit the amount of credit risk from any one issuer. The Company performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. The allowance for doubtful accounts was $57,000, $59,000 and $294,000 as of December 31, 2003 and 2004 and June 30, 2005, respectively. Three customers accounted for 29%, 26% and 11% of accounts receivable as of December 31, 2003. Three customers accounted for 45%, 12% and 11% of accounts receivable as of December 31, 2004, respectively. One customer accounted for 63% of accounts receivable as of June 30, 2005.

Accounting for Stock-Based Compensation

The Company accounts for its stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related Interpretations and complies with disclosure provisions of SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS 123. In certain instances, the Company reflects stock-based employee compensation cost in net income (loss). If there is any compensation under the rules of APB 25, the expense is amortized using an accelerated method prescribed under the rules of the Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”). The following table illustrates the effect on net loss and related per share amounts if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to all stock based employee awards (in thousands, except per share data).

	Predecessor Company				Successor Company
	Years Ended December 31,		Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
Net loss, as reported	$(3,533)	$(14,545)	$(11,129)	$(23,302)	$(5,609)	$(13,573)
Add : Total stock-based employee compensation expense reported in net loss, net of related tax effects	—	—	55	131	650	184
Deduct: Total stock-based employee compensation expense determined under SFAS 123 for all awards, net of related tax effects	(11)	(55)	(206)	(1,187)	(370)	(2,187)

Pro forma net loss	$(3,544)	$(14,600)	$(11,280)	$(24,358)	$(5,329)	$(15,576)

Net loss per share:
Basic and diluted—as reported	$(0.55)	$(1.75)	$(1.33)	$(2.75)	$(5.31)	$(0.74)

Basic and diluted—pro forma	$(0.56)	$(1.76)	$(1.34)	$(2.88)	$(5.05)	$(0.85)

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

	Predecessor Company				Successor Company
	Year Ended December 31,		Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
Dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	3.17% - 3.95%	2.13% - 3.20%	3.08% - 3.58%	3.08% - 3.58%	3.08% - 3.58%	3.5% - 3.63%
Expected life	4.6 years	5 years	4 years	4 years	4 years	4 years
Volatility	85%	78%	81%	81%	81%	74%

No options were granted to employees where the exercise price was less than the deemed fair value of common stock on the date of grant for the years ended December 31, 2002 and 2003; for the period January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and for the six months ended June 30, 2004 and 2005.

Earnings per Share

Basic net income (loss) per share is computed using the weighted-average common shares outstanding. Diluted net income per share is computed using the weighted-average common shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury stock method, except when their effect is anti-dilutive. In computing dilutive net income per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Dilutive securities include stock options and warrants.

For the fiscal years ended December 31, 2002 and 2003; the period from January 1, 2004 to November 8, 2004; the period from November 9, 2004 to December 31, 2004; and the six months ended June 30, 2004 (unaudited) and 2005, outstanding convertible preferred stock, stock options to purchase common stock and warrants to purchase preferred and common stock, were excluded from the calculation of diluted net loss per share as the Company was in a net loss position and their inclusion would have been anti-dilutive. The following is a summary of all outstanding anti-dilutive potential common shares (in thousands):

	Predecessor Company				Successor Company
	Year Ended December 31,		Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
Convertible preferred stock	14,308	14,308	14,308	12,915	12,915	44,915
Stock options	1,035	3,491	7,434	7,287	8,570	12,304
Warrants	17,364	17,692	6,835	7,643	7,643	7,643

Shipping and Handling Costs

The Company records costs related to shipping and handling in cost of revenue.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Advertising Expenses

Advertising expenses to date have not been significant.

Research and Development Costs

Research and development costs consist primarily of compensation and related costs for personnel, materials, supplies and equipment depreciation. Pre-production costs, incurred in connection with developing production capabilities at the Company’s Philippine solar cell manufacturing facility are included in research and development. All research and development costs are expensed as incurred. In March 2005, the Company entered into a three year cost-sharing research and development project with a government agency to fund up to $3 million, representing half of the project costs, to design the Company’s next generation solar panels. Amounts invoiced under this arrangement, which cannot exceed $1 million per year and are based on agreed milestones, are offset to research and development expense upon acceptance from the government agency. In June 2005, the Company invoiced $123,000 for work performed, which was recorded as an offset to research and development expense.

Income Taxes

For financial reporting purposes, income tax expense and deferred income tax balances were calculated as if the Company were a separate entity and had prepared its own separate tax return. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company filed separate U.S. federal tax returns up to November 8, 2004. Subsequent to November 8, 2004 the Company has filed U.S. federal consolidated tax returns with Cypress. The computation of any income taxes has been done on a separate return basis for financial reporting purposes. Cypress and the Company are in discussions to enter into a tax sharing agreement providing for each company’s obligations concerning various tax liabilities.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statement.” It requires retrospective application to prior period’s financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, under SFAS No. 154, if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 applies to accounting changes and error corrections made in fiscal years beginning after December 15, 2005 on a prospective basis. The Company does not expect the adoption in the first quarter of fiscal 2006 will have a material impact on its consolidated results of operations and financial condition.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” Interpretation No. 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. Interpretation No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Interpretation No. 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company is currently evaluating the provision and does not expect the adoption in the fourth quarter of fiscal 2005 will have a material impact on its results of operations or financial condition.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which provides guidance on the implementation of Statement of Financial Accounting Standards (SFAS) No. 123 (R), Share-Based Payment (see discussion below). In particular, SAB No. 107 provides key guidance related to valuation methods (including assumptions such as expected volatility and expected term), the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R), the classification of compensation expense, capitalization of compensation cost related to share-based payment arrangements, first-time adoption of SFAS No. 123(R) in an interim period, and disclosures in Management’s Discussion and Analysis subsequent to the adoption of SFAS No. 123(R). SAB No. 107 became effective on March 29, 2005. It did not have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123(R), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. In April 2005, the SEC postponed the implementation date to the fiscal year beginning after June 15, 2005. The Company will adopt SFAS No. 123(R) in the first quarter of fiscal 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. The Company is currently evaluating which method to adopt. The adoption of SFAS No. 123(R) will have a significant adverse impact on the Company’s results of operations, although it will have no impact on its overall financial position. The precise impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) using the modified retrospective application for all prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described under the “Accounting for Stock-Based Compensation” section in Note 1. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized for such excess tax deductions were zero in fiscal 2002, fiscal 2003, the period from January 1, 2004 to November 8, 2004 and the period from November 9, 2004 to December 31, 2004 and zero for the six months ended June 30, 2004 and 2005.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—an Amendment of APB Opinion No. 29, which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating SFAS No. 153 and does not expect the adoption will have a material impact on its results of operations or financial condition.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The Company is

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

currently evaluating SFAS No. 151 and does not expect the adoption will have a material impact on its results of operations or financial condition.

Unaudited Pro Forma Shareholders’ Equity

If the offering contemplated by this prospectus is completed, all of the redeemable convertible preferred stock outstanding will automatically convert into              shares of common stock, based on the shares of redeemable convertible preferred stock outstanding at June 30, 2005 and the initial conversion price. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the consolidated balance sheets.

Unaudited Interim Financial Statements

The consolidated statements of operations and cash flows for the six months ended June 30, 2004 and all related financial data are unaudited. These unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly their financial position and results of operations and cash flows for the six months ended June 30, 2004. The results for the six months ended June 30, 2004 are not necessarily indicative of the results for any interim period or for any year.

Note 2. Cypress Step Acquisition of SunPower

Effective November 9, 2004, SunPower became a wholly owned subsidiary of Cypress when Cypress exchanged Cypress common stock for all outstanding shares of SunPower common stock. Outstanding options to purchase SunPower common stock held by the Company’s officers, employees and other service providers and warrants held by Cypress to purchase SunPower common stock remained outstanding as of the closing of the merger. This was accomplished through two equity investments made by Cypress.

•	On May 30, 2002, the Company (a) issued 12.1 million shares of series one convertible preferred stock to Cypress in exchange for $8.3 million in cash, and (b) converted approximately $0.5 million of promissory notes and accrued interest due to Cypress in exchange for 0.8 million shares of series one convertible preferred stock. In addition, the Company issued to Cypress a warrant to purchase 16 million shares of series two common stock at $1.00 per share, which warrant expired in January 2004, prior to being exercised by Cypress (see Note 10). As a result of this transaction, Cypress acquired an approximate 57% ownership of the Company’s outstanding voting stock. Although Cypress owned a majority of the outstanding voting stock of the Company, the non-Cypress shareholders had 50% of the board seats, which provided such minority shareholders with effective veto (and substantive participatory) rights.

•	On November 8, 2004, all of the then outstanding shares of capital stock other than those shares owned by Cypress were retired in exchange for the issuance of Cypress common stock to the former holders of those retired shares in connection with a reverse triangular merger in which a wholly owned subsidiary of Cypress was merged into the Company after which SunPower remained as the surviving corporation and a wholly owned subsidiary of Cypress, with outstanding options to purchase SunPower common stock held by the officers, employees and other service providers and warrants held by Cypress to purchase SunPower common stock remaining outstanding after the closing of the merger. In this merger, 14.9 million shares of common stock of the Company held by the minority shareholders were retired in exchange for the fair value of approximately 2.5 million shares of Cypress common stock, including 235,000 shares of Cypress common stock issued to the CEO of Cypress and Chairman of the Board of SunPower. Cypress considered the acquisition of the minority interest in SunPower as the completion of the acquisition of SunPower’s voting securities. This transaction resulted in the “push down” of the effect of the acquisition of SunPower by Cypress and created a new basis of accounting.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Push down accounting requires an entity to establish a new cost basis of accounting for assets and liabilities based on the amount paid for the stock of SunPower. Cypress’ basis in SunPower is reflected in the consolidated financial statements of the Company effective November 9, 2004. This includes (a) Cypress’ investment on May 24, 2002 of $8.8 million; (b) the losses of SunPower recorded by Cypress from May 25, 2002 to November 8, 2004 of $37.1 million; and (c) Cypress’ investment on November 8, 2004 of $23.2 million to acquire the minority interest of SunPower.

The determination of the fair value of SunPower’s net assets as of May 24, 2002 and November 8, 2004 resulted in valuation adjustments (intangible assets and related deferred income taxes) aggregating $3.7 million and $23.2 million, respectively, which were previously reported in the accounts of Cypress as of November 8, 2004. The amounts pushed down to SunPower financial statements at November 9, 2004, derived from the net carrying balance previously reported by Cypress on November 9, 2004 consisted of the following (in thousands):

Purchased Technology	$18,139
Patents	3,811
Trademarks and other	2,066

24,016
Goodwill	2,883

$26,899

The fair value attributed to purchased technology was determined using the income approach method, which was based on a discounted forecast of the estimated net future cash flows to be generated from the technology using discount rates of 20% and 27%. The fair value of purchased technology is being amortized over 3 to 6 years on a straight-line basis.

The fair value of patents was determined using the royalty savings approach method, which calculated the present value of the royalty savings related to the intangible assets using a royalty rate of 4% and a discount rate of 27%. The fair value of patents are being amortized over 6 years on a straight-line basis.

The fair value of trademarks and other was determined using the royalty savings approach method, which calculated the present value of the royalty savings related to the intangible assets using a royalty rate of 0.5% and a discount rate of 27%. The fair value of trademarks is being amortized over 2 to 6 years on a straight-line basis.

The excess over net identifiable assets acquired is Goodwill. Goodwill is not amortized but is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable (see Note 1).

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The following presents details of the intangible assets, reflected on the Company’s balance sheets (in thousands):

	Gross	Accumulated Amortization	Net
As of June 30, 2005
Purchased Technology	$18,139	$(2,222)	$15,917
Patents	3,811	(412)	3,399
Trademarks and other	2,066	(291)	1,775

	$24,016	$(2,925)	$21,091

	Gross	Accumulated Amortization	Net
As of December 31, 2004
Purchased Technology	$18,139	$(445)	$17,694
Patents	3,811	(75)	3,736
Trademarks and other	2,066	(53)	2,013

	$24,016	$(573)	$23,443

Amortization of all purchased intangible assets was $573,000 and $2.4 million, for the period November 9, 2004 to December 31, 2004 and for the six months ended June 30, 2005, respectively. The estimates for amortization of all intangible assets as of June 30, 2005 is as follows (in thousands):

Fiscal year:

Remainder of 2005	$2,440
2006	4,876
2007	4,621
2008	4,043
2009	3,735
2010	1,376

$21,091

Note 3. Transactions with Cypress

Purchases of Imaging and Infrared Detector Products from Cypress

The Company purchases wafers from Cypress at intercompany prices that management believes are no less favorable than an unrelated third party would pay for such products. For each of the fiscal years ended December 31, 2002 and 2003 and the six months ended June 30, 2004 (unaudited), purchases of products from Cypress were not significant. Wafer purchases totaled $256,000, $471,000 and $2.1 million for the period from January 1, 2004 through November 8, 2004, the period from November 9, 2004 through December 31, 2004 and the six months ended June 30, 2005, respectively.

Manufacturing Services in Texas

The Company originally made its imaging and infrared detector and solar power products at its Sunnyvale, California facility. In May 2002, the Company installed certain tenant improvements to build a pilot wafer fabrication line for a newly designed solar cell in a Cypress facility located in Texas. The Company then paid pro rata costs of materials and Cypress personnel to operate the facility which made the Company’s pre-commercial

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

production solar cells until the Philippines facility came on line in November 2004. In late 2004, the Company moved its imaging and infrared detector production lines to the Cypress Texas facility and continues to pay the costs of materials and Cypress personnel to operate the facility. The Company has paid the following amounts to Cypress for products produced and manufacturing services performed under this manufacturing service arrangement: $2.5 million, $40,000, $1.5 million and $50,000 for the period January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and for the six months ended June 30, 2004 (unaudited) and 2005.

Administrative Services Provided by Cypress

Cypress has seconded employees and consultants to the Company for different time periods for which the Company pays their fully-burdened compensation. In addition, Cypress personnel render services to the Company to assist with administrative functions such as centralized legal, tax, treasury, information technology, employee benefits and other Cypress corporate services and infrastructure. Cypress bills the Company for a portion of the Cypress employees’ fully-burdened compensation. The amounts that the Company has recorded as general and administrative expenses in the accompanying statements of operations for these services was approximately $0, $1.7 million, $1.3 million, $171,000, $834,000 and $736,000 during the fiscal years ended December 31, 2002 and 2003; for the period January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and for the six months ended June 30, 2004 (unaudited) and 2005, respectively.

Leased Facility Philippines

In 2003, the Company and Cypress reached an understanding that the Company would build out and occupy a building owned by Cypress for its wafer fabrication facility in the Philippines. As of June 30, 2005, the Company has a rental agreement with Cypress for this facility which expires in July 2006. The Company has reached an agreement in principle with Cypress to extend this lease for an additional 15 years, with a right to purchase the facility from Cypress at any time at Cypress’ original purchase price plus interest computed on a variable index starting on the date of purchase by Cypress until the sale to the Company. There was no rental expense under this agreement for the fiscal year ended December 31, 2002. Rental expense paid to Cypress for this building was $141,000, $235,000, $40,000, $137,000 and $137,000 during the fiscal years ended December 31, 2003; for the period January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and for the six months ended June 30, 2004 (unaudited) and 2005, respectively.

Note 4. Balance Sheet Components

Inventories consisted of the following (in thousands):

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Raw material	$570	$3,085	$4,389
Work-in-process	481	894	2,641
Finished goods	217	437	231

	$1,268	$4,416	$7,261

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Property and equipment consisted of the following (in thousands):

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Manufacturing equipment	$6,969	$31,441	$35,715
Computer equipment	1,207	1,033	1,109
Furniture and fixtures	114	124	124
Leasehold improvements	3,588	12,991	13,144
Construction-in-process (manufacturing facility in the Phillipines)	13,679	6,242	24,539

	25,557	51,831	74,631
Less: Accumulated depreciation and amortization	(2,784)	(4,282)	(7,499)

	$22,773	$47,549	$67,132

Total depreciation expense was $150,000, $1,319,000, $1,590,000, $556,000, $877,000, and $3,215,000 for the fiscal years ended December 31, 2002 and 2003; for the period January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and for the six months ended June 30, 2004 (unaudited) and 2005, respectively.

During the first quarter of fiscal 2005, the Company recorded charges to research and development of $461,000 related to the write-down of property and equipment that were removed from operations. These assets consisted primarily of manufacturing and test equipment that was decommissioned in a pilot wafer fab located in Cypress’ manufacturing facility in Texas. As management has committed to plans to dispose of these assets by sale, the Company classified the assets as held for sale and recorded the assets at the lower of their carrying amount or fair value less costs to sell. Fair value was determined by estimated market prices provided by a third party. The Company expects to complete the disposal of the restructured assets by the end of fiscal 2005.

Accrued liabilities consisted of the following (in thousands):

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Foreign exchange derivative liability	$—	$3,973	$150
Employee compensation and employee benefits	356	673	906
Warranty reserve	—	180	310
Other	2,087	2,546	1,745

	$2,443	$7,372	$3,111

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Note 5. Income Taxes

U.S. and non U.S. components of loss before income taxes consist of the following (in thousands):

	Predecessor Company				Successor Company
	Year Ended December 31,		Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
U.S. loss	$(3,533)	$(12,810)	$(4,141)	$(7,351)	$(2,278)	$(8,984)
Non U.S. loss	—	(1,735)	(6,988)	(15,951)	(3,331)	(4,589)

Loss before income taxes	$(3,533)	$(14,545)	$(11,129)	$(23,302)	$(5,609)	$(13,573)

Temporary differences and carryforwards, which give rise to significant portions of deferred tax assets and liabilities, are as follows (in thousands):

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Net operating loss carryforwards	$8,619	$9,153	$11,451
Research and development credit and California manufacturing credit carryforwards	796	2,005	2,005
Reserves and accruals	1,770	1,992	2,070
Capitalized research and development expenses	309	864	814

Total deferred tax asset	11,494	14,014	16,340
Valuation allowance	(11,494)	(5,049)	(8,286)

Total deferred tax asset net of valuation allowance	—	8,965	8,054
Deferred tax liability	—	(8,965)	(8,054)

Net deferred tax assets	$—	$—	$—

The Company filed separate U.S. federal tax returns up to November 8, 2004. Subsequent to November 8, 2004, the Company has filed U.S. federal consolidated tax returns with Cypress. The Company had federal net operating loss carryforwards of approximately $32.0 million as of June 30, 2005, which may be applied to future taxable income until these benefits begin to expire in 2011 through 2025. The Company had California net operating loss carryforwards of approximately $4.0 million as of June 30, 2005, which may be applied to future taxable income until these benefits begin to expire in 2005 through 2013. The Company had research and development credit carryforwards of approximately $1.2 million for federal and approximately $1.2 million for state tax purposes.

Statement of Financial Accounting Standard 109, Accounting for Income Taxes, (“SFAS 109”) requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due the Company’s continuing losses and accumulated deficit, the Company has recorded a full valuation allowance on the deferred tax asset.

The Company’s ability to utilize the net operating loss carryforwards is dependent upon the Company being able to generate taxable income in future periods and may be limited due to restrictions imposed on utilization of

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

net operating loss and credit carryforwards under Federal and state laws upon a change in ownership, such as the transaction with Cypress.

The Company is subject to a tax holiday in the Philippines, where it manufactures its products. This tax holiday is scheduled to expire in 2010, unless extended.

Note 6. Commitments and Contingencies

Operating Lease Commitments

The Company leases its Sunnyvale, California facility under a non-cancelable operating lease, which expires on May 31, 2006. The lease also requires the Company to pay property taxes, insurance and certain other costs. Future minimum obligations under all noncancelable operating leases as of June 30, 2005 are as follows (in thousands):

Fiscal Year
Remainder of 2005	$270
2006	268

Total	$538

Rent expense, including the rent paid to Cypress for the building in the Philippines (see Note 3), was $521,000, $662,000, $681,000, $115,000, $398,000, and $354,000 for the fiscal years ended December 31, 2002 and 2003; for the period January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and the six months ended June 30, 2004 (unaudited) and 2005, respectively.

The Company has a royalty bearing license agreement covering certain solar cell technology. The Company is in the process of terminating this agreement because its current products do not use the licensed technology. Royalty expense (included in cost of revenue) was not significant for any of the periods presented.

Purchase Commitments

The Company purchases raw materials for inventory, services and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure goods and services based upon criteria, as defined by the Company, or that establish parameters defining the Company’s requirements. In certain instances, these agreements allow the Company the option to cancel, reschedule or adjust the Company’s requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company’s recorded purchase commitments arising from these agreements are firm, noncancelable and unconditional commitments. As of June 30, 2005, the Company estimated its obligations under such agreements to be approximately $23.4 million.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Product Warranties

The following summarized activity within accrued warranty (in thousands):

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Balance at the beginning of the period	$—	$—	$180
Accruals for warranties issued during the period	—	180	130
Settlements made during the period (in cash or in kind)	—	—	—

Balance at the end of the period	$—	$180	$310

Indemnifications

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in connection with contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non- infringement of third-party rights, and certain tax related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party’s claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company’s obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate the agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties and/or insurance covering certain payments made by the Company.

Legal Matters

The Company is a party to litigation matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company, the outcome of these matters is not determinable and negative outcomes may adversely affect the Company’s financial position, liquidity or results of operations.

Note 7. Foreign Currency Derivatives

The Company has non-U.S. subsidiaries that operate and sell the Company’s products in various global markets, primarily Europe. As a result, the Company is exposed to risks associated with changes in foreign currency exchange rates. It is the Company’s policy to use various hedge instruments to manage the exposures associated with net asset or liability positions of its subsidiaries and forecasted revenues and expenses. The Company does not enter into derivative financial instruments for speculative or trading purposes.

There were no hedging activities for the fiscal years ended December 31, 2002 and 2003. As of December 31, 2004 and June 30, 2005, the Company’s hedge instruments consisted entirely of forward contracts. The Company calculates the fair value of its forward contracts based on forward rates from published sources.

Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company accounts for its hedges of forecasted foreign currency revenues as cash flow hedges such that changes in fair value of the effective portion of hedge contracts are recorded in accumulated other comprehensive income (loss)

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

in shareholders’ equity (deficit) in the Consolidated Balance Sheets. Amounts deferred in accumulated other comprehensive income (loss) are reclassified into the Consolidated Statement of Operations in the periods in which the hedged exposure impacts earnings. The effective portion of unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, beginning in 2004, was $(876,000), $(1.5) million, $30,000, and $2.5 million for the period from January 1, 2004 to November 8, 2004; the period from November 9, 2004 to December 31, 2004; and the six months ended June 30, 2004 (unaudited) and 2005, respectively. Cash flow hedges are tested for effectiveness each period on a spot to spot basis using dollar-offset method. Both the excluded time value and any ineffectiveness are recorded in other income and (expense), net. The changes in excluded time value, were not material for the period from January 1, 2004 to November 8, 2004; the period from November 9, 2004 to December 31, 2004; and the six months ended June 30, 2004 (unaudited) and 2005, respectively. No ineffectiveness was recorded for the period from January 1, 2004 to November 8, 2004; the period from November 9, 2004 to December 31, 2004; and the six months ended June 30, 2004 and 2005, respectively. As of December 31, 2004 and June 30, 2005, the Company had outstanding cash flow hedge forward contracts with an aggregate notional value of $34 million and $20.6 million respectively, related to forecasted Euro revenue transactions. The maturity dates of these contracts range from March 2005 to February 2006.

The Company began hedging the net balance sheet effect of the Euro denominated asset and liability in 2005. The Company records its hedges of foreign currency denominated monetary assets and liabilities at fair value with the related gains or losses recorded in other income and (expense), net. The gains and losses on these contracts are substantially offset by gains and losses on the underlying balances being hedged. As of June 30, 2005, the Company held forward contracts with an aggregate notional value of $7.6 million to hedge the risks associated with Euro foreign currency denominated assets and liabilities. Aggregate net foreign exchange gains (losses) on these hedging transactions and foreign currency remeasurement gains (losses) of was not material for the six months ended June 30, 2005.

Note 8. Customer Advances

In April 2005, the Company entered into an agreement with one of its customers to supply solar cells. As part of this agreement, the Customer agreed to fund future expansion of its manufacturing facility to support this customers’ solar cell product demand. Beginning January 1, 2006, the Company will be obligated to pay interest on any remaining unpaid balance. The Company’s repayment of principal on the advances is to be amortized over product deliveries at a specified rate. The Company may repay all or any portion of the unpaid principal and related interest on the advances at any time without penalty through December 31, 2010. As of June 30, 2005, the Company received advances of $14.3 million with the remaining advances to be received through fiscal 2005. Of the $14.3 million received, $3.6 million has been classified in current portion of customer advances and $10.7 million in long term customer advances as of June 30, 2005. As of June 30, 2005, the Company has utilized all funds as advanced by this customer towards expansion of the Company’s manufacturing facility.

In June 2005, the Company entered into an agreement with another customer who prepaid $1.2 million towards the purchase of future solar cells. These advances will be reduced as shipments occur in the next twelve months. As of June 30, 2005, no shipments were made to this customer.

From time to time, the Company enters into agreements where customers prepay for future purchases of solar power products. These prepayments will be applied as shipments of product occur.

Note 9. Debt

Related Party Subordinated Convertible Promissory Notes

In connection with the sale of series one preferred stock in May 2002, the convertible promissory notes held by non-Cypress investors were amended into subordinated convertible promissory notes, convertible into

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

common stock. These notes were initially issued to certain investors of the Company. The principal balance of these notes was $1.9 million (along with accrual interest) and was convertible into 3,342,129 shares of common stock. These notes bore interest at a rate of 3.21% annually and accrued interest until either the outstanding principal was paid in full or was converted in full. As a result of the November 9, 2004 merger transaction with Cypress, these notes were converted into 3,342,129 shares of common stock in accordance with the terms of the Second Amended and Restated Articles of Incorporation. Furthermore, as part of the same transaction, in accordance with the terms of the Agreement and Plan of Reorganization entered into by the Company and Cypress; these 3,342,129 common shares were retired.

Borrowings from Cypress

From the period February 2003 through June 30, 2005, the Company borrowed a total of $83 million from Cypress in the form of Promissory Notes, Senior Convertible Promissory Notes, and Promissory Notes Issued under a Line of Credit Agreements. Amounts outstanding are as follows (in thousands):

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Promissory note (February 2003)	$2,142	$1,683	$—
Unsecured senior convertible promissory notes, including accrued interest of $19,000 in 2003 and $72,000 in 2004	3,695	3,672	—
Promissory notes (March 2004), including accrued interest of $0 in 2003 and $803,000 in 2004 respectively	—	24,803	—
Promissory notes issued under line of credit, including accrued interest of $575,080 in 2003, $2.5 million in 2004 and $170,000 at June 30, 2005	23,666	31,740	25,170
Discount representing the fair value of warrants issued	(66)	(9,201)	(3,447)

	29,437	52,697	21,723
Less: Current portion	(24,125)	(31,024)	(170)

Long-term debt, net of current portion	$5,312	$21,673	$21,553

Promissory Note (February 2003)

In February 2003, the Company entered into a $2.5 million promissory note agreement with Cypress. This note bore interest at 7%, and was due in 60 equal monthly payments of $50,000, representing principal and interest, beginning April 2003 and was fully repaid by June 30, 2005. Amounts outstanding at December 31, 2003 and 2004 were $2.1 million and $1.7 million respectively. In connection with the issuance of this note, the Company granted warrants to Cypress to purchase 357,143 shares of its common stock with an exercise price of $0.07 per share (Note 10).

Unsecured Senior Convertible Promissory Notes

In accordance with the Note Purchase and Line of Credit Agreement signed in May 2002, Cypress funded the Company $400,000 per month from April 2003 through December 2003. As of December 31, 2003 and 2004, the Company had borrowed a total of $3.6 million at interest rates between 1.21% and 1.68% based on the date of the note. These notes, which matured on January 31, 2005, accrued interest until the outstanding principal was settled in March 2005. All promissory notes including related interest were repaid in January 2005, and the underlying agreement was terminated.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Promissory Notes (March 2004)

From March 2004 to June 2005, Cypress loaned the Company an aggregate of $36.5 million pursuant to 10 demand promissory notes. The Company repaid $29.0 million of these loans in March 2005 and repaid the remaining $7.5 million of these loans in June 2005. These notes bore interest at 7% and were due on demand. In connection with the issuance of those notes, the Company issued warrants to Cypress to purchase 3,000,001 shares of its common stock with an exercise price of $0.07 per share (see Note 10, which warrants were cancelled in July 2005).

Line of Credit Agreement

The Company entered into an amended $30.0 million Note Purchase and Line of Credit Agreement with Cypress in May 2004. Amounts outstanding under the line of credit agreement require monthly interest payments at an annualized rate of 7%. Principal is due in 60 equal monthly installments beginning June 2007 through May 2012. Amounts outstanding at December 31, 2003, 2004 and June 30, 2005 were $23.7 million, $31.7 million and $25.2 million, respectively. Subsequent to June 30, 2005, all amounts outstanding under the line of credit agreement were settled in full. In addition, Cypress agreed to extend the line of credit agreement until the earlier of the Company’s initial public offering or December 31, 2006 (see Note 13). In connection with loans made under the line of credit agreement, the Company issued warrants to Cypress to purchase 4,285,715 shares of common with an exercise price of $0.07 per share (see Note 10).

Total interest expense related to all borrowings from Cypress (including interest expense attributed to the fair value of the warrants that were issued to Cypress in connection with these loans and amortized using the effective interest method) totaled $1.5 million, $ 3.8 million, $1.0 million, $1.4 million, and $3.2 million, for the fiscal year ended December 31, 2003; the period from January 1, 2004 to November 8, 2004; for the period November 9, 2004 to December 31, 2004; and six months ended June 30, 2004 (unaudited) and 2005, respectively.

Subsequently, all outstanding debt related to Cypress as of June 30, 2005, was converted to shares of class A common stock (see Note 13).

Note 10. Redeemable Convertible Preferred Stock and Shareholders’ Equity (Deficit)

At June 30, 2005, the Company is authorized to issue 149,000,000 shares of no par value common stock and 66,000,000 shares of no par value preferred stock.

Redeemable Convertible Preferred Stock.

At June 30, 2005, the Company’s redeemable convertible preferred stock consists of two series designated as series one and series two preferred stock. At December 31, 2002 and 2003, Cypress and the chief executive officer of Cypress were the Company’s majority preferred shareholders, owning a majority of the series one preferred stock outstanding. At November 8, 2004, December 31, 2004 and June 30, 2005, Cypress was the Company’s sole preferred shareholder, owning 100% of the series one and two preferred stock outstanding.

At December 31, 2001, the Company had outstanding shares of series A, series B1, series C, series D and series E preferred stock. In May 2002, the shareholders, each as a separate class voted to convert all 4,530,084 of these preferred shares into 5,215,451 shares of common stock. Additionally, the Company amended its Articles of Incorporation to eliminate all previous series of preferred stock and created two new series of preferred stock, series one which consists of 17,650,000 designated shares and series two which consists of 16,000,000 designated shares. The Company then issued 12,130,868 shares of series one preferred stock at $0.6864 per share for $8.3 million in cash. Furthermore, Cypress, Cypress’ chief executive officer and other bridge note holders converted approximately $1.3 million of bridge notes and accrued interest into 2,177,231 shares of series one preferred stock, representing a

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

price per share of $0.5834 per share, or 85% of the face value of series one preferred stock in accordance with the convertible promissory note agreement.

In conjunction with the November 8, 2004 merger, the Company issued 32 million shares of series two convertible preferred stock in exchange for $16 million. Of the $16 million, $9 million was received as an advance from Cypress in December 2004 and $7 million in January 2005.

Convertible preferred stock consisted of the following as of December 31, 2003 and 2004 and June 30, 2005 (in thousands except share data):

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Series One
Authorized—17,650,000 shares at December 31, 2003, 14,297,593 shares at December 31, 2004 and June 30, 2005
Outstanding—14,308,099 shares at December 31, 2003 and 12,915,060 shares at December 31, 2004 and June 30, 2005
Liquidation preference of $9,821 at December 31, 2003 and $8,865 at December 31, 2004 and June 30, 2005	$9,366	$8,552	$8,552
Series Two
Authorized—16,000,000 shares at December 31, 2003 and 32,000,000 shares at December 31, 2004 and June 30, 2005
Outstanding—None at December 31, 2003 and 2004, 32,000,000 shares at June 30, 2005
Liquidation preference of $16,000 at June 30, 2005	—	—	16,000

	$9,366	$8,552	$24,552

The rights, preferences, and privileges of the holders of series one and two preferred stock are as follows:

Dividends—Preferred Stock

When and if declared by the Board of Directors, the holders of the preferred shares are entitled to receive noncumulative annual dividends in the amount of eight percent (8%) of the initial sales price of $0.6864 and $0.50 for series one and series two preferred stock, respectively. If dividends actually declared are inadequate to satisfy the full dividend preferences of the series one and two preferred stock, then the entire amount declared shall be paid to the holders of such preferred stock so that they receive the same percentage of their dividend preference.

Liquidation Preferences—Preferred Stock

In the event of any liquidation, dissolution, or winding up of the Company, the holders of preferred shares shall be entitled to be paid in accordance with the following liquidation order:

$0.6864 per share for series one preferred shares and $0.50 per share for series two preferred stock, subject to adjustment plus all declared but unpaid preferred dividends (the “Liquidation Amount”).

If the Company’s assets are insufficient to pay the distribution, then the assets and the funds of the Company will be distributed ratably amount the holders of preferred stock in proportion to the amount of such stock owned by each such holder. Any amounts available for distribution in excess of the Liquidation Amount will be distributed to the holders of common stock and preferred stock, on an as-if-converted basis, pro-rata based on the number of shares held.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Conversion—Preferred Stock

Each share of series one and series two preferred stock is convertible, at the option of the holder, into the number of fully paid and nonassessable shares of common stock as determined by dividing the preferred stock original issue price by the conversion price in effect at the time of conversion. The initial conversion prices of series one and series two preferred stock are $0.6864 and $0.50, respectively, and are subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Articles of Incorporation, as amended and restated.

After November 9, 2004, the series one preferred stock becomes convertible into class A common stock and the series two preferred stock becomes convertible into class C common stock.

The preferred stock will be automatically converted into common stock upon the closing of the Company’s sale of common stock pursuant to a registration statement under the Securities Act of 1933, as amended, in which the aggregate net proceeds are equal to at least $20.0 million and in which the price per share of common stock is at least $2.07 (adjusted to reflect subsequent stock dividends, stock splits or recapitalization).

Voting Rights—Preferred Stock

The holders of series one and series two preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which their preferred shares are convertible.

Common Stock

Until November 8, 2004, there was only one class of common stock. After the merger on November 9, 2004, three classes of common stock were authorized for issuance, classes A, B and C common stock.

The outstanding options and warrants became exercisable for the class A common stock, and the series one preferred stock became convertible into class A common stock while series two preferred stock is convertible into class C common stock.

At December 31, 2002, 2003 and 2004 and on November 8, 2004, immediately prior to the merger, all shares of common stock were held by non-Cypress shareholders. At November 9, 2004, immediately after the merger, no common stock was outstanding while on June 30, 2005, a majority of the common shares were owned by Cypress.

In March 2005, the Company issued to Cypress 35,151,515 shares of its class A common stock at a price of $1.65 per share, the consideration for which was the cancellation by Cypress of $58 million of promissory notes held by Cypress and inter-company indebtedness that the Company owed to Cypress.

Common stock consisted of the following as of December 31, 2003 and 2004 and June 30, 2005 (in thousands except share data).

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Common stock, no par value; 33,650,000 shares authorized at December 31, 2003, none authorized at December 31, 2004, and June 30, 2005; 8,345,853 shares issued and outstanding at December 31, 2003, none at December 31, 2004 and June 30, 2005	$7,461	$—	$—
Class A common stock, no par value; no shares authorized at December 31, 2003; 85,000,000 shares authorized at December 31, 2004 and June 30, 2005; 3,803 shares issued and outstanding at December 31, 2004, 35,233,535 shares issued and outstanding at June 30, 2005	—	1	58,018
Class B common stock, no par value; no shares authorized at December 31, 2003; 32,000,000 shares authorized at December 31, 2004 and June 30, 2005; no shares issued and outstanding at December 31, 2004 and June 30, 2005	—	—	—
Class C common stock, no par value per share; no shares authorized at December 31, 2003; 32,000,000 shares authorized at December 31, 2004 and June 30 2005; no shares issued and outstanding at December 31, 2004 and June 30, 2005	—	—	—

Total common stock	$7,461	$1	$58,018

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Voting Rights—Common Stock

Class B and class C common stock are identical, except with respect to voting for directors and conversion. The holders of class A and C common stock, voting together shall be entitled to elect that number of directors which is the largest whole number less than or equal to 20% of the authorized number of directors; the holders of class B common stock are entitled to elect the remaining directors. Each share of class C common stock is convertible into one share of class A common stock and each share of class B common stock is convertible into one share of class A common stock at any time, on a one-for-one basis. At any time when Cypress and its affiliates own stock with less than 80% of the votes represented by the outstanding shares of stock, each outstanding share of class C common stock is convertible at the option of the holder into a share of class B common stock on a one-for-one basis.

Dividends—Common

When and if declared by the board of directors, and subject to the preferences applicable to any preferred stock outstanding, the holders of class A, class B and class C common stock are entitled to receive equal per share dividends. In the case of a dividend or distribution payable in the form of common stock, each holder of class A, class B and class C is only entitled to receive the class of stock that they hold.

Preferred and Common Stock Warrants

The following table summarizes information about warrants outstanding:

	Preferred Stock Warrants		Common Stock Warrants
	Series Two Shares	Exercise Price	Shares	Exercise Price
Outstanding as of December 31, 2001 (Predecessor Company)	—	$—	1,344,633	$0.06
Warrants granted	16,000,000	1.00	—	0.06
Warrants exercised	—	—	(28,622)	0.06
Warrants canceled	—	—	—

Outstanding as of December 31, 2002 (Predecessor Company)	16,000,000	1.00	1,316,011	0.06
Warrants granted	—	—	357,143
Warrants exercised	—	—	—
Warrants canceled	—	—	(28,715)

Outstanding as of December 31, 2003 (Predecessor Company)	16,000,000	1.00	1,644,439	0.06
Warrants granted	—	—	7,285,716	0.07
Warrants exercised	—	—	(1,263,441)	0.06
Warrants canceled	(16,000,000)	(1.00)	(23,855)

Outstanding as of November 8, 2004 (Predecessor Company)	—		7,642,859	0.07
Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants canceled	—	—	—	—

Outstanding as of December 31, 2004 (Successor Company)	—	—	7,642,859	0.07

Warrants granted	—	—	—	—
Warrants exercised	—	—	—	—
Warrants canceled	—	—	—	—

Outstanding as of June 30, 2005 (Successor Company)	—	—	7,642,859	$0.07

From 1998 through 2001, the Company issued 1,392,438 warrants to purchase common stock in connection with the issuance of term loans. The Company valued the warrants using the Black-Scholes option pricing model on the date of grant resulting in a fair value of $169,000 which was fully recognized as interest expense prior to 2002.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

In connection with the issuance of series one preferred stock in May 2002, the Company entered into a Note Purchase and Line of Credit Agreement with Cypress and issued a warrant to Cypress to purchase up to 16.0 million shares of series two preferred stock at an exercise price of $1.00 per share. The fair value of the warrant was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield, risk-free interest rate of 3.17%, volatility of 85% and an expected term of 1.6 years. The Company amortized the fair value of these warrants of $971,000 to interest expense over the original term of the warrant (19 months) in the amount of $357,900 and $613,600 in 2002 and 2003, respectively using the effected interest method . In December 2003, Cypress was granted a five week extension to exercise the warrant, thereby extending the expiration date from December 2003 to January 2004. However, the warrant expired unexercised in January 2004.

In February 2003, in connection with the issuance of the $2.5 million promissory note to Cypress (see Note 8), the Company granted warrants to Cypress to purchase 357,143 shares of its common stock with an exercise price of $0.07 per share and a term of ten years. The fair value of the warrants was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk-free rate of 3.95%; volatility of 85% and expected life of ten years. The Company recorded the fair value of these warrants of $80,000 as a deferred financing asset, the current portion of which is included in prepaid expenses and other current assets. The fair value of the warrant is being amortized to interest expense over the original term of the note (60 months) using the effective interest method. During the year ended December 31, 2003; the period from January 1, 2004 to November 8, 2004; the period November 9, 2004 to December 31, 2004; and the six months ended June 30, 2005 $13,000, $10,000, $3,000 and $6,700 of the amount relating to the warrants was amortized to interest expense, respectively.

In connection with the November 9, 2004 merger transaction with Cypress’ holders of warrants, other than Cypress, were required as a condition to the merger to exercise their warrants so that they held common stock immediately prior to the merger. As a result, warrants to purchase 1,263,441 shares of common stock were exercised, prior to the merger.

In May 2004, the Company signed an amended note purchase and line of credit agreement, finalized the terms of a $30 million loan from Cypress. As of June 30, 2005, $25.1 million was outstanding under this facility. In connection with the issuance of this note, the Company granted warrants to purchase 4,285,715 shares of its common stock with an exercise price of $0.07 per share and a term of ten years. The fair value of the warrants was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk free rate of 2.63%; volatility of 81.15% and expected life of 10 years. The Company recorded the fair value of these warrants of $6,620,000 as a discount to the debt. The fair value of the warrant is being amortized to interest expense over the original term of the note using the effective interest method. During the period from January 1, 2004 to November 8, 2004, the period November 9, 2004 to December 31, 2004 and the six months ended June 30, 2005, $939,000, $305,000 and $994,000 of the amount relating to the warrants was amortized to interest expense, respectively.

From March 2004 through April 2005, Cypress loaned the Company $36.5 million for operations and equipment financing. These loans were demand loans bearing interest at 7%. In conjunction with the issuance of these loans, the Company granted warrants to Cypress to purchase 3,000,001 shares of its common stock with an exercise price of $0.07 per share and a term of ten years. The fair value of the warrants was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: no dividend yield; risk free rate of 1.86%-3.10%; volatility of 81.15% and expected life of 10 years. The Company recorded the fair value of these warrants of $4,403,000 as a discount to debt. The fair value of the warrant is being amortized to interest expense over the original term of the note using the effective interest method. During the period from January 1, 2004 to November 8, 2004, the period November 9, 2004 to December 31, 2004 and the six months ended June 30, 2005, $416,000, $215,000 and $297,000 of the amount relating to the warrants was amortized to interest expense.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Stock Option Program

The Board of Directors has approved the 1988 Incentive Stock Plan (the “1988 Plan”) and the 1996 Incentive Stock Plan (the “1996 Plan”). Under the terms of the plans, the Company may issue incentive or nonstatutory stock options or stock purchase rights to employees and consultants to purchase common stock. Currently, the maximum number of shares of common stock authorized for issuance under the 1988 Plan is 850,000 shares and under the 1996 Plan is 14,026,339 shares. The Company has also granted 228,000 options to employees and consultants outside of the 1988 and 1996 Plans.

As of June 30, 2005, the Company had 1,349,070 shares available under the 1996 Plan for grant and no shares available under the 1988 Plan.

Incentive stock options maybe granted at no less than the fair value of the common stock on the date of grant. Nonqualified stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by the Board of Directors, although these terms are generally not to exceed ten years for stock options and six months for stock purchase rights. The options typically vest over five years with a one year cliff and monthly vesting thereafter.

Activity under the Company’s stock option plans is presented in the following table (in thousands except per share data):

	Predecessor Company						Successor Company
	Year Ended December 31, 2002		Year Ended December 31, 2003		Period From January 1, 2004 through November 8, 2004		Period From November 9, 2004 through December 31, 2004		Six Months Ended June 30, 2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at
Beginning	874	$0.32	1,034	$0.29	3,490	$0.25	7,287	$1.06	8,570	$1.15
Granted	245	0.20	2,720	0.25	4,411	1.60	1,288	1.65	3,945	1.68
Canceled	(58)	0.32	(223)	0.28	(59)	0.59	(1)	0.30	(133)	0.83
Exercised	(27)	0.28	(41)	0.20	(555)	0.27	(4)	0.32	(78)	0.22

Options outstanding at end of period	1,034	0.29	3,490	0.25	7,287	1.06	8,570	1.15	12,304	1.33

Options exercisable at end of period	502	0.26	620	0.27	1,199	0.47	1,324	0.48	2,586	0.91

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes information about stock options outstanding as of June 30, 2005 (in thousands, except per share data):

Options Outstanding			Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
151	3.90	$0.15	109	$0.15
2,277	7.85	0.25	874	0.25
424	5.36	0.33	386	0.33
100	8.55	1.00	28	1.00
10	8.96	1.25	10	1.25
9,109	9.42	1.65	1,179	1.65
233	9.85	2.15	—	2.15

12,304		$1.33	2,586	$0.91

Options Issued to Non-Employees

For the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004 and the six months ended June 30, 2004 (unaudited) and 2005, the Company granted options to consultants to purchase 210,000, 0, 160,000 and 26,000 options to purchase common stock, respectively, with weighted average exercise prices of $1.0, $0, $0.8 and $1.65 per share, respectively. The fair value of options granted to consultants was estimated using the Black-Scholes model resulting in stock-based compensation expense of $131,000, $25,000, $55,000 and $184,000 for the period from January 1, 2004 to November 8, 2004, the period from November 9, 2004 to December 31, 2004, and the six-month period ended June 30, 2004 (unaudited) and 2005, respectively.

Shares Reserved for Future Issuance

As of June 30, 2005, the Company had shares of common stock reserved for future issuance as follows:

Convertible preferred stock	24,864,897
Preferred and common stock warrants	7,642,859
Stock option plans	13,653,939

46,161,695

Other Employee Benefit Plans

The Company has a pension plan covering employees in the Philippines. The aggregate costs and outstanding liability of this pension plan was not material to the Company’s consolidated operating results or financial position for any period presented.

Certain employees and officers of the Company participate in several Cypress sponsored employee benefit plans such as the Cypress Executive Deferred Compensation Plan and the Cypress Stock Purchase Assistance Plan. In addition certain employees and officers of the Company have options to purchase common stock of Cypress, some of which, continue to vest until Cypress ceases to own at least 50% of total combined voting power of all classes of the Company’s capital stock.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

Note 11. Segment and Geographical Information

The Company operates in one industry segment comprising the design, manufacture and sale of solar electric power products, or solar power products, imaging detectors and infrared detectors based on its proprietary processes and technologies. The following tables present net revenue and long-lived asset information based on geographic region. Revenue is based on the destination of the shipments. Long-lived assets, which consist of net property and equipment, are based on the physical location of the assets (dollars in thousands):

	Predecessor Company				Successor Company
	Year Ended December 31,		Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
Revenue by geography
United States	42%	71%	83%	80%	15%	25%
Europe	—	6%	2%	3%	70%	72%
Asia	58%	23%	15%	16%	15%	1%
Others	—	—	—	1%	—	2%

	Predecessor Company				Successor Company
	Year Ended December 31,		Six Months Ended June 30 2004	January 1 Through November 8, 2004	November 9 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
Significant customers
Customer
A	28%	*	*	*	*	*
B	*	*	*	*	19%	53%
C	*	12%	*	*	*	12%
D	12%	27%	50%	45%	*	*
E	*	16%	13%	14%	*	*
F	14%	*	*	*	*	*
H	*	*	11%	*	*	*
I	*	*	*	*	51%	18%
J	23%	*	*	*	*	*

*	denotes less than 10% during the period

	Predecessor Company				Successor Company
	Year Ended December 31,		Six Months Ended June 30, 2004	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
	2002	2003
			(unaudited)
Revenue by product
Solar electric power products	1%	4%	3%	5%	86%	80%
Imaging and infrared detectors and other	99%	96%	97%	95%	14%	20%

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

	Predecessor Company	Successor Company
	December 31, 2003	December 31, 2004	June 30, 2005
Long-lived assets by geography
United States	$17,031	$7,682	$4,894
Philippines	3,852	38,084	60,508
Denmark	1,890	1,634	1,496
China	—	149	234

	$22,773	$47,549	$67,132

Note 12. Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of redeemable convertible preferred stock upon the closing of the Company’s initial public offering (using the as-converted method) for the period from January 1, 2004 through November 8, 2004, the period from November 9, 2004 through December 31, 2004 and for the six month period ended June 30, 2005, as if the closing occurred at the beginning of fiscal 2004. The following table sets forth the computation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Predecessor Company	Successor Company
	January 1, 2004 Through November 8, 2004	November 9, 2004 Through December 31, 2004	Six Months Ended June 30, 2005
Net loss	$(23,302)	$(5,609)	$(13,573)

Weighted average common shares outstanding	8,461	1,056	18,307
Add: Adjustments to reflect the weighted average effect of the assumed conversion of the series one and series two redeemable convertible preferred stock from the date of issuance	14,308	13,079	38,998

Total shares used in computing basic and diluted pro forma net loss per share	22,769	14,135	57,305

Pro forma net loss per common share:
Basic and diluted	$(1.02)	$(0.40)	$(0.24)

Note 13. Subsequent Events

On July 7, 2005, SunPower’s board of directors authorized the management of SunPower to proceed with the reincorporation of the Company in Delaware. On August 12, 2005, SunPower’s board of directors, subject to shareholder approval, approved the form of certificate of incorporation which provides for class B common stock having eight votes per share in lieu of the current class B and class C common stock and for various provisions in the certificate of incorporation and bylaws to provide Cypress with various protections, primarily by requiring 75% board vote for certain actions.

On July 18, 2005, SunPower issued 24,000,000 shares of class A common stock to Cypress in exchange for a combination of cash, the conversion of debt and payables to Cypress and the cancellation of warrants to purchase shares of SunPower class A common stock held by Cypress, with an aggregate value of $60.0 million.

SunPower Corporation

Notes to Consolidated Financial Statements—(Continued)

In addition, Cypress agreed to extend that certain Note Purchase and Line of Credit Agreement dated as of May 30, 2002 (the “Line of Credit”) which provides for a $30.0 million line of credit to SunPower, until the earlier of the Company’s initial public offering or December 31, 2006. As of July 18, 2005, there were no amounts outstanding under the Line of Credit.

On August 12, 2005, SunPower’s board of directors and shareholders approved an amendment to the articles of incorporation providing for the following changes: (i) increasing the number of authorized shares of class A common stock by 35,000,000 shares to 120,000,000 shares, (ii) increasing the number of authorized shares of Class B Common Stock by 59,151,515 shares to 91,151,515 shares, and (iii) decreasing the number of authorized shares of series one preferred stock by 1,382,533 shares to 12,915,060 shares, (iv) increasing the number of authorized shares of common stock by 94,151,515 shares to 243,151,515 shares, (v) decreasing the number of authorized shares of preferred stock by 21,084,940 shares to 44,915,060 shares and (vi) increasing the number of authorized shares of stock by 73,066,575 shares to 288,066,575 shares.

On August 12, 2005, SunPower’s board of directors, subject to shareholder approval, adopted the 2005 Stock Incentive Plan (the “Incentive Plan”) to replace the 1988 and 1996 Stock Option Plans (the “Prior Plans”) effective upon an IPO (the “Effective Date”). The Incentive Plan allows not only for the grant of options like the Prior Plans, but also for the grant of stock appreciation rights, restricted stock grants, and other equity rights. The aggregate number of Company shares authorized for issuance as awards under the Incentive Plan shall not exceed 793,470 shares (i) minus the aggregate number of shares subject to options granted under the Prior Plans between August 12, 2005 and the Effective Date, (ii) plus any shares subject to options granted under the Prior Plans which lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005, and (iii) plus any of the 210,000 shares subject to non-plan options granted during 2004 that lapse or otherwise terminate prior to being exercised subsequent to August 12, 2005.

On August 12, 2005, SunPower’s board of directors approved the Company’s entering into various separation and services agreements with Cypress. Among these agreements are a sublease of the land and a lease for the building in the Philippines (see Note 3); a three-year wafer supply agreement for detector products at inter-company pricing; and a three-year master transition services agreement under which Cypress would allow SunPower to continue to utilize services provided by Cypress such as legal, tax, information technology, and treasury administration, at the same price that other Cypress subsidiaries or divisions utilized such services.

SUNPOWER

12,000 kilowatt solar power plant, Germany

Back View and Front View

SunPower A-300 all back contact solar cell

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and The Nasdaq National Market listing fee. No expenses shall be borne by the selling stockholders.

Securities and Exchange Commission and registration fee	$13,536
National Association of Securities Dealers, Inc. filing fee	12,000
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving fees	*
Registrar and Transfer Agent’s fees	*
Miscellaneous fees and expenses	*

Total	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.(i)2 hereto) and Article 6 of the Registrant’s Restated Bylaws (Exhibit 3.(ii)2 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

From January 1, 2002 to July 31, 2005, the Registrant has issued and sold an aggregate of 704,892 shares of common stock to directors, officers, employees, former employees and consultants at prices ranging from $0.15 to $2.15 per share, for aggregate cash consideration of approximately $182,979.

Between September 2001 and June 2002 the Registrant issued an aggregate of 47,805 shares of common stock in exchange for an aggregate of $2,868 from the exercise of warrants.

In November 2004, immediately prior to and conditioned upon its merger with Cypress, the Registrant issued an aggregate of 1,263,441 shares of common stock in exchange for $75,806 from the exercises of warrants.

In November 2004, immediately prior to and conditioned upon its merger with Cypress, the Registrant issued an aggregate of 3,342,129 shares of common stock upon conversion of $1.95 million of promissory notes.

In November 2004, immediately prior to and conditioned upon its merger with Cypress, the Registrant issued a total of 1,393,039 shares of common stock upon conversion of outstanding shares of series one preferred stock.

The Registrant has issued Cypress promissory notes in the aggregate amount of $6.1 million during 2003.

The Registrant has issued various promissory notes to Cypress under a May 2004 note purchase and line of credit agreement in the aggregate principal amount of $29,190,862.

From March 2003 to June 2005, the Registrant issued a combination of demand and promissory notes to Cypress in the aggregate principal amount of $36,500,000.

From March 18, 2004 to October 18, 2004, the Registrant issued warrants to purchase 7,642,859 shares of class A common stock to Cypress with exercise prices of $0.07 per share, in connection with certain loans.

On January 18, 2005, as contemplated by the merger with Cypress, the Registrant issued and sold 32,000,000 shares of series two convertible preferred stock to Cypress at $0.50 per share for aggregate consideration of $16,000,000, all of which will be converted into 32,000,000 shares of class B common stock in connection with this offering.

On March 17, 2005, the Registrant issued and sold 35,151,515 shares of class A common stock to Cypress at $1.65 per share for aggregate consideration of $58,000,000 consisting of debt cancellation.

On July 18, 2005, the Registrant issued and sold 24,000,000 shares of class A common stock to Cypress at $3.50 per share for aggregate consideration of $84,000,000 consisting of debt cancellation, cash, and warrant forfeitures.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a)   Exhibits.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.(i)1	Articles of Incorporation of the Registrant, prior to reincorporation.
3.(i)2*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates.
3.(ii)1	Bylaws of the Registrant, prior to reincorporation.
3.(ii)2*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
4.1*	Specimen Class A Common Stock Certificate.
5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10.1	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2	1988 Incentive Stock Plan and form of agreements thereunder.
10.3	1996 Stock Plan and form of agreements thereunder.
10.4	Form of 2005 Stock Incentive Plan and form of agreements thereunder.
10.5	Industrial Lease, dated March 28, 2000, between the Registrant and The Irvine Company.
10.6	First Amendment, dated January 20, 2005, to Lease, dated March 28, 2000, between the Registrant and The Irvine Company.
10.7	Contract of Lease, dated January 1, 2003, between SunPower Philippines Manufacturing Limited-Phil. Branch and Cypress Manufacturing Ltd.-Phil. Branch.
10.8	Offer Letter dated May 22, 2003, between the Registrant and Thomas H. Werner.

Exhibit Number	Description
10.9	Offer Letter dated January 14, 2005, between the Registrant and PM Pai.
10.10	Offer Letter dated April 1, 2005, between the Registrant and Emmanuel Hernandez.
10.11	Offer Letter dated January 1, 1990, between Registrant and Dr. Richard Swanson.
10.12*	Master Separation Agreement between the Registrant and Cypress Semiconductor Corporation.
10.13*	Indemnification and Insurance Matters Agreement between the Registrant and Cypress Semiconductor Corporation.
10.14*	Investor Rights Agreement between the Registrant and Cypress Semiconductor Corporation.
10.15*	Employee Matters Agreement between the Registrant and Cypress Semiconductor Corporation.
10.16*	Tax Sharing Agreement between the Registrant and Cypress Semiconductor Corporation.
10.17*	Master Transition Services Agreement between the Registrant and Cypress Semiconductor Corporation.
10.18*	Wafer Supply Agreement between the Registrant and Cypress Semiconductor Corporation.
10.19*	SVTC Pilot Line Agreement between the Registrant and Cypress Semiconductor Corporation.
10.20*	Lease/Sublease Agreement between the Registrant and Cypress Semiconductor Corporation.
10.21	Note Purchase and Line of Credit Agreement dated May 30, 2002, held by Cypress Semiconductor Corporation.
10.22	Amendment No. 1 to Note Purchase and Line of Credit Agreement dated May 25, 2004.
10.23†	Supply Agreement, dated April 14, 2005, between the Registrant and Solon AG fur Solartechnik.
10.24†	Supply Agreement, dated April 17, 2004, between the Registrant and Conergy AG, and Appendixes thereto.
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see page II-5).

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit.

(b)   Financial Statement Schedule

Schedules have been omitted because they are not applicable, not required or the information required to be set forth therein is included in the consolidated financial statement or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 25th day of August 2005.

SUNPOWER CORPORATION

By	/s/ Thomas H. Werner
Thomas H. Werner
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas H. Werner and Emmanuel T. Hernandez, and each of them, his or her true and lawful attorneys in fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Thomas H. Werner Thomas H. Werner	Chief Executive Officer (Principal Executive Officer) and Director	August 25, 2005

/s/ Emmanuel T. Hernandez Emmanuel T. Hernandez	Chief Financial Officer (Principal Financial and Accounting Officer)	August 25, 2005

/s/ T. J. Rodgers T. J. Rodgers	Chairman of the Board	August 25, 2005

/s/ Don Mika Don Mika	Director	August 22, 2005

/s/ Christopher Seams Christopher Seams	Director	August 22, 2005

/s/ Dr. Richard Swanson Dr. Richard Swanson	Director	August 25, 2005

Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.(i)1	Articles of Incorporation of the Registrant, prior to reincorporation.
3.(i)2*	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates.
3.(ii)1	Bylaws of the Registrant, prior to reincorporation.
3.(ii)2*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.
4.1*	Specimen Class A Common Stock Certificate.
5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10.1	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2	1988 Incentive Stock Plan and form of agreements thereunder.
10.3	1996 Stock Plan and form of agreements thereunder.
10.4	Form of 2005 Stock Incentive Plan and form of agreements thereunder.
10.5	Industrial Lease, dated March 28, 2000, between the Registrant and The Irvine Company.
10.6	First Amendment, dated January 20, 2005, to Lease, dated March 28, 2000, between the Registrant and The Irvine Company.
10.7	Contract of Lease, dated January 1, 2003, between SunPower Philippines Manufacturing Limited-Phil. Branch and Cypress Manufacturing Ltd.-Phil. Branch.
10.8	Offer Letter dated May 22, 2003 between the Registrant and Thomas H. Werner.
10.9	Offer Letter dated January 14, 2005, between the Registrant and PM Pai.
10.10	Offer Letter dated April 1, 2005, between the Registrant and Emmanuel Hernandez.
10.11	Offer Letter dated January 1, 1990, between Registrant and Dr. Richard Swanson.
10.12*	Master Separation Agreement between the Registrant and Cypress Semiconductor Corporation.
10.13*	Indemnification and Insurance Matters Agreement between the Registrant and Cypress Semiconductor Corporation.
10.14*	Investor Rights Agreement between the Registrant and Cypress Semiconductor Corporation.
10.15*	Employee Matters Agreement between the Registrant and Cypress Semiconductor Corporation.
10.16*	Tax Sharing Agreement between the Registrant and Cypress Semiconductor Corporation.
10.17*	Master Transition Services Agreement between the Registrant and Cypress Semiconductor Corporation.
10.18*	Wafer Supply Agreement between the Registrant and Cypress Semiconductor Corporation.
10.19*	SVTC Pilot Line Agreement between the Registrant and Cypress Semiconductor Corporation.
10.20*	Lease/Sublease Agreement between the Registrant and Cypress Semiconductor Corporation.
10.21	Note Purchase and Line of Credit Agreement dated May 30, 2002, held by Cypress Semiconductor Corporation.
10.22	Amendment No. 1 to Note Purchase and Line of Credit Agreement dated May 25, 2004.
10.23†	Supply Agreement, dated April 14, 2005, between the Registrant and Solon AG fur Solartechnik.
10.24†	Supply Agreement, dated April 17, 2004, between the Registrant and Conergy AG, and Appendixes thereto.
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
24.1	Power of Attorney (See page II-5).

*	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit.